IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


10013444


SEC MAIL
RECEIVED
PROCESSING
SEP 16 2010
WASH, D.C.
211
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Oconee Federal Financial Corp.
(Exact Name of Registrant as Specified in Charter)

0001501078
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seneca, State of South Carolina on September 16, 2010.

OCONEE FEDERAL FINANCIAL CORP.

By: 

T. Rhett Evatt
President and Chief Executive Officer

F:\clients\1431\Filings and Applications\Form SE.doc

EXHIBIT 99.3

OCONEE FEDERAL
SAVINGS AND LOAN ASSOCIATION

SENECA, SOUTH CAROLINA

Conversion Valuation Appraisal Report

As of September 3, 2010

Prepared by:
McAuliffe Financial, LLC
19457 Olson Ave., Lake Oswego, OR 97034

McAuliffe Financial, LLC

September 3, 2010

Board of Directors
Oconee Federal Savings and Loan Association
115 E. North 2nd Street
Seneca, South Carolina 29678

Dear Board Members:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, dated as of October 21, 1994; and applicable regulatory interpretations thereof.

Description of Reorganization

The Board of Directors of Oconee Federal Savings and Loan Association ("Oconee Federal" or the "Association") has adopted a plan of reorganization pursuant to which Oconee Federal will convert and reorganize into a mutual holding company structure. As part of the reorganization, Oconee Federal will become a wholly-owned subsidiary of Oconee Federal Financial Corp. ("Oconee Federal Financial" or the "Holding Company"), a federal corporation, and Oconee Federal Financial will issue a majority of its common stock to Oconee Federal, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Association's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Community offering. In addition, as part of the reorganization, the Association will establish a charitable foundation (the "Foundation") to further the Association's commitment to the local community. The Foundation will be funded with $2,500,000 of Oconee Federal Financial stock and cash. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Holding Company's stock. As a result of the reorganization, it is anticipated that public stockholders will own 33% of the total stock issued by the Holding Company and the Foundation and the MHC will own 2% and 65%, respectively.

The aggregate amount of stock sold by the Holding Company cannot exceed the appraised value of the Association. Immediately following the offering, the primary assets of the Holding Company will be the capital stock of the Association and the net offering proceeds remaining after contributing proceeds to the Association in exchange for 100 percent of the capital stock of the Association. The Holding Company will contribute at least 50 percent of the net offering proceeds in exchange for the Association's capital stock. The remaining net offering proceeds, retained at the Holding Company, will be used to fund a loan to the ESOP and provide general working capital.

McAuliffe Financial, LLC

McAuliffe Financial, LLC. ("McAuliffe Financial") is a financial consulting firm serving the financial services industry that, among other things, specializes in financial valuations and analyses of business enterprises and securities. The background and experience of McAuliffe Financial is detailed in Exhibit VI-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Association and the other parties engaged by Oconee Federal Financial to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Association's and the Holding Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Association that has included a review of its audited financial information for fiscal years ended June 30, 2005 through June 30, 2010, various unaudited information and internal financial reports through June 30, 2010 and due diligence related discussions with the Association's management; Cherry, Bekaert & Holland, L.L.P., the Association's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Association's counsel in connection with the reorganization and stock offering; and Mutual Securities, Inc., the Association's marketing advisor in connection with the Holding Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Association operates and have assessed the Association's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Association and the industry as a whole. We have analyzed the potential effects of conversion on the Association's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Association's primary market area and have compared the Association's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stock of all publicly-traded mutual holding companies. We have also considered the expected market for the Association's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Association's representation that the information contained in the regulatory applications and additional information furnished to us by the Association, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Association, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Association. The valuation considers the Association only as a going concern and should not be considered as an indication of the Association's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Association, the MHC and the Holding Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Association's value alone. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Holding Company or the Association following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Holding Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 3, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, total shares issued to public stockholders, the Foundation as well as to the MHC, was $48,000,000 at the midpoint, equal to 4,800,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $40,800,000 and a maximum value of $55,200,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,080,000 shares at the minimum to 5,520,000 shares at the maximum. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $63,480,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,348,000. The Board of Directors has established a public offering range such that the public ownership of the Holding Company will constitute a 33% ownership interest of the Holding Company. In addition to the shares issued publicly, the Foundation will hold a 2% ownership interest in the Holding Company. Accordingly, the offering range of the public stock will be $13,464,000 at the minimum, $15,840,000 at the midpoint, $18,216,000 at the maximum and $20,948,400 at the top of the super range. Based on the public offering range, plus shares issued to the Foundation, the public ownership of the shares will represent 35% of the shares issued, with the MHC owning the majority of the shares.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

McAuliffe Financial's valuation was determined based on the financial condition and operations of Oconee Federal as of June 30, 2010, the date of the financial data included in the regulatory applications and prospectus.

McAuliffe Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by McAuliffe Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Association's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
McAuliffe Financial, LLC



J. Kevin McAuliffe
President

McAuliffe Financial, LLC

Table of Contents

I. DESCRIPTION OF OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION

Overview of the Association

Oconee Federal was originally chartered in 1924 and the Association was issued a federal charter in 1992. Oconee Federal operates a main office in Seneca, South Carolina and three branch offices, all in Oconee County, in northwestern South Carolina. At June 30, 2010, the Association's total assets equaled $333.5 million. The Association's primary market area of Oconee County is largely rural, with no major population centers. Oconee County is called the "Golden Corner" of South Carolina with its abundance of lakes and rivers in the northwest corner of the state.

Historically, Oconee Federal's lending efforts have focused on the origination of permanent one-to-four family residential mortgage loans that are retained in portfolio. To a much lesser extent, the Association has originated various other nonresidential real estate, construction and consumer loans to increase the interest rate sensitivity and improve loan yields. At June 30, 2010, 93.8% of the Association's total loan portfolio was comprised of permanent one-to-four family residential mortgage loans.

Oconee Federal's business plan states that current policies and guidelines limit the Association's lending area to Oconee County and the nearby surrounding communities and townships in adjacent counties (predominately Pickens and Anderson Counties) in South Carolina. The business plan further states that Oconee Federal prides itself in being a community oriented Association. Management believes that Oconee Federal has maintained a very positive image in Oconee County over the years. Management believes in promoting home ownership in the local communities. For that reason, the Association's primary focus has been and will continue to be on residential mortgage lending. The primary liability funding source for Oconee Federal is retail deposits raised through the Association's four retail offices. Currently, the Association only accepts deposits from individuals and entities that have a verifiable address in Oconee County. The Association does not and will not solicit brokered deposits.

Balance Sheet Trends

Table 1.1 presents key balance sheet data for Oconee Federal for the six fiscal years ended June 30, 2005 through June 30, 2010. Over this period, Oconee Federal's asset base has

Table 1.1
Oconee Federal Savings and Loan Association

Selected Balance Sheet Items
(Dollars in Thousands)

	At June 30,											
	2005	% Assets	2006	% Assets	2007	% Assets	2008	% Assets	2009	% Assets	2010	% Assets
Total Assets	$ 303,636	100.00%	$ 300,109	100.00%	$ 296,872	100.00%	$ 309,504	100.00%	$ 311,584	100.00%	$ 333,546	100.00%
Cash and Cash Equivalents	9,552	3.15%	6,802	2.27%	19,674	6.63%	38,970	12.59%	50,709	16.27%	49,792	14.93%
Investment Securities	75,156	24.75%	54,570	18.18%	34,903	11.76%	21,318	6.89%	50	0.02%	33	0.01%
Mortgage Backed Securities	2,012	0.66%	1,501	0.50%	1,199	0.40%	951	0.31%	8,914	2.86%	12,117	3.63%
FHLB Stock	624	0.21%	969	0.32%	535	0.18%	537	0.17%	540	0.17%	540	0.16%
Loans Receivable, net	211,275	69.58%	230,941	76.95%	234,855	79.11%	242,203	78.26%	245,969	78.94%	264,328	79.25%
Real Estate owned	126	0.04%	-	0.00%	-	0.00%	58	0.02%	100	0.03%	751	0.23%
Other Assets	4,891	1.61%	5,326	1.77%	5,706	1.92%	5,467	1.77%	5,302	1.70%	5,985	1.79%
Deposits *(incl Escrows)*	247,888	81.64%	234,709	78.21%	237,092	79.86%	251,777	81.35%	252,750	81.12%	272,606	81.73%
Borrowings	-	0.00%	8,000	2.67%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Other Liabilities	3,886	1.28%	3,080	1.03%	3,506	1.18%	2,197	0.71%	1,766	0.57%	1,279	0.38%
Total Liabilities	251,774	82.92%	245,789	81.90%	240,598	81.04%	253,974	82.06%	254,516	81.68%	273,885	82.11%
Retained Earnings	48,617	16.01%	51,490	17.16%	53,258	17.94%	54,752	17.69%	57,068	18.32%	59,661	17.89%
Accum Other Comp Income	3,245	1.07%	2,830	0.94%	3,016	1.02%	778	0.25%	-	0.00%	-	0.00%
Equity	51,862	17.08%	54,320	18.10%	56,274	18.96%	55,530	17.94%	57,068	18.32%	59,661	17.89%
Tangible Equity / Tg. Assets		17.08%		18.10%		18.96%		17.94%		18.32%		17.89%
Loans / Deposits	85.23%		98.39%		99.06%		96.20%		97.32%		96.96%	

Source: Oconee Federal's audited financial statements and Offering Prospectus increased overall by $29.9 million to $333.5 million at June 30, 2010. This represents a total growth rate of 9.9%, or 1.9% on an annualized basis.

Loans, net of the allowance for loan losses, comprise the largest component of assets, equaling $264.3 million (79.3% of assets) as of June 30, 2010. Between June 30, 2005 and June 30, 2010, the Association's loan portfolio increased by $53.1 million or 25%. The largest component of the loan portfolio has consisted of permanent one-to-four family mortgage loans, which has exceeded over 90% of total loans during recent years.

As the Association's loan levels have increased since June 2005, the levels of cash, cash equivalents and investment securities have declined. Cash, cash equivalents and investment securities have gradually declined from $87.4 million or 28.8% of assets at June 30, 2005, to $62.5 million or 18.7% of assets at June 30, 2010. During the last five years, the Association has significantly reduced its investments in U.S. Treasury Notes and has only partially replaced these maturing securities with short-term interest-earning deposits and agency mortgage-backed securities (or "MBS") guaranteed or insured by Ginnie Mae and Freddie Mac. At June 30, 2010, the majority of $49.8 million of cash and cash equivalents were concentrated in low yielding and short-term interest-earning deposits. The $12.1 million MBS portfolio included $11.6 million of Ginnie Mae's.

The asset base is funded with retail deposits and capital. Oconee Federal has rarely relied on FHLB borrowings to fund loan demand or meet asset/liability goals. The Association repaid all of its FHLB of Atlanta borrowings in November 2006. All of the Association's deposits are local deposits. Declining from $247.9 million to $234.7 million between June 30, 2005 and June 30, 2006, Oconee Federal's deposit levels have gradually increased during the last four years and equaled $272.6 million or 81.7% of total assets at June 30, 2010. Overall, between June 30, 2005 and June 30, 2010, the Association's GAAP equity increased from $51.9 million or 17.1% of assets to $59.7 million or 17.9% of assets. With the exception of fiscal year 2008, Oconee Federal experienced an increase in its equity level in each of the last five years. In fiscal 2008, reported net income of $1.5 million was offset by other comprehensive losses of $2.2 million related to unrealized losses on Freddie Mac common stock. As a result, the Association's equity declined by over $700,000 in 2008. The Association is a "well capitalized" institution pursuant to regulatory standards.

Lending Activities

As presented in Table 1.2, Oconee Federal's lending activities have emphasized the origination of permanent one-to-four family residential mortgage loans. Between June 30, 2006 and June 30, 2010, these types of loans constituted between 93% and 95% of the Association's total loan portfolio.

Table 1.2
Oconee Federal Savings and Loan Association
Loan Portfolio

	At June 30,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family (1)	$ 250,390	93.81%	$ 232,106	93.66%	$ 230,260	94.37%	$ 225,424	95.29%	$ 222,163	95.49%
Multi-family	380	0.14	395	0.16	480	0.20	234	0.10	284	0.12
Home equity/second mortgage	510	0.19	892	0.36	1,239	0.51	458	0.19	138	0.06
Non-residential	9,456	3.55	8,353	3..38	5,751	2.35	3,045	1.29	2,992	1.29
Construction and land	5,158	1.93	4,867	1.96	5,116	2.10	6,304	2.67	5,914	2.54
Total real estate loans	265,894	99.62	246,613	99.52	242,846	99.54	235,465	99.54	231,491	99.50
Consumer and other loans	1,012	0.38	1,194	0.48	1,141	0.47	1,102	0.47	1,158	0.50
Total loans	$ 266,906	100.00%	$ 247,807	100.00%	$ 243,987	100.00%	$ 236,567	100.00%	$ 232,649	100.0%
Net deferred loan fees	(1,690)		(1,580)		(1,459)		(1,428)		(1,426)	
Allowance for losses	(888)		(258)		(325)		(284)		(282)	
Loans, net	$ 264,328		$ 245,969		$ 242,203		$ 234,855		$ 230,941	

1. Includes loans secured by modular and manufactured homes as of June 30, 2010.
Source: Oconee Federal Financial Corp.'s Offering Prospectus.

The Association plans to continue to offer permanent and construction one-to-four family residential mortgage loans, while also originating smaller volumes of multifamily, church loans, home equity and consumer loans. The majority of Oconee Federal's one-to-four family residential mortgage loans consist of loans which are conforming to standards set by Freddie Mac or Fannie Mae, notwithstanding the fact that the Association currently holds all the loans it originates for portfolio. The Association seeks to emphasize 15 year and 30 year residential mortgages.

At June 30, 2010, the Association's loan portfolio reflects permanent first mortgage loans secured by one-to-four family residential properties totaling $250.4 million, or 93.8% of total loans. At the same date, construction and land loans (predominantly residential) approximated 1.9% of the loan portfolio while the balance of the loan portfolio consisted of consumer and second mortgage/home equity loans (0.6%), and multifamily and nonresidential loans (3.6%). The Association has elected not to make commercial business loans and there are no such loans in portfolio.

Due to consumer demand in the current low interest rate environment, management estimates that approximately 90% of residential loan originations in recent years have been 15- to 30- year fixed-rate loans secured by one-to-four family residential real estate. The Association's current Business Plan anticipates a similar percentage of fixed-rate loan origination volume versus adjustable-rate volume during the next three years.

The Association generally originates fixed-rate one-to-four family residential loans in accordance with Fannie Mae and Freddie Mac secondary market underwriting standards. At June 30, 2010, the Association had $163 million of fixed-rate residential loans with 30 year contractual maturities and $62 million of fixed-rate residential loans with 15 year contractual maturities. However, based on prepayment rates, management estimates that the average life of fixed-rate loans has been 8 to 10 years during recent years.

In order to reduce the term to re-pricing of the loan portfolio, Oconee Federal also originates adjustable-rate one-to-four family residential mortgage loans. Current adjustable-rate mortgage loans carry interest rates that adjust annually at a margin tied to the Federal Housing Finance Board's national average contractual rate on previously occupied homes. The adjustable-rate one- to four-family residential mortgage loans have contractual maturity terms of 15 or 30 years. The adjustable-rate mortgage loans currently offered by the Association generally provide for a 100 basis point annual interest rate change cap and a lifetime upward cap of 500 basis points over the initial rate. At June 30, 2010, $21.1 million, or 8.5% of the one-to-four family residential mortgage loans, had adjustable rates of interest.

The Association currently originates residential mortgage loans for portfolio with loan-to-value ratios of up to 80% for both owner occupied one-to-four family homes and for non-owner occupied homes.

Oconee Federal is an active originator of residential construction loans. The Association offers construction loans both to local home builders and to individuals building custom homes in Oconee County. Typically, a construction loan funded by the Association will convert to a permanent mortgage loan within a year of original funding. At June 30, 2010, construction and land loans outstanding totaled $5.2 million.

At June 30, 2010, the Association had $9.4 million in nonresidential mortgage loans, representing 3.5% of total loan portfolio. Although the Association's credit underwriting guidelines authorize the origination or purchase of loans secured by a first lien on commercial properties, with maturity terms of up to 5 years and maximum loan-to-value ratios of 75%, the Association does not currently fund these types of loans. Most of the Association's currently outstanding nonresidential loans are secured by church properties. At June 30, 2010, the Association had 5 church loans with balances greater than $500,000. The two largest of these loans had balances of $3.6 million and $1.6 million, respectively. All 5 church loans were secured by properties in Oconee County. At June 30, 2010, all church loans were performing in accordance with their terms.

Pursuant to the Association's credit underwriting guidelines, loans on church properties can have a maximum term of 20 years with a maximum loan-to-value ratio of 75%. All of the Association's church loans have a fixed rate of interest.

Based on the housing stock in the Association's market, multi-family lending has been limited. At June 30, 2010, Oconee Federal had multi-family real estate loans totaling $380,000. The multifamily real estate loans originated generally have a maximum term of 5 years and are secured by small apartment buildings located within the primary market area. The interest rates on these loans are generally slightly higher than the interest rate pricing for single family homes. These loans are generally made in amounts of up to 80% of the lesser of the appraised value or the purchase price of the property with an appropriate projected debt service coverage ratio.

To date, Oconee Federal' consumer lending has been limited. At June 30, 2010, the Association had $1.5 million of consumer loans outstanding, including $510,000 of second mortgage/home equity loans, representing 0.6% of the total loan portfolio. At June 30, 2010, the Association also had $956,000 in loans on deposits. While the Association's credit underwriting guidelines authorize the making of automobile, both new and used, boat, mobile home and trailer loans, the Association does not currently engage in these types of loans. This type of lending, if any, is expected to be very limited in the future.

Oconee Federal does not engage in mortgage banking related activities. Presently, all loans originated by Oconee Federal are retained in portfolio. The Association generally originates loans that conform to secondary market guidelines. Although not specifically planned, Oconee Federal may, however, sell loans in the future for interest rate risk management and for liquidity purposes. The Association does not purchase loans nor have participation interests in loans.

Asset Quality

The deteriorating housing market trends over the last three years in the U.S. have also been experienced in Oconee County. As has been the case nationally, Oconee County has witnessed a decline in housing values. As shown in Table 1.3, Oconee Federal's level of non-

Table 1.3
Oconee Federal Savings and Loan Association
Non-Performing Assets

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family	$ 3,214	$ 1,286	$ 1,037	$ 528	$ 410
Multi-family	—	—	—	—	—
Home equity	—	—	—	—	—
Non-residential	—	211	—	—	—
Construction and land	—	—	—	—	—
Total real estate loans	3,214	1,497	1,037	528	410
Consumer and other loans	—	—	—	—	—
Total nonaccrual loans	$ 3,214	$ 1,497	$ 1,037	$ 528	$ 410
Accruing loans past due 90 days or more:					
Real estate loans:					
One- to four-family	$ 764	$ 452	$ 238	$ 123	$ 294
Multi-family	—	—	—	—	—
Home equity	—	—	—	—	—
Non-residential	—	—	—	7	—
Construction and land	—	—	—	—	—
Total real estate loans	764	452	238	130	294
Consumer and other loans:					
Total accruing loans past due 90 days or more	764	452	238	130	294
Total of nonaccrual and 90 days or more past due loans	$ 3,978	$ 1,949	$ 1,275	$ 658	$ 704
Real estate owned:					
One- to four-family	$ 751	$ 100	$ 58	$ —	$ —
Multi-family	—	—	—	—	—
Home equity	—	—	—	—	—
Non-residential	—	—	—	—	—
Other	—	—	—	—	—
Other nonperforming assets	—	—	—	—	—
Total nonperforming assets	$ 4,729	$ 2,0490	$ 1,333	$ 658	$ 704
Troubled debt restructurings	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	$ 4,729	$ 2,049	$ 1,333	$ 658	$ 704
Total nonperforming loans to total loans	1.49%	0.79%	0.52%	0.28%	0.30%
Total nonperforming assets to total assets	1.42%	0.66%	0.43%	0.22%	0.23%
Total nonperforming assets to loans and real estate owned	1.77%	0.83%	0.55%	0.28%	0.30%

Source: Oconee Federal Financial Corp.'s Offering Prospectus.

performing assets (non-accrual loans, accruing loans past due 90 days or more and real estate owned ("REO")), increased significantly between June 30, 2007 and June 30, 2010. After more than tripling, from $658,000 to $2.0 million, between June 30, 2007 and June 30, 2009, non-performing assets ("NPAs") more than doubled between June 30, 2009 and June 30, 2010, to $4.7 million, or 1.42% of assets. Also, as of June 30, 2009 and June 30, 2010, the Association's had classified assets as follows:

	At June 30, 2010	At June 30, 2009
	(Dollars in Thousands)	
Special Mention	$1,413	$541
Substandard	3,298	3,568
Doubtful	771	121
Total Classified Assets	5,482	4,230

Source: Oconee Federal Financial Corp's Offering Prospectus

At June 30, 2010, all of the Association's non-performing assets were collateralized by one-to-four family residential properties.

As shown in Table 1.4, Oconee Federal's allowance for loan loss levels remained stable between June 30, 2006 and June 30, 2009. Between June 30, 2009 and June 30, 2010, the allowance for loan losses increased from $258,000 (0.10% of total outstanding loans) to $888,000 (0.33% of total outstanding loans). After decreasing from 40.06% to 13.24% of non-performing loans between June 30, 2006 and June 30, 2009, the Association's allowance for loan losses increased to 22.32% of non-performing loans at June 30, 2010.

Funding Composition

Deposits are the major source of funds for lending and other investment purposes. In addition to deposits, the Association's other significant sources of funds include liquidity (cash and short-term interest-earning deposits), repayment of loans, maturing investments and earnings from operations. Based on the Association's growth objectives, these sources should continue to adequately address funding demands.

Retail deposits are raised through Oconee Federal's four retail offices. Currently, the Association only accepts deposits from individuals and entities that have a verifiable address in

Table 1.4
Oconee Federal Savings and Loan Association
Allowance for Loan Losses

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Allowance at beginning of period	$ 258	$ 325	$ 284	$ 282	$ 254
Provision for loan losses	758	(27)	100	7	62
Charge offs:					
Real estate loans					
One- to four-family	$ (128)	$ (36)	$ (59)	$ (6)	$ (39)
Multi-family	—	—	—	—	—
Home equity	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction and land	—	—	—	—	—
Consumer and other loans	—	(4)	—	(2)	—
Total charge-offs	$ (128)	$ (40)	$ (59)	$ (8)	$ (39)
Recoveries:					
Real estate loans					
One- to four-family	$ —	$ —	$ —	$ —	$ —
Multi-family	—	—	—	—	—
Home equity	—	—	—	—	—
Non-residential	—	—	—	—	—
Construction and land	—	—	—	—	—
Consumer and other loans	—	—	—	3	5
Total recoveries	—	—	—	3	5
Net (charge-offs) recoveries	$ (128)	$ (40)	$ (59)	$ (5)	$ (34)
Allowance at end of period	$ 888	$ 258	$ 325	$ 284	$ 282
Allowance to nonperforming loans	22.32%	13.24%	25.49%	43.16%	40.06%
Allowance to total loans outstanding at the end of the period	0.33	0.10	0.13	0.12	0.12
Net charge-offs (recoveries) to average loans outstanding during the period	0.05	0.02	0.02	0.00	0.02

Source: Oconee Federal Financial Corp.'s Offering Prospectus

Oconee County. The Association does not solicit brokered deposits. As shown in Table 1.5, certificate of deposits (or "CDs") constituted the largest portion of the Association's deposit base, remaining constant at 79% of total deposits during the last three fiscal years. Savings, money market and NOW/demand accounts comprised the remainder of the deposit portfolio with 21% of total deposits. While the Association has historically maintained a heavy concentration of CDs in its deposit base, management believes that this includes a high balance of retirement accounts which have proven to be stable accounts.

Table 1.5
Oconee Federal Savings and Loan Association
Deposit Portfolio

	At June 30,					
	2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
NOW and demand deposits	$ 15,399	5.65%	$ 16,661	6.59%	$ 17,154	6.81%
Money market deposits	9,338	3.43	6,689	2.65	5,447	2.16
Regular savings and other deposits	32,194	11.81	29,679	11.74	29,755	11.82
Certificates of deposit – IRA	59,388	21.78	54,984	21.75	51,042	20.28
Certificates of deposit - other	156,287	57.33	144,738	57.27	148,378	58.93
Total	$ 272,606	100.00%	$ 252,750	100.00%	$ 251,776	100.00%

Source: Oconee Federal Financial Corp.'s Offering Prospectus.

Although deposits are the primary source of funds, the Association may utilize borrowings when it is a less costly source of funds and can be invested at a positive interest rate spread. Borrowings are utilized when additional liquidity is required to fund loan demand or when it meets asset/liability management goals. Borrowings have historically consisted of advances from the FHLB of Atlanta. The Association's borrowing capacity is approximately $36 million with the FHLB. At June 30, 2010, the Association did not have any FHLB advances outstanding and had not utilized such borrowings since November 2006, as deposits have been a reliable funding source. Based on anticipated loan volume and liquid asset levels during the next three years, the Association anticipates zero or minimal FHLB borrowings over the foreseeable future.

Interest Rate Risk Management and Asset/Liability Management

Oconee Federal relies heavily on the Interest Rate Risk Exposure Report issued on a quarterly basis by the OTS to monitor and manage the Association's interest rate risk. The Association relies on the net portfolio value ("NPV") estimates produced in that report. This methodology measures the changes in equity due to the impact on net interest margin, over a five-year horizon, from instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 and down 100 basis points. Table 1.6 provides the Association's NPV calculation at June 30, 2010.

Table 1.6
Oconee Federal Savings and Loan Association
Interest Rate Sensitivity of Net Portfolio Value ("NPV")
At June 30, 2010

	NPV Exposure	Dollar Change from Base	Percentage Change from Base	Percentage of Total Assets
		(Dollars in Thousands)		
Up 300 basis points	$ 46,597	$ (29,738)	(39)%	14.5%
Up 200 basis points	57,973	(18,362)	(24)	17.4
Up 100 basis points	68,533	(7,803)	(10)	19.9
Base	76,335	—	—	21.6
Down 100 basis points	80,068	3,733	5	22.4

Source: Oconee Federal Financial Corp.'s Offering Prospectus.

Management of Oconee Federal believes that the NPV methodology improves the visibility of the effect of current interest rate risk on future earnings under increasing or decreasing interest rate environments. Accordingly, the Association believes it is in a better position to be proactive in reducing future interest rate risk through management of the growth and composition of interest-earning assets and interest-bearing liabilities within a meaningful time horizon.

On the asset side, Oconee Federal is and will continue to focus on being a portfolio lender of single family residential mortgage loans to local communities within Oconee County; the Association does not sell its mortgage loans. Given the limited customer demand for adjustable-rate product, over 90% of the Association's residential mortgage portfolio is comprised of 15 and 30 year fixed-rate loans with an average expected life of nine to ten years. Holdings of adequate levels of short-term interest-earning deposits and U.S. government securities help to satisfy the liquidity needs of the Association. Future types of earning assets to be added to the Association's portfolio may include home equity lines of credit and adjustable-rate mortgage-backed securities.

On the liability side, the strong inflow of core deposits from local customers has substantially limited the Association's need to rely on other borrowing sources; the Association is viewed as "safe haven" by local depositors. By focusing on deposit inflows versus other borrowing sources, the Association has been able to maintain a relatively low cost of funds. The Bank will continue to be competitive in the setting of deposit rates. If needed in the future, the Association can draw upon its $36 million borrowing capacity with the FHLB; however, the Association has not utilized FHLB advances since the end of 2006.

Capital

Oconee Federal exceeded all regulatory capital requirements at June 30, 2010. The Association qualifies as "well capitalized" on such date. Table 1.7 presents Oconee Federal's capital position at June 30, 2010.

Table 1.7
Oconee Federal Savings and Loan Association
Capital Position

	Historical at 30-Jun-10	
	Amount	Percent of Assets
GAAP capital	$ 59,661	17.86%
Tangible capital:		
Tangible capital	$ 59,661	17.86%
Requirement	5,011	1.50%
Excess	$ 54,650	16.36%
Core capital:		
Core capital	$ 59,661	17.86%
Requirement	$ 10,022	3.00%
Excess	$ 49,639	14.86%
Risk-based capital:		
Tier 1 risk-capital	$ 59,661	37.64%
Requirement	$ 6,340	4.00%
Excess	$ 53,322	33.64%
Total risk-based capital:		
Total risk-based capital	$ 60,549	38.20%
Requirement	12,681	8.00%
Excess	$ 47,868	30.20%

Source: Oconee Federal Financial Corp.'s Offering Prospectus.

Profitability Trends

Table 1.8 presents income and expense trends for Oconee Federal for the fiscal years ended June 30, 2005 through June 30, 2010. Net income reflected a declining trend between the fiscal years ended June 30, 2005 and June 30, 2008, with net income declining from $3.5

Table 1.8

Oconee Federal Savings and Loan Association

Income and Expense Trends
(Dollars in Thousands)

	For the Fiscal Year Ended June 30,											
	2005		2006		2007		2008		2009		2010	
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	14,447	4.66%	14,966	4.96%	15,523	5.20%	15,846	5.23%	15,473	4.98%	15,084	4.68%
Interest Expense	(5,370)	-1.73%	(6,971)	-2.31%	(9,091)	-3.05%	(9,609)	-3.17%	(7,605)	-2.45%	(5,980)	-1.85%
Net Interest Income	9,077	2.93%	7,995	2.65%	6,432	2.15%	6,237	2.06%	7,868	2.53%	9,104	2.82%
Loan Loss Provision	(93)	-0.03%	(62)	-0.02%	(7)	0.00%	(100)	-0.03%	27	0.01%	(758)	-0.23%
Net Interest Inc. after Prov.	8,984	2.90%	7,933	2.63%	6,425	2.15%	6,137	2.02%	7,895	2.54%	8,346	2.59%
Noninterest income	268	0.09%	330	0.11%	161	0.05%	148	0.05%	90	0.03%	112	0.03%
Gain <*Loss*> on sale of assets	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	125	0.04%
General & Admin. Expense	(3,801)	-1.22%	(3,829)	-1.27%	(3,890)	-1.30%	(4,021)	-1.33%	(4,240)	-1.37%	(4,583)	-1.42%
Income Before Income Taxes	5,451	1.76%	4,434	1.47%	2,696	0.90%	2,264	0.75%	3,745	1.21%	4,000	1.24%
Income Tax Provision	(1,976)	-0.64%	(1,561)	-0.52%	(928)	-0.31%	(770)	-0.25%	(1,429)	-0.46%	(1,407)	-0.44%
Net Income	3,475	1.12%	2,873	0.95%	1,768	0.59%	1,494	0.49%	2,316	0.75%	2,593	0.80%
Return on Equity		6.94%		5.41%		3.20%		2.67%		4.11%		4.44%

Source: Oconee Federal's audited financial statements and Offering Prospectus million, and a return on assets ("ROA") of 112 basis points, in fiscal 2005 to $1.5 million, and an ROA of 49 basis points, in fiscal 2008. The decline in profitability during this time period reflected a reduction in the Association's net interest margins as well as a modest increase in operating expense levels.

Since fiscal 2008, the Association's profitability has improved, with ROA levels of 75 basis points in fiscal 2009 and 80 basis points for the latest fiscal year ended June 30, 2010. The increase in the Association's net income levels in 2009 and 2010 reflect improving net interest margins, as the Association has benefited from a steepening yield curve and more favorable interest rate spreads. In particular, the Association has experienced a substantial decline in its cost of deposits, which has offset the decline in interest-earning asset yields, during the latest two fiscal years. As shown in Table 1.9, Oconee Federal's interest rate spread (or "yield/cost" spread) widened from 1.43% in fiscal 2008 to 2.13% in fiscal 2009 and 2.53% in fiscal 2010.

During fiscal 2010, the Association's higher net interest income level (net interest income and net interest margin levels improved to $9.1 million and 282 basis points, respectively) was partially offset by a substantial increase in loan loss provision levels to $758,000 (23 basis points as a percent of average assets). The substantial increase in loan loss provisions during fiscal 2010, reflected management's decision to raise the Association's allowance for loan losses in response to the deterioration in economic conditions and elevated levels of non-performing assets.

Primarily reflecting a less diversified lending operation, Oconee Federal has maintained a relatively low operating expense ratio. The Association's non-interest operating expense levels have gradually increased during the last five years, with the operating expense ratio increasing from 122 basis points in fiscal 2005 to 142 basis points in fiscal 2010. In recent years, compensation expense (salaries and employee benefits) have ranged between 58% and 62% of total non-interest expenses. During fiscal 2010, the $343,000 increase in non-interest expenses primarily reflected higher compensation expenses, occupancy and equipment expenses, and FDIC deposit insurance premiums.

Non-interest income has been a small source of revenue for the Association and consists primarily of deposit related fees and service charges as well as income on bank owned life insurance. Also, in fiscal 2010, the Association recorded non-operating gains of $125,000 on the

Table 1.9
Oconee Federal Savings and Loan Association
Average Yields and Costs
For the Years Ended June 30,

	2010			2009			2008		
	Average Balance	Interest and Dividends	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost
					(Dollars in thousands)				
Assets:									
Interest-earning assets:									
Loans	$ 261,915	$ 14,604	5.58%	$ 242,326	$ 14,506	5.99%	$ 237,509	$ 13,975	5.88%
Investment securities	9,789	432	4.42	17,627	666	3.78	28,254	805	2.85
Other interest-earning assets	41,217	48	0.12	36,448	301	0.83	24,005	1,066	4.44
Total interest-earning assets	312,921	15,084	4.82	296,402	15,473	5.22	289,768	15,846	5.47
Noninterest-earning assets	10,434			9,787			10,562		
Total assets	$ 323,355			$ 306,189			$ 300,330		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and demand deposits	$ 13,461	$ 69	0.51	$ 14,503	$ 72	0.50	$ 13,929	$ 73	0.53
Money market deposits	7,755	105	1.35	6,083	91	1.50	4,881	73	1.50
Regular savings and other deposits	31,126	334	1.07	29,425	359	1.22	29,516	360	1.22
Certificates of deposit	208,383	5,472	2.63	195,906	7,083	3.62	190,144	9,103	4.79
Total interest-bearing deposits	260,725	5,980	2.29	245,917	7,605	3.09	238,469	9,609	4.03
Total interest-bearing liabilities	260,725	5,980	2.29	245,917	7,605	3.09	238,469	9,609	4.03
Noninterest-bearing demand deposits	1,869			1,797			2,266		
Other noninterest-bearing liabilities	2,215			2,387			3,580		
Total liabilities	264,809			250,101			244,315		
Accumulated other comprehensive income (loss)	12			139			2,025		
Retained earnings	58,548			55,949			53,9909		
Total equity	58,560			56,088			56,015		
Total liabilities and equity	$ 323,355			$ 306,189			$ 300,330		
Net interest income		$ 9,104			$ 7,868			$ 6,237	
Interest rate spread			2.53%			2.13%			1.43%
Net interest margin			2.91%			2.65%			2.15%
Average interest-earning assets to average interest-bearing liabilities	1.20X			1.21X			1.22X		

Source: Oconee Federal Financial Corp. Offering Prospectus

sale of foreclosed real estate. Table 1.10 provides McAuliffe Financial's calculation of Oconee Federal's core net income for the latest fiscal year ended June 30, 2010.

Table 1.10
Oconee Federal Savings and Loan Association
Core Net Income Calculation
($000)

	Fiscal Year Ended June 30, 2010
Net Income as Reported	$2,593
Pre-Tax Adjustments:	
Less: Gains on Sale of REO	(125)
Plus: Other Than Temporary Impairment Charges (Freddie Mac Stock)	17
Total Adjustments	(108)
Income Tax Impact (34%)	37
After-Tax Adjustment	(71)
Core Net Income	$2,522
Core ROA	0.78%
Core ROE	4.32%

Source: Offering Prospectus and McAuliffe Financial calculation.

Properties

As of June 30, 2010, the net book value of Oconee Federal's properties was $3.3 million. The following is a list of the Association's offices:

Table 1.11
Oconee Federal Savings and Loan Association
Properties

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office:				
115 E. North 2nd St. Seneca, South Carolina	Owned	1966	7,000	$ 1,186
Main Office Annex:				
201 E. North 2nd St. Seneca, South Carolina	Owned	1996	7,500	738
Branch Offices:				
813 123 By-Pass Seneca, South Carolina	Owned	1985	5,250	535
204 W. North Broad St. Walhalla, South Carolina	Owned	1973	3,100	478
111 W. Windsor St. Westminster, South Carolina	Owned	1972	3,200	340
				$ 3,277

Source: Oconee Federal Financial Corp.'s Offering Prospectus

Subsidiary Activities

Oconee Federal Savings and Loan Association has no subsidiaries.

Legal Proceedings

Oconee Federal is not involved in any pending legal proceedings as a defendant other than routine legal proceedings occurring in the ordinary course of business. The Association has indicated that it is not involved in any legal proceedings, the outcome of which would be material to its financial condition or results of operations.

II. MARKET AREA ANALYSIS

Introduction

Oconee Federal operates out of 4 offices in the northwestern portion of South Carolina. The Association's primary market area for its lending and deposit gathering base consists of the communities within and contiguous to Oconee County. Oconee County is intersected by Interstate 85 and is located approximately half-way between Atlanta, GA and Charlotte, NC. The eastern border of Oconee County is made up of Lake Jocassee, Lake Keowee and Lake Hartwell while the western border is the Tugaloo River on the Georgia state line. North Carolina borders Oconee County's northern border.

Oconee County has a hilly landscape that has been used to create man-made lakes. Three large man-made lakes provide residents with fishing, water skiing, sailing as well as hydroelectric power. Hartwell Lake is the biggest and was built by the U.S. Army Corps of Engineers between 1955 and 1963. Lake Keowee is the next biggest lake and the Oconee Nuclear Plant operates by the lake. Lake Jocassee is the third biggest and is also a source for hydroelectric power. Bad Creek Reservoir, located in the mountains above Lake Jocassee, is for generating electricity during peak hours. The abundance of water has made Oconee County a destination for recreation.

Approximately 10 miles east of Seneca, South Carolina is Clemson, the site of Clemson University. The University has approximately 20,000 students and has an influence on the County's economy. The University employs approximately 3,500 workers.

Despite the proximity of recreational sites and Clemson University, the economic base in Oconee County is largely supported by the manufacturing sector. The largest employers in Oconee County are listed in table 2.1. Though a couple of the largest employers are related to the government and education, a considerable number of the employers manufacture products that support the automotive industry and energy. With a number of layoffs and plant closings at these and other manufactures, the unemployment rate in Oconee County has increased considerably over the past two years.

Demographics

The population in Oconee County was approximately 74,000 in 2010. The county has experienced modest growth since 2000 and compares similarly to the national average. However, relative to the State of South Carolina, the County has grown at a much slower pace.

Table 2.1
Oconee Federal Savings & Loan Association
Major Employers in Oconee County
2009

Company	Employees	Product/Service
Oconee County		
School District of Oconee County	1,605	Education
Duke Energy Corporation	1,500	Energy
Oconee Memorial Hospital	1,370	Health Care
Itron, Inc.	665	Electronic measuring devises
Schneider Electric – Square D	655	Motor control centers
Timken U.S. Corporation	640	Thrust bearings
Oconee County Government	450	Local Government
Covidien	423	Anti-embolism stockings
BASF Catalysts, LLC	389	Precious metal catalyst
Sandvik	347	Cutting tools
U.S. Engine Valve Company	309	Engine Valves
State of South Carolina	286	State government
Johnson Controls, Inc. Oconee Plant	282	Auto battery parts
Borg Warner Automotive, Inc.	235	Transfer cases
Kennametal Inc.	203	Twist drills
Lift-Tek Elecar Masts	194	Fork lift masts

Source: Oconee County Economic Development Commission.

Table 2.2 presents economic and demographic data from 2000 through 2009 and forecast data through 2014. From 2000 to 2009, Oconee County's population expanded 11.3 percent compared to the national average of 10.0 percent throughout the U.S. and 15.9 percent for the State of South Carolina. Similarly, the population growth through 2014 is expected to follow pattern with the County expanding at a pace resembling the U.S. growth rate.

Household growth followed a similar pattern as population growth with the number of households expanding 13.8 percent in Oconee County and projected to grow 6.0 percent through 2014. South Carolina household growth is higher at 17.7 percent and 8.5 percent. The slower growth largely reflects the rural environment of Oconee County and its relatively non-diversified economic base with limited industrial growth.

Median household income for Oconee County is projected to increase at a slightly faster pace than the U.S. and South Carolina averages. In 2009, the Oconee County median household income of $45,791 represented 84.1 percent of the national average and by 2014 it is expected to increase to 84.6 percent. Relative to the State of South Carolina, the median household income in Oconee County was 96.0 percent and by 2014 it is expected to be 96.5 percent. As previously

Table 2.2
Economic and Demographic Data for the U.S, the State of South Carolina and the Primary Market Area of Oconee Federal Savings & Loan Association

Population (000)	2000	2009	2014	Percent Change 2000-2009	Percent Change 2009-2014
United States	281,421,906	309,731,508	324,062,684	10.06	4.63
South Carolina	4,012,012	4,649,749	5,016,816	15.90	7.89
Oconee County	66,215	73,681	77,607	11.28	5.33

Households	2000	2009	2014	Percent Change 2000-2009	Percent Change 2009-2014
United States	105,480,101	116,523,156	122,109,448	10.47	4.79
South Carolina	1,533,854	1,805,553	1,959,502	17.71	8.53
Oconee County	27,283	31,048	32,903	13.80	5.97

Median Household Income ($)	2000	2009	2014	Percent Change 2000-2009	Percent Change 2009-2014
United States	42,164	54,442	61,189	29.12	12.39
South Carolina	37,137	47,704	53,665	28.45	12.50
Oconee County	36,533	45,791	51,788	25.34	13.10

Per Capita Income ($)	2000	2009	2014	Percent Change 2000-2009	Percent Change 2009-2014
United States	21,587	26,739	30,241	23.87	13.10
South Carolina	18,795	23,283	25,493	23.88	9.49
Oconee County	18,965	23,533	25,412	24.09	7.98

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data.

mentioned, the lower median household income levels are indicative of the rural nature and limited industrial diversification of the Association's market area.

The per capital income level in Oconee County follow a similar pattern as the median household income.

Unemployment Rates

Unemployment rates in Oconee County have historically exceeded both State and National rates. In earlier years, the region was dependent upon the textile and furniture industries, which fell on hard times. As previously mentioned, the economy in Oconee County has been supported by manufacturing where plant closings and layoffs have contributed to the higher unemployment rate. The rural nature of the economy results in limited employment opportunities and the ability of workers to easily move from one job to another. When an employer lay off workers, the workers often seek employment outside the county

Table 2.3
Oconee Federal Savings & Loan Association
Unemployment Trends (1)

Region	July 2010 Unemployment	July 2009 Unemployment
United States	9.5%	9.5%
South Carolina	10.8	12.0
Oconee County	12.1	14.3

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Competition in Oconee County

As a savings institution that primarily focuses on real estate lending and the gathering of deposits in northwestern South Carolina, Oconee Federal' primary competitors have been (1) other financial institutions with offices in the local market (including commercial banks, thrifts and credit unions); (2) other mortgage loan originators and mortgage brokers (however, these potential competitors have not been much of a factor during the last three years); (3) those depository and lending organizations not physically located within the market but capable of doing business remotely through the Internet or by other means; and (4) other competitors such as investment firms, mutual funds, insurance companies, etc.

Competition among financial institutions in the Association's market for the origination of mortgage loans and the attraction of deposits has been significant. However, Oconee Federal has been able to maintain a strong and stable base of loyal customers and depositors from its local communities. As larger institutions compete for market share to achieve economies of scale, the environment for the Association's products and services is expected to remain highly competitive. Community-sized institutions such as Oconee Federal typically compete with larger institutions on pricing or operate in a niche that will allow for operating margins to be maintained at profitable levels.

Oconee Federal competes with thirteen other commercial banks and thrifts for deposits in Oconee County, including the branch offices of large in-state regional banks and out-of-state superregional banks. Table 2.4 displays deposit market share for all FDIC-insured banks and thrifts in Oconee County. Oconee Federal maintains a relatively large market share in Oconee County, where it ranks second with a total deposit market share of approximately 22%. One other community bank holds an approximately 25% market share.

Summary

The overall condition of Oconee Federal's primary market area is stable, but with limited economic growth. However, some temporary stress is being currently felt in the local housing market associated with the current economic recession. The employment base in Oconee County has experienced modest diversification as the local economy has become less dependent on the traditional manufacturing base. While foreclosure levels related to the recession have increased significantly since 2008, Oconee County did not experience the real estate asset bubble experienced in other parts of the country. Oconee Federal's future organic growth is expected to be primarily oriented toward the offering of deposit and mortgage products in and around Oconee County.

Table 2.4
Oconee Federal Savings and Loan Association
Competition in Oconee County

2009 Rank	2008 Rank	Institution (ST)	Type	2009 Number of Branches	2009 Total Deposits in Market ($000)	2009 Total Market Share (%)	2008 Total Deposits in Market ($000)	2008 Total Market Share (%)
1	1	Community First Bancorporation (SC)	Bank	4	274,679	24.34	251,880	23.32
2	**2**	**Oconee FS&LA (SC)**	**Savings Inst**	**4**	**252,752**	**22.39**	**251,777**	**23.31**
3	3	Wells Fargo & Co. (CA)	Bank	2	157,398	13.95	167,024	15.46
4	4	First Citizens Bancorp. (SC)	Bank	3	72,119	6.39	73,984	6.85
5	7	Blue Ridge Financial Corp. (SC)	Bank HC	3	67,084	5.94	54,152	5.01
6	6	Peoples Bancorporation Inc. (SC)	Bank	1	62,633	5.55	56,562	5.24
7	5	BB&T Corp. (NC)	Bank	1	61,285	5.43	57,806	5.35
8	9	Bank of America Corp. (NC)	Bank	1	47,254	4.19	42,646	3.95
9	8	SunTrust Banks Inc. (GA)	Bank	2	45,246	4.01	43,705	4.05
10	10	Palmetto Bancshares Inc. (SC)	Bank	1	37,740	3.34	25,125	2.33
		Total For Institutions In Market		**26**	**1,128,654**		**1,080,058**	

Note: Market Share is for U.S. Territories only and non-retail branches are not included.
Source: SNL Financial and FDIC data

III. COMPARISONS WITH PUBLICLY TRADED THRIFT

Introduction

An integral aspect in our valuation of Oconee Federal entails a financial comparison of the Association with a selected group of publicly traded peer thrifts ("Comparable Group"). For the reasons stated below, the Comparable Group, which was selected based upon similar operating characteristics, are comprised solely of Mutual Holding Companies ("MHCs"). This section describes the methodologies and key factors utilized in the selection of the appropriate Comparable Group. Based on our comparative financial analysis with the Comparable Group in this section and Section IV and our subsequent review and analysis of the group's pricing multiples in Section V, we are able to determine an appropriate valuation of the Association.

The various characteristics of the Comparable Group provide the basis for applying the appropriate adjustments for Oconee Federal's pro forma value. Factors that impact the Association's pro forma value relative to the Comparable Group include balance sheet composition, capital levels, asset quality, profitability level and market area.

Our goal in the selection process for a Comparable Group is to find thrifts with operating characteristics that most closely match those of the Association. However, given the declining universe of actively traded thrifts with similar ownership structures, financial characteristics, business strategies and market areas, it is not possible to select a Comparable Group of thrifts that are exactly similar to the Association.

Selection Process

McAuliffe Financial has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. MHCs also have the potential for a re-mutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. Given that, following the completion of its minority offering, Oconee Federal will demonstrate the same ownership characteristics and will be subject to similar market influences as other publicly traded mutual holding companies, we have concluded that the appropriate Comparable Group should be comprised of MHCs which demonstrate sufficient stock liquidity. However, in order to moderate the differences in ownership, pricing and trading characteristics among the Comparable Group companies and to recognize their differences from the universe of publicly traded thrifts that have undertaken full, standard conversions, we will derive their pricing ratios on a fully converted basis by applying pro forma second step conversion parameters to their current structure. We will discuss this process in Section IV.

As of the date of this appraisal, there are a total of 250 publicly traded thrift institutions (inclusive of exchange listed and OTC Bulletin Board and Pink Sheets) that are not targeted for acquisition. Of this total, 184 institutions were not MHCs and were eliminated.

Of the 66 remaining MHCs, there are a total of 34 that do not trade on a major exchange. McAuliffe Financial limited the Comparable Group to institutions whose common stock is listed on a major exchange (defined as the NYSE, NASDAQ or AMEX) since these companies tend to trade regularly. McAuliffe Financial believes that thrifts that trade over the counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Institutions that have recently announced a second step transaction were eliminated. Nine institutions were eliminated, leaving a group of 25.

Of the remaining institutions, 9 institutions were eliminated due to their size. An institution was eliminated if total assets were above $1.0 billion.

Also in our selection process, we considered the following factors, to the extent possible:

- Non-performing asset levels for the Comparable Group should be below industry averages.
- The Comparable Group should have a capital level above industry averages.
- Members of the Comparable Group should show positive reported income or, at least, positive core earnings.
- In general, the Comparable Group should be comprised of community oriented thrifts and, to the extent possible, operating primarily in rural markets (We attempted to exclude institutions whose deposit base was concentrated in a densely populated urban setting or highly populated metropolitan area).

This results in a total of 10 Comparable Group thrifts. McAuliffe Financial reviewed the recent publicly available reports and news releases of these 10 thrifts and determined that all 10 were acceptable comparables. Table 3.1 identifies the Comparable Group members.

Table 3.1
Peer Group of Publicly-Traded Thrifts
9/3/2010

Financial Institution	Ticker	Exchange	Primary Market	State	Operating Strategy	Total Assets	Offices	Conv. Date	Stock Price ($)	Market Value ($Mil)
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	Cheviot	OH	Thrift	351,046	6	01/06/04	8.48	75.14
Greene County Bancorp, Inc. (MHC)	GCBC	NASDAQ	Catskill	NY	Thrift	495,323	13	12/30/98	17.25	71.09
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	Hazard	KY	Thrift	238,355	4	03/03/05	10.00	78.41
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	Dunkirk	NY	Thrift	460,441	10	04/04/06	7.95	48.21
LaPorte Bancorp, Inc. (MHC)	LPSB	NASDAQ	La Porte	IN	Thrift	438,455	8	10/15/07	7.15	32.78
MSB Financial Corp. (MHC)	MSBF	NASDAQ	Millington	NJ	Thrift	358,743	5	01/05/07	7.94	41.17
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	Oswego	NY	Thrift	396,332	14	11/16/95	6.74	16.75
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	Philadelphia	PA	Thrift	538,260	7	03/30/05	7.10	71.22
SI Financial Group, Inc. (MHC)	SIFI	NASDAQ	Willimantic	CT	Thrift	889,435	21	10/01/04	6.03	71.02
United Community Bancorp (MHC)	UCBA	NASDAQ	Lawrenceburg	IN	Thrift	492,104	9	03/31/06	7.25	56.88

Notes: '(1) Operating strategies are: Thrift = Traditional Thrift, M.B = Mortgage Banker, R.E. = Real Estate Developer, Div. = Diversified and Ret. = Retail Banking.
(2) Most Recent Quarter Available.
Source: SNL Financial, LC

Review of the Comparable Group

Certain key characteristics of the Comparable Group were examined as they relate and compare to Oconee Federal. The following five characteristics were examined:

1. Asset size
2. Balance Sheet Mix
3. Asset Quality
4. Equity to Asset Level
5. Profitability

Asset Size

We selected a peer group of MHC thrifts which all had asset sizes below $1.0 billion in order to more closely match the asset size of the Association. Oconee Federal's asset size was $333.5 million at June 30, 2010. The Comparable Group had an average asset size of $465.8 million, and range in size from $238.4 million to $889.4 million. Reflective of their small asset size, the Comparable Group thrifts have a below average number of branches that range from 4 to 21.

Balance Sheet Mix

Since fiscal 2006, Oconee Federal has maintained an above average level of loans relative to assets, and has historically maintained a high percentage of deposits as a liability funding source. For the Association, loans equaled 79.3% of assets and deposits equaled 81.7% of assets at June 30, 2010. While certain members of the Comparable Group also maintained above average levels of loans and deposits, the Comparable Group, on average, maintained loans and deposits levels that were similar to industry averages for all publicly traded MHCs. The average loans to asset ratio and deposits to asset ratio for the Comparable Group was 65.3% and 76.9%, respectively.

Asset Quality

As of June 30, 2010, Oconee Federal's non-performing assets ("NPAs") to asset ratio had increased to 1.42%. This compared to an average ratio of 1.97% for the Comparable Group. These asset quality ratios for both the Association and the Comparable Group were favorable compared to the MHC industry average of 4.10%.

Equity to Asset Level

At June 30, 2010, the Association showed an equity to asset ratio and tangible equity to tangible assets ratio of 17.9%, which are substantially above thrift industry averages. To the extent appropriate, we included at least 3 Comparable Group thrifts that also showed above average equity ratios. The average equity and tangible equity ratio for the comparative group was 12.7% and 11.9%, respectively.

Profitability

The thrift industry, for the most part, has reported a declining trend in reported profitability during the last two years with significant earnings variability. Profitability results during this time period largely reflect the deterioration in the housing market and the resulting rise in non-performing asset levels and increasing loan loss provisions. Oconee Federal's operating performance during the latest fiscal year ended June 30, 2010, also reflects these factors. For the fiscal years ended June 30, 2010, the Association reported a return on assets ("ROA") of 0.80% and return on equity ("ROE") of 4.44%. Core ROA and ROE for the Association was 0.78% and 4.32%, respectively. The Comparable Group reported an ROA of 0.48% and a ROE of 4.46% and a core ROA and ROE of 0.46% and 4.32%, respectively (see Table 4.6). The core ROA figure for the 10 Comparable Group thrifts ranged between a low of 0.05% to a high of 1.03% while the core ROE figures ranged from a low of 0.22% to a high of 11.50%.

Both the Association's and Comparable Group's core ROA and ROE levels were above the MHC industry average ROA and ROE of 0.19% and 1.79%, respectively.

Conclusion

Although no single thrift or group of thrifts can be precisely the same as any other due to the numerous variables related to the nature of an institution's condition, operations and environment, based on the foregoing selection criteria as well as the detailed comparative metrics presented in Section IV, we believe that the selected Comparable Group is appropriate, subject to the adjustments applied in the following section.

Key Financial Measures

The following table presents key financial measures for Oconee Federal and the Comparable Group.

Table 3.2
Key Financial Measures

	Oconee Federal At or for the 12 months ended 06/30/10	Comparative Group Median At or for the 12 months ended 06/30/10
Balance Sheet Data		
Net Loans to Deposits	96.96	87.66
Net Loans to Assets	79.25	66.82
Cash and Investments to Assets	18.73	26.88
Deposits to Assets	81.73	77.74
Borrowings to Assets	0.00	10.05
Balance Sheet Growth		
(Latest 12 Months)		
Asset Growth Rate	7.05	6.06
Loan Growth Rate	7.46	2.21
Deposit Growth Rate	7.86	7.92
Asset Quality		
NPAs/Assets	1.42	1.37
Capital		
Equity to Assets	17.89	11.21
Tang. Equity to Tang. Assets	17.89	10.82
Intangible Assets to Equity	0.00	0.00
Equity + Reserves to Assets	18.15	11.81
Profitability		
ROA	0.80	0.53
ROE	4.44	3.89
Core ROA	0.78	0.50
Core ROE	0.32	3.30

Source: Oconee Federal Financial Corp's. Offering Prospectus and SNL Financial

IV. MARKET VALUE ADJUSTMENTS

Introduction

In this section, we make appropriate adjustments to determine the estimated pro forma market value of Oconee Federal based on a comparison of the Association with the Comparable Group. These adjustments will take into consideration such key items as financial condition, balance sheet growth, earnings performance, market area, cash dividends, liquidity of the stock to be issued, recent regulatory issues, management, subscription interest and thrift equity market conditions.

Based upon the pricing multiples of the Comparable Group and the types of adjustments described above, we will determine an estimated pro forma market value for Oconee Federal.

Financial Condition

In analyzing a thrifts institution's financial condition, investors focus on both balance sheet strength and balance sheet mix. In this connection, we focus on such factors as equity/capital levels, balance sheet mix, funding mix, liquidity, interest rate risk and asset quality. Tables 4.1 through 4.4 highlight Oconee Federal's key balance sheet, capital and asset quality data relative to the comparative group.

Table 4.1
Key Balance Sheet Data

Company Name	Ticker	Total Assets	Loans/ Deposits	Loans/ Assets	Securities/ Assets	Cash & Sec. Assets	Deposits/ Assets	Borrowings/ Assets
Cheviot Financial Corp. (MHC)	CHEV	351,046	100.05	69.07	21.70	27.14	68.94	10.22
Greene County Bancorp, Inc. (MHC)	GCBC	495,323	71.04	60.00	34.16	36.31	85.14	5.27
Kentucky First Federal Bancorp (MHC)	KFFB	238,355	133.84	80.58	8.84	10.31	60.60	14.12
Lake Shore Bancorp, Inc. (MHC)	LSBK	460,441	74.79	56.24	31.52	38.76	75.48	9.88
LaPorte Bancorp, Inc. (MHC)	LPSB	438,455	98.79	66.02	24.73	26.15	67.24	20.30
MSB Financial Corp. (MHC)	MSBF	358,743	89.68	74.10	13.23	19.13	82.62	5.58
Pathfinder Bancorp, Inc. (MHC)	PBHC	396,332	85.63	67.61	24.21	26.55	79.64	11.45
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	538,260	55.52	47.47	38.37	48.89	85.90	2.53
SI Financial Group, Inc. (MHC)	SIFI	889,435	90.65	68.57	21.43	26.61	75.83	13.76
United Community Bancorp (MHC)	UCBA	492,104	71.96	62.91	24.38	30.88	87.42	0.58
Average		**465,849**	**87.20**	**65.26**	**24.26**	**29.07**	**76.88**	**9.37**
Median		**449,448**	**87.66**	**66.82**	**24.30**	**26.88**	**77.74**	**10.05**
Maximum		**889,435**	**133.84**	**80.58**	**38.37**	**48.89**	**87.42**	**20.30**
Minimum		**238,355**	**55.52**	**47.47**	**8.84**	**10.31**	**60.60**	**0.58**
Oconee Federal Savings & Loan Association		**333,546**	**96.96**	**79.25**	**3.64**	**18.73**	**81.73**	**0.00**

Source: SNL Financial

Table 4.2
Comparative Group Loan Composition

Company Name	Ticker	Const & Dev	1-4 Unit Res Clsd	1-4 Unit Res Revolv	MultiFamily	Other	Total RE Lns	Com Bus	Consum	Total Non-RE
Cheviot Financial Corp. (MHC)	CHEV	1.70	84.20	3.50	3.70	7.00	100.00	0.00	0.00	0.00
Greene County Bancorp, Inc. (MHC)	GCBC	3.10	64.80	5.10	2.00	17.70	92.80	5.80	1.40	7.20
Kentucky First Federal Bancorp (MHC)	KFFB	0.38	85.69	2.50	4.78	5.30	98.65	0.00	1.35	1.35
Lake Shore Bancorp, Inc. (MHC)	LSBK	5.10	26.00	4.30	3.40	24.90	63.80	32.70	3.50	36.20
LaPorte Bancorp, Inc. (MHC)	LPSB	0.40	74.50	9.20	0.90	9.90	94.80	4.30	0.80	5.20
MSB Financial Corp. (MHC)	MSBF	4.30	69.10	9.80	0.90	12.10	96.10	3.50	0.30	3.90
Pathfinder Bancorp, Inc. (MHC)	PBHC	2.20	54.10	5.30	3.00	20.30	84.90	13.80	1.30	15.10
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	13.00	72.80	4.50	1.60	7.60	99.50	0.30	0.20	0.50
SI Financial Group, Inc. (MHC)	SIFI	2.40	50.80	3.80	2.00	34.00	93.00	6.40	0.60	7.00
United Community Bancorp (MHC)	UCBA	2.40	44.00	9.40	15.00	23.90	94.70	2.30	3.00	5.30
Average		**3.50**	**62.60**	**5.74**	**3.73**	**16.27**	**91.83**	**6.91**	**1.25**	**8.18**
Median		**2.40**	**66.95**	**4.80**	**2.50**	**14.90**	**94.75**	**3.90**	**1.05**	**5.25**
Maximum		**13.00**	**85.69**	**9.80**	**15.00**	**34.00**	**100.00**	**32.70**	**3.50**	**36.20**
Minimum		**0.38**	**26.00**	**2.50**	**0.90**	**5.30**	**63.80**	**0.00**	**0.00**	**0.00**
Oconee Federal Savings & Loan Association		**1.93**	**93.81**	**0.19**	**0.14**	**3.55**	**99.62**	**0.00**	**0.38**	**0.38**
Variance to the Comparable Median		(0.47)	26.86	(4.61)	(2.36)	(11.35)	4.87	(3.90)	(0.67)	(4.87)

Source: SNL Financial

Table 4.3
Comparative Group Capital Ratios

Company Name	Ticker	Equity/ Assets	Tang. Equity/ Tang. Assets	Intang./ Equity	Equity+Reserves/ Assets
Cheviot Financial Corp. (MHC)	CHEV	19.98	19.98	0.00	20.29
Greene County Bancorp, Inc. (MHC)	GCBC	8.98	8.98	0.00	9.80
Kentucky First Federal Bancorp (MHC)	KFFB	24.30	19.31	25.48	25.01
Lake Shore Bancorp, Inc. (MHC)	LSBK	12.52	12.52	0.00	12.90
LaPorte Bancorp, Inc. (MHC)	LPSB	11.42	9.52	18.43	12.41
MSB Financial Corp. (MHC)	MSBF	11.14	11.14	0.00	11.85
Pathfinder Bancorp, Inc. (MHC)	PBHC	7.81	6.91	12.41	8.68
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	10.49	10.49	0.00	10.96
SI Financial Group, Inc. (MHC)	SIFI	9.12	8.70	5.15	9.67
United Community Bancorp (MHC)	UCBA	11.27	11.27	0.00	11.76
Average		**12.70**	**11.88**	**6.15**	**13.33**
Median		**11.21**	**10.82**	**0.00**	**11.81**
Maximum		**24.30**	**19.98**	**25.48**	**25.01**
Minimum		**7.81**	**6.91**	**0.00**	**8.68**
Oconee Federal Savings & Loan Association		**17.89**	**17.89**	**0.00**	**18.15**
Variance to the Comparable Median		6.69	7.08	0.00	6.35

Source: SNL Financial

Table 4.4
Comparative Group Asset Quality

Company Name	Ticker	NPLs/ Loans	Reserves/ NPLs	NPAs Assets	NPAs Equity	Reserves/ Loans
Cheviot Financial Corp. (MHC)	CHEV	2.01	22.48	1.86	9.29	0.45
Greene County Bancorp, Inc. (MHC)	GCBC	1.11	119.51	0.79	8.45	1.34
Kentucky First Federal Bancorp (MHC)	KFFB	1.54	57.04	1.30	5.22	0.87
Lake Shore Bancorp, Inc. (MHC)	LSBK	1.38	49.42	0.82	6.56	0.68
LaPorte Bancorp, Inc. (MHC)	LPSB	2.13	69.96	1.50	13.12	1.49
MSB Financial Corp. (MHC)	MSBF	5.74	16.53	7.72	72.02	0.95
Pathfinder Bancorp, Inc. (MHC)	PBHC	2.07	61.62	1.43	18.31	1.28
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	1.01	98.49	1.07	5.02	0.99
SI Financial Group, Inc. (MHC)	SIFI	1.12	71.31	0.97	10.58	0.80
United Community Bancorp (MHC)	UCBA	3.42	22.91	2.21	15.09	0.78
Average		**2.15**	**58.93**	**1.97**	**16.37**	**0.96**
Median		**1.78**	**59.33**	**1.37**	**9.94**	**0.91**
Maximum		**5.74**	**119.51**	**7.72**	**72.02**	**1.49**
Minimum		**1.01**	**16.53**	**0.79**	**5.02**	**0.45**
Oconee Federal Savings & Loan Association		**1.49**	**22.32**	**1.42**	**7.93**	**0.33**
Variance to the Comparable Median		(0.29)	(37.01)	0.05	(2.01)	(0.58)

Source: SNL Financial

As noted in Table 4.1, the Association and the Comparable Group have a relatively small asset size. Oconee Federal's total assets of $333.5 million compares to an average and median asset size of $465.8 million and $449.4 million, respectively, for the comparative group. The Association has four branch offices while the average branch office size of the comparative group is ten offices (median of nine offices).

The Association is a "well capitalized" institution under regulatory capital standards. The Association's tangible equity to tangible assets ratio (Oconee Federal has no intangible assets) of 17.9% compared to the Comparable Group average and median tangible equity ratios of 11.9% and 10.8%, respectively (See Table 4.3). Oconee Federal's pro forma consolidated tangible equity ratio is projected to be 18.8% at the midpoint of the offering valuation range.

The Association's net loans-to-asset ratio is high, at 79.3%, which compares to an average ratio of 65.3% (median ratio of 66.8%) for the comparative group. The Association's higher loans-to-assets ratio indicates a lower level of asset liquidity. During the last five years, while the Association has reduced its balances of investment securities, it has increased the level of short-term interest bearing deposits. Oconee Federal's level of securities (including MBSs) as a percentage of assets and cash equivalents plus securities as a percentage of assets is 3.6% and 18.7%, respectively. This compared to the Comparable Group's average ratios of 24.3% and 29.1%, respectively.

We have also compared Oconee Federal's loan portfolio composition to that of the Comparable Group. As shown in Table 4.2, 93.8% of the Association's total loan portfolio is concentrated in permanent one-to-four family residential loans. While this loan portfolio strategy is expected to reduce the overall credit risk profile of a loan portfolio, it also reduces the overall diversification and revenue growth potential of the portfolio. The Comparable Group's loan portfolio is more diversified. Permanent one-to-four family residential loans constitute 62.6% of the Comparable Group's total loan portfolio, with the remainder of the portfolio concentrated mostly in commercial real estate, commercial business and home equity loans.

Oconee Federal's predominant liability funding source has been deposits. The Association's ratio of deposits to assets is 81.7% and it currently does not rely on other types of borrowings as a funding source. The Comparable Group's average ratio of deposits to assets and borrowings to assets is 76.9% and 9.4%, respectively.

Oconee Federal's interest rate risk position is presented in Section I. While the Association's interest rate risk position appears to be within the acceptable limits established in its Interest Rate Risk Policy guidelines, it has been noted that the Association retains a high concentration (approximately 90%) of its residential mortgage loans in 15 to 30 year fixed rate product. While no similar interest rate risk data is readily available for the Comparable Group, we have duly noted Oconee Federal's high concentration of fixed rate residential mortgage loans.

Asset quality is also an important consideration in assessing Oconee Federal's estimated market value. We have performed an analysis of Oconee Federal's non-performing assets ("NPAs"), non-performing loans ("NPLs") and allowance for loan loss ("reserves") levels compared to the Comparable Group (see Table 4.4).

The Association's level of NPLs to total loans of 1.49% is below the Comparable Group average of 2.15%. The Association's NPA to total assets ratio of 1.42% compared to the comparative group average ratio of 1.97%. However, the Comparable Group's median ratio is lower, at only 1.37%. The Comparable Group maintains a higher reserve level than does Oconee Federal. The Association's reserves level equal 0.33% of total loans versus the higher

Comparable Group level of 0.96%. Finally, the Association's ratio of reserves to NPLs of 22.3% compared to the Comparable Group's higher ratio of 58.9%.

A comparison of Oconee Federal to the Comparable Group is summarized below:

Positive	**Neutral**	**Negative**
-Higher Capital Ratios -Higher Deposit Levels -Lower NPLs	-Liquid Assets Position	-Smaller Asset Size and Number of Branches -Less Diversified Loan Portfolio -Moderate Interest Rate Risk -Lower Loan Reserves to Loans

On balance, and taking into consideration Oconee Federal's balance sheet strength relative to the Comparable Group, we believe that a slight upward adjustment is warranted for financial condition.

Balance Sheet Growth

As we discussed in Section I, Oconee Federal's annualized asset growth rate since June 2005 has been approximately 1.9%. Loan growth has been higher than total asset growth during this period. Loan growth has been funded from the proceeds of maturing investment securities and modest net deposit inflows.

Table 4.5
Balance Sheet Growth

Company Name	Ticker	Asset Growth	Net Loan Growth	Deposit Growth
Cheviot Financial Corp. (MHC)	CHEV	2.49	(3.92)	5.33
Greene County Bancorp, Inc. (MHC)	GCBC	7.55	10.33	5.77
Kentucky First Federal Bancorp (MHC)	KFFB	(0.64)	1.96	4.35
Lake Shore Bancorp, Inc. (MHC)	LSBK	10.04	2.45	12.74
LaPorte Bancorp, Inc. (MHC)	LPSB	12.07	14.52	14.56
MSB Financial Corp. (MHC)	MSBF	1.84	(3.71)	8.86
Pathfinder Bancorp, Inc. (MHC)	PBHC	14.14	7.85	12.37
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	4.57	0.61	6.98
SI Financial Group, Inc. (MHC)	SIFI	1.92	(3.33)	3.92
United Community Bancorp (MHC)	UCBA	22.54	12.79	26.67
Average		**7.65**	**3.96**	**10.16**
Median		**6.06**	**2.21**	**7.92**
Maximum		**22.54**	**14.52**	**26.67**
Minimum		**(0.64)**	**(3.92)**	**3.92**
Oconee Federal Savings & Loan Association		**7.05**	**7.46**	**7.86**
Variance to the Comparable Median		0.99	5.26	(0.06)

Source: SNL Financial

For the latest twelve months ended June 30, 2010, the Association's assets, loans and deposits increased 7.1%, 7.5% and 7.9%, respectively. This compared to average asset, loans and deposit growth of 7.7%, 4.0% and 10.2% (median growth of 7.9%) for the Comparable Group (see Table 4.5).

At least for the short-term, balance sheet growth rates for the thrift industry is expected to be limited due to the overall economic climate and specifically for Oconee Federal, given the Association's residential lending focus in a very weak housing market.

We believe that no specific adjustment is warranted for this item.

Earnings Performance

The earnings performance, including earnings sustainability and consistency of a thrift institution is determined by both internal and external factors. Internal factors include the composition of the balance sheet, the strength of the balance sheet (capital levels, interest rate and credit risk levels), the abilities of management and staff, the size and location of the branch office network and infrastructure in place to execute. External factors include the competitive environment, the interest rate environment, the regulatory climate and national and particularly local economic (including housing market) conditions.

For a small institution such as Oconee Federal that generates a less diversified revenue stream, net income levels are typically based on three major line items: (1) net interest income; (2) loan loss provision; and (3) non-interest (operating) expenses. In this section, we compare Oconee Federal's profitability levels to the comparative group level, primarily based on these income/expense items.

As we discussed in Section I, Oconee Federal's net income and ROA levels have fluctuated over the last five fiscal years. After declining in each of the three fiscal years ended in June 30, 2008, net income and ROA increased in both fiscal 2009 and 2010. The fluctuation in earnings results for each of those years was primarily driven by the fluctuation in the level of net interest income.

For the latest fiscal year ended June 30, 2010, Oconee Federal generated a reported ROA and ROE of 0.80% and 4.44%, respectively. The Association's core ROA and ROE were 0.78% and 4.32%, respectively. This compares to the Comparable Group's reported ROA of 0.48% (median ROA of 0.53%) and reported ROE of 4.46% (median ROE of 3.89%). The Comparable

Group's core ROA and core ROE was 0.46% (median ROA of 0.50%) and 4.32% (median ROE of 3.30%), respectively (see Table 4.6).

On a pro forma basis, the Association's core ROA and ROE are 0.70% and 3.39%, respectively.

Table 4.6
Reported and Core Profitability Ratios

Company Name	Ticker	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
Cheviot Financial Corp. (MHC)	CHEV	0.48	2.41	0.48	2.41
Greene County Bancorp, Inc. (MHC)	GCBC	1.03	11.50	1.03	11.50
Kentucky First Federal Bancorp (MHC)	KFFB	(0.01)	(0.04)	0.05	0.22
Lake Shore Bancorp, Inc. (MHC)	LSBK	0.65	4.97	0.65	4.97
LaPorte Bancorp, Inc. (MHC)	LPSB	0.69	5.59	0.52	4.19
MSB Financial Corp. (MHC)	MSBF	0.22	2.00	0.22	2.00
Pathfinder Bancorp, Inc. (MHC)	PBHC	0.58	7.73	0.51	6.92
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	0.63	5.83	0.71	6.59
SI Financial Group, Inc. (MHC)	SIFI	0.25	2.80	0.21	2.39
United Community Bancorp (MHC)	UCBA	0.24	1.83	0.26	1.98
Average		**0.48**	**4.46**	**0.46**	**4.32**
Median		**0.53**	**3.89**	**0.50**	**3.30**
Maximum		**1.03**	**11.50**	**1.03**	**11.50**
Minimum		**(0.01)**	**(0.04)**	**0.05**	**0.22**
Oconee Federal Savings & Loan Association		**0.80**	**4.44**	**0.78**	**4.32**
Variance to the Comparable Median		0.27	0.56	0.29	1.02

Source: SNL Financial

Table 4.7 provides the key earnings components for Oconee Federal and the Comparative

Table 4.7
Earnings Components

Company Name	Ticker	Yield on Earn. Assets	Cost of Int. Bear. Liab	Interest Spread	Net Interest Margin	Noninterest Income /Avg Assets	Loan Loss Prov /Avg Assets	Noninterest Expense /Avg Assets	Efficiency Ratio	Overhead Ratio
Cheviot Financial Corp. (MHC)	CHEV	4.82	2.00	2.82	3.16	0.23	0.15	2.35	70.34	68.13
Greene County Bancorp, Inc. (MHC)	GCBC	5.09	1.27	3.82	3.91	0.97	0.27	2.87	60.95	50.77
Kentucky First Federal Bancorp (MHC)	KFFB	5.36	NA	NA	2.94	0.12	0.47	2.00	69.04	67.62
Lake Shore Bancorp, Inc. (MHC)	LSBK	4.96	1.93	3.03	3.23	0.56	0.08	2.62	73.34	68.40
LaPorte Bancorp, Inc. (MHC)	LPSB	5.40	2.35	3.05	3.26	0.78	0.56	2.69	69.89	61.99
MSB Financial Corp. (MHC)	MSBF	5.02	2.01	3.01	3.19	0.18	0.44	2.34	74.51	72.97
Pathfinder Bancorp, Inc. (MHC)	PBHC	5.20	1.62	3.58	3.72	0.76	0.27	3.09	72.49	66.35
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	5.25	2.18	3.07	3.21	0.17	0.14	2.17	59.18	56.89
SI Financial Group, Inc. (MHC)	SIFI	4.96	2.23	2.73	3.00	1.15	0.15	3.54	88.53	83.86
United Community Bancorp (MHC)	UCBA	4.72	1.76	2.96	3.13	0.76	0.59	2.76	74.65	68.07
Average		**5.08**	**1.93**	**3.12**	**3.28**	**0.57**	**0.31**	**2.64**	**71.29**	**66.51**
Median		**5.06**	**2.00**	**3.03**	**3.20**	**0.66**	**0.27**	**2.66**	**71.42**	**67.85**
Maximum		**5.40**	**2.35**	**3.82**	**3.91**	**1.15**	**0.59**	**3.54**	**88.53**	**83.86**
Minimum		**4.72**	**1.27**	**2.73**	**2.94**	**0.12**	**0.08**	**2.00**	**59.18**	**50.77**
Oconee Federal Savings & Loan Association		**4.82**	**2.29**	**2.53**	**2.82**	**0.07**	**0.23**	**1.42**	**49.73**	**47.87**
Variance to the Comparable Median		(0.23)	0.29	(0.50)	(0.38)	(0.59)	(0.04)	(1.24)	(21.69)	(19.97)

Source: SNL Financial

Group. The Association generated a lower net interest margin than the Comparative Group. The Association's net interest margin of 2.82% compared to the Comparable Groups' average net interest margin of 3.28% (median of 3.20%). The lower net interest margin reflected a smaller interest rate spread of 2.53% versus the Comparable Group's average net interest rate spread of 3.12% (median of 3.03%). The Association also generated a lower level of non-interest income compared to the Comparable Group. The Association's non-interest income of only 0.07% compared to 0.57% (median of 0.66%) for the Comparable Group.

Notwithstanding Oconee Federal's lower net interest margin and non-interest income levels, Oconee Federal's ROA, as noted above, is higher than the Comparable Group's ROA. This reflects the fact that the Association recorded a non-interest expense ratio that is 122 basis points less than the Comparable Group. Oconee Federal's lower operating expense ratio (1.42% versus the Comparable Group average and median ratios of 2.64% and 2.66%) and lower loan loss provision level (0.23% versus average and median ratios of 0.31% and 0.27% for the Comparable Group) more than offset the Association's less favorable net interest margin and non-interest income levels.

Oconee Federal's efficiency ratio of 49.73% is more favorable than the Comparable Group's average and median ratios of 71.29% and 71.42%, respectively.

After the MHC reorganization and stock offering, the Association's operating expenses are expected to rise modestly as a result of the stock benefit plans and additional costs of being a public company. This should be partially offset by the income generated from the offering proceeds that are raised and reinvested. However, at least for the short-term, offering proceeds are expected to be redeployed at relatively low average yields. As a result and given the expected continuation of a less steep yield curve, Oconee Federal's business plan does not project net income to be materially higher than present levels. With a modestly higher post-conversion equity ratio and with limited earnings growth, Oconee Federal's ROE is expected to remain flat.

Based on all the factors discussed above, we believe that no specific adjustment is warranted for Earnings Performance.

Market Area Review

As we previously discussed, Oconee Federal's primary market area is concentrated in one county in South Carolina, Oconee County. Oconee County is largely rural with no major population centers. Historically, the County's economy was heavily concentrated in manufacturing, including the textile industry. Plant closings and layoffs contributed to the County's relatively high unemployment rate. While Oconee County has experienced a limited amount of industrial diversification during recent years, unemployment rates continue to remain above national averages.

Table 4.8 compares certain demographic and economic data for Oconee County with the county data of the Comparable Group thrifts. Two of the Comparable Group thrifts also have their deposit bases concentrated in only one county, while the remaining group members serve multiple counties. Oconee County experienced a population growth of 11.3% between 2000 and 2010 versus an average growth rate of 2.3% for the Comparable Group's primary market areas. Oconee County's latest median household income of approximately $45,800 compared to the Comparable Group average household income of $54,995 for its markets. The median household income growth for Oconee County between 2000 and 2010 was the 25.3% versus 27.5% growth in Comparable Group markets. As of July 2010, the unemployment rate in Oconee County was 12.1% compared to the average unemployment rate of 9.9% (median rate of 9.4%) in the Comparable Group's market area.

Based on the demographic and economic data discussed herein and given Oconee County's limited industrial diversification, on balance, we believe that a slight discount downward is warranted for market area.

Cash Dividends

Thrift institutions have been paying cash dividends as a key component of their capital management strategies. In particular, if a thrift has a strong capital position and does not plan significant asset growth, at least a moderate level of cash dividends will typically be paid to stockholders.

As shown in Table 4.9, nine of the ten Comparable Group thrifts are currently paying a cash dividend. The group's average dividend yield is 3% and its payouts ratio is 93.6% (median ratio of 58.5%). Just under 69% of all publicly traded MHCs are paying cash dividends with an average yield of 3.1%.

Oconee Federal's holding company, Oconee Federal Financial Corp., intends to declare and pay a quarterly cash dividend of $0.10 per share, or $0.40 annual cash dividend per share, in

Table 4.8
Demographic and Economic Data
Comparable Group Companies

Cheviot Financial Corp. (MHC) (NASDAQ: CHEV)
Demographic Profile (Cheviot Financial Corp. (MHC))

Ownership: Current
Market: County

Ohio (OH)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Hamilton	13	6	231,992	0.60	100.00	100.00	838,497	(0.81)	1.94	51,866	26.45	15.09	11.7
OH Totals		6	231,992		100.00	100.00	838,497						
Weighted Average: Ohio Franchise								(0.81)	1.94	51,866	26.45	15.09	
Aggregate: Entire State of Ohio							11,605,005	2.22	0.69	52,047	26.95	12.69	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Greene County Bancorp, Inc. (MHC) (NASDAQ: GCBC)
Demographic Profile (Greene County Bancorp, Inc. (MHC))

Ownership: Current
Market: County

New York (NY)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Greene	1	8	438,863	48.92	89.76	89.76	49,557	2.83	(1.20)	45,362	23.93	14.62	8.0
Columbia	6	3	28,714	3.01	5.87	5.87	62,952	(0.23)	(2.78)	52,431	25.09	15.23	7.2
Albany	15	2	21,372	0.14	4.37	4.37	299,469	1.66	(0.14)	56,819	31.65	14.94	6.6
NY Totals		13	488,949		100.00	100.00	411,978						
Weighted Average: New York Franchise								2.60	(1.25)	46,278	24.33	14.67	
Aggregate: Entire State of New York							19,543,731	2.99	0.99	58,128	33.38	16.17	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Kentucky First Federal Bancorp (MHC) (NASDAQ: KFFB)
Demographic Profile (Kentucky First Federal Bancorp (MHC))

Ownership: Current
Market: County

Kentucky (KY)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Perry	4	1	77,694	13.81	53.79	53.79	29,485	0.32	(0.52)	26,505	20.98	11.42	15.9
Franklin	4	3	66,734	7.62	46.21	46.21	49,120	3.01	1.59	51,843	29.57	10.34	10.0
		4	144,428		100.00	100.00	78,605						
Weighted Average: Kentucky Franchise								1.56	0.46	38,213	24.95	10.92	
Aggregate: Entire State of Kentucky							4,339,471	7.37	3.15	43,765	29.70	12.56	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Table 4.8 (cont.)
Demographic and Economic Data
Comparable Group Companies

Lake Shore Bancorp, Inc. (MHC) (NASDAQ: LSBK)
Demographic Profile (Lake Shore Bancorp, Inc. (MHC))

Ownership: Current
Market: County

New York (NY)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Chautauqua	5	5	210,107	14.31	66.98	66.98	133,857	(4.22)	(2.42)	42,878	28.51	14.30	8.9
Erie	11	5	103,578	0.36	33.02	33.02	913,627	(3.86)	(2.20)	51,345	33.08	14.98	8.9
NY Totals		10	313,685		100.00	100.00	1,047,484						
Weighted Average: New York Franchise								(4.10)	(2.35)	45,674	30.02	14.52	
Aggregate: Entire State of New York							19,543,731	2.99	0.99	58,128	33.38	16.17	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

LaPorte Bancorp, Inc. (MHC) (NASDAQ: LPSB)
Demographic Profile (LaPorte Bancorp, Inc. (MHC))

Ownership: Current
Market: County

Indiana (IN)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
La Porte	2	7	248,753	18.44	96.11	96.11	112,536	2.21	0.79	51,882	24.91	14.80	11.8
Porter	12	1	10,056	0.47	3.89	3.89	165,244	12.57	3.76	67,001	25.53	14.55	8.7
IN Totals		8	258,809		100.00	100.00	277,780						
Weighted Average: Indiana Franchise								2.61	0.90	52,469	24.93	14.79	
Aggregate: Entire State of Indiana							6,479,832	6.57	2.38	53,650	28.75	13.18	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

MSB Financial Corp. (MHC) (NASDAQ: MSBF)
Demographic Profile (MSB Financial Corp. (MHC))

Ownership: Current
Market: County

New Jersey (NJ)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Morris	18	1	154,624	0.97	55.25	55.25	496,157	5.52	0.99	104,165	35.24	15.47	8.0
Somerset	11	4	125,233	1.55	44.75	44.75	333,075	11.96	4.24	101,044	32.01	14.59	8.1
NJ Totals		5	279,857		100.00	100.00	829,232						
Weighted Average: New Jersey Franchise								8.40	2.44	102,768	33.80	15.08	
Aggregate: Entire State of New Jersey							8,822,373	4.85	1.18	72,519	31.65	14.71	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Table 4.8 (cont.)
Demographic and Economic Data
Comparable Group Companies

Pathfinder Bancorp, Inc. (MHC) (NASDAQ: PBHC)
Demographic Profile (Pathfinder Bancorp, Inc. (MHC))

Ownership: Current
Market: County

New York (NY)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Oswego	1	14	316,215	24.69	100.00	100.00	121,448	(0.76)	(0.81)	45,602	24.43	16.05	10.3
NY Totals		14	316,215		100.00	100.00	121,448						
Weighted Average: New York Franchise								(0.76)	(0.81)	45,602	24.43	16.05	
Aggregate: Entire State of New York							19,543,731	2.99	0.99	58,128	33.38	16.17	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Prudential Bancorp, Inc. of Pennsylvania (MHC) (NASDAQ: PBIP)
Demographic Profile (Prudential Bancorp, Inc. of Pennsylvania (MHC))

Ownership: Current
Market: County

Pennsylvania (PA)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Philadelphia	12	6	394,511	0.82	90.59	90.59	1,440,459	(5.08)	(2.69)	41,221	33.92	17.13	15.9
Delaware	27	1	40,957	0.38	9.41	9.41	558,034	1.30	(0.11)	65,948	31.62	15.11	9.5
PA Totals		7	435,468		100.00	100.00	1,998,493						
Weighted Average: Pennsylvania Franchise								(4.48)	(2.45)	43,547	33.70	16.94	
Aggregate: Entire State of Pennsylvania							12,574,407	2.39	0.50	52,723	31.45	13.30	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

SI Financial Group, Inc. (MHC) (NASDAQ: SIFI)
Demographic Profile (SI Financial Group, Inc. (MHC))

Ownership: Current
Market: County

Connecticut (CT)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Windham	1	7	277,171	20.17	42.45	42.45	119,504	9.55	3.66	57,890	28.32	10.66	11.3
New London	7	8	190,083	4.17	29.11	29.11	265,769	2.58	0.08	64,743	27.80	13.28	9.3
Tolland	6	3	119,436	5.64	18.29	18.29	150,350	10.26	2.03	78,072	32.25	15.48	8.6
Hartford	22	2	59,688	0.21	9.14	9.14	885,075	3.25	0.99	64,279	26.59	15.05	11.0
Middlesex	11	1	6,532	0.19	1.00	1.00	167,218	7.83	2.80	76,728	29.66	14.55	8.6
CT Totals		21	652,910		100.00	100.00	1,587,916						
Weighted Average: Connecticut Franchise								7.05	2.07	64,350	28.74	12.75	
Aggregate: Entire State of Connecticut							3,535,787	3.82	0.94	70,340	30.46	14.72	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Table 4.8 (cont.)
Demographic and Economic Data
Comparable Group Companies

United Community Bancorp (MHC) (NASDAQ: UCBA)
Demographic Profile (United Community Bancorp (MHC))

Ownership: Current
Market: County

Indiana (IN)

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Dearborn	1	6	340,741	37.48	86.43	86.43	51,396	11.47	3.88	60,588	23.68	11.55	10.6
Ripley	5	3	53,518	9.35	13.57	13.57	28,245	6.49	(0.57)	50,234	20.94	11.78	10.7
IN Totals		9	394,259		100.00	100.00	79,641						
Weighted Average: Indiana Franchise								10.79	3.27	59,183	23.31	11.58	
Aggregate: Entire State of Indiana							6,479,832	6.57	2.38	53,650	28.75	13.18	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Oconee Federal Savings and Loan Association
Demographic Profile (Oconee Federal Savings and Loan Association)

Ownership: Current
Market: County

County	Market Rank	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Percent of State Franchise (%)	Percent of National Franchise (%)	Total Population 2010 (Actual)	Population Change 2000-2010 (%)	Projected Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	Projected HH Income Change 2010-2015 (%)	Unemploy Rate July 2010
Oconee	2	4	252,752	22.39	100.00	100.00	73,681	11.28	5.33	45,791	25.34	13.10	12.1
SC Totals		4	252,752		100.00	100.00	73,681						
Weighted Average: South Carolina Franchise								11.28	5.33	45,791	25.34	13.10	
Aggregate: Entire State of South Carolina							4,649,749	15.90	7.89	47,704	28.45	12.50	
Aggregate: National							311,212,863	10.59	3.85	54,442	29.12	12.39	

Weighted Average is calculated as the sum of (Percent of State/National Franchise * demographic item) within each market. Banks, Thrifts, and Savings Banks included (Retail Branches Only)

Note: National Franchise does not include deposits held in U.S. Territories and other non-states, excluding District of Columbia.

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying the data presented on this page.

the first full or partial quarter following the completion of the MHC reorganization and stock offering. This dividend represents a 4% annual yield based on a share price of $10.00.

When the Holding Company pays dividends on its common stock to public shareholders, it will also be required to pay dividends to Oconee Federal, MHC, unless Oconee Federal, MHC elects to, and is permitted to, waive the receipt of dividends. In recent years, the OTS has generally approved requests from mutual holding companies to waive receipt of dividends. However, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act

Table 4.9
Dividend Data

Company Name	Ticker	Dividend Yield	LTM Dividend Payout Ratio (%)
Cheviot Financial Corp. (MHC)	CHEV	5.21	226.32
Greene County Bancorp, Inc. (MHC)	GCBC	4.06	58.47
Kentucky First Federal Bancorp (MHC)	KFFB	4.00	NM
Lake Shore Bancorp, Inc. (MHC)	LSBK	2.92	48.94
LaPorte Bancorp, Inc. (MHC)	LPSB	0.00	0.00
MSB Financial Corp. (MHC)	MSBF	1.51	75.00
Pathfinder Bancorp, Inc. (MHC)	PBHC	1.99	16.22
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	2.98	60.61
SI Financial Group, Inc. (MHC)	SIFI	1.93	33.33
United Community Bancorp (MHC)	UCBA	6.32	323.08
Average		**3.09**	**93.55**
Median		**2.95**	**58.47**
Maximum		**6.32**	**323.08**
Minimum		**0.00**	**0.00**

Source: SNL Securities

provides that, after the regulation of savings and loan holding companies is transferred to the Federal Reserve Board, which is expected to occur in approximately one year, a mutual holding company will be required to give the Federal Reserve Board notice before waiving the receipt of dividends. Also, this Act set standards for granting a waiver, including a requirement that waived dividends be considered in determining an appropriate exchange ratio in the event of a conversion of the mutual holding company to stock form. The Federal Reserve Board historically has generally not allowed mutual holding companies to waive the receipt of dividends, and there can be no assurance that the Federal Reserve Board will permit dividend waivers by mutual holding companies such as Oconee Federal.

While Oconee Federal's Holding Company intends to apply for a dividend waiver, it is highly uncertain whether it will be granted. Therefore, Oconee Federal's business plan projections assume that cash dividends will also be paid to the mutual holding company. As a result, rather than an annual cash outflow of $600,000 to support a $0.40 per share annual cash dividend solely to the public stockholders, Oconee Federal's annual cash outflow will more than triple, to approximately $1.8 million, to support the payment of cash dividends to Oconee Federal, MHC.

We believe that the market price performance of Oconee Federal's common stock will likely be adversely affected if dividends to the mutual holding company cannot be waived, since it will have a negative effect on the Association's cash flow and/or could adversely impact the future level of cash dividends to public shareholders. As a result, we believe that a modest downward adjustment is appropriate for this factor.

Liquidity of the Issue

The Comparable Group contains ten companies that trade on the Nasdaq system. The Holding Company has applied and expects to have the common stock quoted on The Nasdaq Capital Market. Given the size of the stock offering, the level of market capitalization of Oconee Federal's stock is expected to be at least $15 million. Therefore, it can be expected that the Holding Company's common stock will have at least a modest degree of trading activity and liquidity. The comparative group has experienced varying degrees of trading volume and, therefore, liquidity in their stocks. The market capitalization of the ten Comparable Group thrifts range from $16.80 million to $78.40 million and the average and median capitalization for the group is $56.27 million and $63.94 million, respectively (see Table 4.10). Therefore the Holding Company's stock can be expected to have a modestly lower level of liquidity. Based on the foregoing, we believe that a slight downward adjustment to the pro forma market value of Oconee Federal relative to the Comparable Group is warranted.

Management

Exhibit I-3 provides a summary of the resumes of Oconee Federal's executive officers and directors. The executive management team is supported by approximately 42 other employees. The Association's management team is small, but it appears to possess the experience and expertise in the key lending and financial service areas that are the focus of the Association's operations. The financial results of the Association suggest that the Board of

Table 4.10
Market Capitalization and Market Data

Company Name	Ticker	Market Value ($M)	Mkt Value of Public Float ($000)	Stock Price	High Price	Low Price	Book Value Per Share	Tang. BV Per Share
Cheviot Financial Corp. (MHC)	CHEV	75.10	22,600	8.48	9.55	7.00	7.91	7.91
Greene County Bancorp, Inc. (MHC)	GCBC	71.10	19,794	17.25	18.50	14.00	10.80	10.80
Kentucky First Federal Bancorp (MHC)	KFFB	78.40	31,200	10.00	13.75	7.80	7.38	5.50
Lake Shore Bancorp, Inc. (MHC)	LSBK	48.20	17,906	7.95	8.50	7.46	9.49	9.49
LaPorte Bancorp, Inc. (MHC)	LPSB	32.80	23,456	7.15	8.04	4.14	10.92	8.91
MSB Financial Corp. (MHC)	MSBF	41.20	23,200	7.94	9.45	6.37	7.72	7.72
Pathfinder Bancorp, Inc. (MHC)	PBHC	16.80	4,600	6.74	8.00	5.11	9.97	8.43
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	71.20	35,100	7.10	10.89	5.52	5.63	5.63
SI Financial Group, Inc. (MHC)	SIFI	71.00	17,800	6.03	7.00	4.15	6.89	6.54
United Community Bancorp (MHC)	UCBA	56.88	16,115	7.25	8.00	6.06	7.07	7.07
Average		**56.27**	**21,177**	**8.59**	**10.17**	**6.76**	**8.38**	**7.80**
Median		**63.94**	**21,197**	**7.60**	**8.98**	**6.22**	**7.82**	**7.82**
Maximum		**78.40**	**35,100**	**17.25**	**18.50**	**14.00**	**10.92**	**10.80**
Minimum		**16.80**	**4,600**	**6.03**	**7.00**	**4.14**	**5.63**	**5.50**

Source: SNL Financial

Directors and senior management have been effective in implementing an overall operating strategy that can be well managed by the current organizational structure. The Association has indicated that there are currently no senior management vacancies.

The relatively small size of Oconee Federal requires that multiple lines responsibilities be concentrated in a small handful of people. Oconee Federal's management appears to have established a favorable reputation for the Association in the communities in which it operates. Given the less diversified nature of Oconee Federal's operations, there has not been a need to significantly expand the staff size. However, any significant expansion and diversification of mortgage and consumer lending and deposit programs will likely require that the size and experience of staff be expanded.

The Comparable Group thrifts, to vary degrees, have undertaken expansion of their management teams and support staff as part of their expansion and diversification strategies, many of which have had these strategies in place for some time. Most savings institutions have been confronted with the need to expand and restructure their management team in response to significant changes in financial, regulatory and operational challenges.

On balance, we believe that no specific adjustment to Oconee Federal's pro forma market value relative to the Comparable Group is warranted for managerial factors.

Regulatory Impacts

Oconee Federal and the Comparable Group will operate in the same ownership structure and, with the one exception noted below, will be supervised in the same regulatory environment.

Also, the Association and the Comparable Group members are adequately capitalized institutions and, therefore, are operating with no apparent regulatory restrictions.

Currently, it is difficult to predict what impact the recently enacted Dodd-Frank Act and its resulting regulations will have on Oconee Federal and other small community banks. The ultimate regulatory impacts may not be felt for well over a year. However, as previously discussed under "cash dividends", the provision of the new Act relating to mutual holding company dividend waivers will restrict the ability of newly created MHCs like Oconee Federal to pay dividends. Since we have already adjusted Oconee Federal's pro forma market value downward for this factor, no further adjustment is necessary.

Therefore, based on the above, we believe that no adjustment for regulatory impacts is warranted.

Marketing of the Issue

Marketing of the issue takes into consideration: (1) trends and conditions in the overall thrift market, as well as (2) the anticipated impact of the new issue market for thrift conversions on subscription interest for Oconee Federal's stock offering.

Beginning in 2007, the long-term positive trend in thrift stocks reversed and accelerated downward during 2008, due to the financial crisis that manifest in the subprime and collateralized debt obligation ("CDO") market. Particularly during the second half of 2008 and into the first quarter of 2009, the broader stock market declines followed financial stocks which exhibited significant volatility and declines in value. During this time, the U.S. government placed Fannie Mae and Freddie Mac into conservatorship, as well as seizing and/or forcing the sales of major financial institutions such as IndyMac, Countrywide, Washington Mutual and Lehman Brothers.

Fears and pessimism in the financial markets were directly related to fears of a deepening recession, rising unemployment, the continued housing slump with declines in both sales and home values, and rising levels of delinquencies and foreclosures throughout the country. Concerns mounted regarding larger write-downs on residential mortgages, consumer and corporate debt, as significant write-downs were reported by the largest financial institutions. Notwithstanding the financial stimulus and rescue plans implemented by various agencies of the federal government, commercial bank and thrift stocks continued to lead the stock market lower.

Based on performance of various indices, the nadir of stock market performance was reached during March 2009. Since March 2009, the time period that appears to be the bottom of the market for the general stock market, a partial recovery in the financial markets appears to have taken hold.

Towards the end of the first quarter of 2009, the sharp declines in the stock market reversed as the credit crisis began to abate in the financial markets. Notwithstanding the improvement in stock and debt market conditions between March 2009 and March 2010, stock prices of most thrifts and smaller community banks did not experience as much overall improvement as did the general markets. Although guarded in their opinions, until very recently most economists believed that a bottom to the recent financial crisis had been reached and the U.S. economy had stabilized. Since April of 2010, however, the financial markets, both the stock market and bond market, have experienced severe volatility due to conflicting signals from both the U.S. and Europe regarding the actual resumption of economic growth. In particular, sovereign debt repayment problems of various European nations has exacerbated the instability in the financial markets in both the U.S. and globally.

Notwithstanding the federal government's efforts to promote fiscal stimulus, signs of economic growth have only been quite modest through the second quarter of 2010. The consensus of both government and private economists is that for at least the remainder of 2010 and 2011, GDP growth will remain only modest, unemployment rates will remain stubbornly high (close to or above 9%) and the timing for any improvement in the housing market still remains highly uncertain.

As shown in Table 4.11, the SNL Thrift Index and Thrift MHC Index peaked early in December 2006 at 2,271.92 and 3,874.74, respectively. Both indexes experienced a drop throughout 2007 and 2008, with particular steep drops in late 2008 and early 2009. These indexes did not begin to recover until March 2009, when the total Thrift Index bottomed out at 1,419.23 and the MHC Index was at 2,718.60. Between June 2009 and April 2010, both indexes resumed an upward path.

However, reflecting the severe volatility in the financial markets since April 2010 and the uncertainty surrounding the new financial reform legislation, between April 30, 2010 and September 3, 2010, the Thrift Index has declined 17.2% and the MHC Index has declined a larger 23.6%.

Table 4.11
Thrift & MHC Stock Price Trends
December 30, 2005 – September 3, 2010

Date	Index SNL Thrift MHCs Price	Index SNL Thrift Price
09/03/2010	2,609.15	1,417.15
08/31/2010	2,515.14	1,373.51
07/30/2010	3,058.49	1,551.75
06/30/2010	3,070.10	1,520.12
05/28/2010	3,178.13	1,586.58
04/30/2010	3,414.22	1,711.92
03/31/2010	3,314.37	1,681.70
02/26/2010	3,147.89	1,620.81
01/29/2010	3,017.61	1,587.91
12/31/2009	2,962.45	1,597.45
11/30/2009	2,794.29	1,539.55
10/30/2009	2,844.73	1,535.43
09/30/2009	2,950.43	1,562.25
08/31/2009	2,863.14	1,556.91
07/31/2009	2,943.56	1,598.35
06/30/2009	2,891.71	1,513.52
05/29/2009	3,001.47	1,558.89
04/30/2009	2,965.13	1,547.97
03/31/2009	2,899.89	1,516.66
02/27/2009	2,718.60	1,419.23
01/30/2009	3,094.29	1,550.65
12/31/2008	3,383.36	1,814.89
11/28/2008	3,401.84	1,862.79
10/31/2008	3,574.24	1,962.96
09/30/2008	3,624.19	2,033.91
08/29/2008	3,601.30	1,988.93
07/31/2008	3,468.81	1,936.22
06/30/2008	3,259.19	1,815.29
05/30/2008	3,525.69	1,999.62
04/30/2008	3,437.77	2,033.46
03/31/2008	3,431.09	2,001.64
02/29/2008	3,321.35	1,921.28
01/31/2008	3,352.70	1,988.48
12/31/2007	3,293.66	1,928.25
11/30/2007	3,449.34	1,984.02
10/31/2007	3,608.16	2,074.65
09/28/2007	3,602.59	2,112.00
08/31/2007	3,516.59	2,074.73
07/31/2007	3,297.83	1,913.10
06/29/2007	3,558.18	2,051.39
05/31/2007	3,743.56	2,164.63
04/30/2007	3,753.57	2,129.63
03/30/2007	3,773.64	2,175.28
02/28/2007	3,782.34	2,196.60
01/31/2007	3,849.21	2,246.69
12/29/2006	3,874.74	2,271.92
11/30/2006	3,839.14	2,235.30
10/31/2006	3,663.36	2,209.97
09/29/2006	3,526.11	2,148.66
08/31/2006	3,378.51	2,113.67
07/31/2006	3,312.66	2,090.09
06/30/2006	3,252.88	2,079.80
05/31/2006	3,165.50	2,065.68
04/28/2006	3,159.68	2,074.82
03/31/2006	3,144.95	2,069.34
02/28/2006	3,013.78	2,011.80
01/31/2006	2,972.95	1,994.21
12/30/2005	2,912.45	1,952.72

Source: SNL Financial

As a result of deteriorating financial market conditions, the number of MHC offerings declined between 2007 and 2008. The number of such offerings declined further in 2009 to just one (Cullman Bancorp, Inc.). The pro forma price to fully converted book value multiples of MHC conversions have trended downward since 2007 (see Table 4.12). Through September 3 of this year, no MHC offering has been successfully completed in 2010. One pending MHC offering, that of Fairfield County Bank Corp. in Connecticut, has been delayed.

Table 4.12
MHC Reorganizations
Since (12/31/2006)

Company	Ticker	IPO Date	IPO Price	% Retained by MHC	Net Proceeds	Price to Pro Forma Fully Converted Book Value
MSB Financial Corp. (MHC)	MSBF	01/05/2007	10.00	55.00	21,372	84.26
Polonia Bancorp (MHC)	PBCP	01/16/2007	10.00	55.00	11,990	84.49
Oritani Financial Corp.	ORIT	01/24/2007	6.67	68.00	94,926	83.79
Delanco Bancorp, Inc. (MHC)	DLNO	04/02/2007	10.00	55.00	5,769	74.70
Sugar Creek Financial Corp. (MHC)	SUGR	04/04/2007	10.00	55.00	2,868	66.38
TFS Financial Corporation (MHC)	TFSL	04/23/2007	10.00	68.34	801,450	88.33
Hometown Bancorp, Inc. (MHC)	HTWC	06/29/2007	10.00	55.00	8,617	83.48
Beneficial Mutual Bancorp, Inc. (MH(	BNCL	07/16/2007	10.00	55.70	183,978	83.88
FSB Community Bankshares, Inc. (MH	FSBC	08/15/2007	10.00	53.00	6,485	62.14
LaPorte Bancorp, Inc. (MHC)	LPSB	10/15/2007	10.00	52.73	9,225	73.03
Northfield Bancorp, Inc. (MHC)	NFBK	11/08/2007	10.00	55.00	163,317	83.00
		2007 Average				**78.86**
		2007 Median				**83.48**
Sound Financial, Inc. (MHC)	SNFL	01/09/2008	10.00	55.00	10,439	72.80
Meridian Interstate Bancorp, Inc. (MH	EBSB	01/23/2008	10.00	55.00	86,437	74.04
William Penn Bancorp, Inc. (MHC)	WMPN	04/16/2008	10.00	70.00	8,054	56.42
Malvern Federal Bancorp, Inc. (MHC	MLVF	05/20/2008	10.00	55.00	21,452	63.69
Auburn Bancorp, Inc. (MHC)	ABBB	08/18/2008	10.00	55.00	1,347	59.83
		2008 Average				**65.36**
		2008 Median				**63.69**
Cullman Bancorp, Inc. (MHC)	CULL	10/09/2009	10.00	55.00	8,507	53.87
		2009 Average				**53.87**
		2009 Median				**53.87**

Source: SNL Financial

As shown in Table 4.13, aftermarket price performance has been weak, with 13 of 16 MHCs trading below their IPO prices. The average and median price declines for the 16 MHC thrifts are 21.8% and 25.1%, respectively.

As a result of limited investor interest and demand for thrift IPO stocks, a total of only 8 conversion offerings, all MHC second steps, have been completed in 2010. Most of these conversion offerings were completed between the minimum and midpoint of the offering range. Reflecting the uncertainty in the financial markets, other conversion offerings have been delayed.

Table 4.13
Aftermarket Price Performance
Of Mutual Holding Company Offerings

Company	Ticker	IPO Date	Initial Price	Price Change from IPO: After 1 Day %	After 1 week %	After 1 Month %	After 3 Months %	To Date %
Cullman Bancorp, Inc. (MHC)	CULL	10/09/2009	10.0000	1.00	1.20	0.20	3.50	(4.00)
Auburn Bancorp, Inc. (MHC)	ABBB	08/18/2008	10.0000	0.00	(5.00)	(5.00)	(3.00)	(33.50)
Malvern Federal Bancorp, Inc. (MHC)	MLVF	05/20/2008	10.0000	9.80	10.00	10.00	2.60	(25.20)
William Penn Bancorp, Inc. (MHC)	WMPN	04/16/2008	10.0000	17.50	25.00	37.50	40.00	35.00
Meridian Interstate Bancorp, Inc. (MHC)	EBSB	01/23/2008	10.0000	(4.00)	(5.20)	(4.90)	(0.40)	10.00
Sound Financial, Inc. (MHC)	SNFL	01/09/2008	10.0000	(10.00)	(10.00)	(8.50)	(8.40)	(50.00)
Northfield Bancorp, Inc. (MHC)	NFBK	11/08/2007	10.0000	4.50	13.00	4.90	5.10	12.80
LaPorte Bancorp, Inc. (MHC)	LPSB	10/15/2007	10.0000	(8.10)	(13.80)	(21.00)	(28.60)	(28.52)
FSB Community Bankshares, Inc. (MHC)	FSBC	08/15/2007	10.0000	0.00	0.00	(5.00)	(5.00)	(25.00)
Beneficial Mutual Bancorp, Inc. (MHC)	BNCL	07/16/2007	10.0000	(7.90)	(6.80)	(11.50)	(1.90)	(13.00)
Hometown Bancorp, Inc. (MHC)	HTWC	06/29/2007	10.0000	0.00	0.00	(5.00)	(19.30)	(48.60)
TFS Financial Corporation (MHC)	TFSL	04/23/2007	10.0000	17.90	18.00	23.40	18.50	(2.90)
Sugar Creek Financial Corp. (MHC)	SUGR	04/04/2007	10.0000	0.00	0.00	6.00	6.00	(43.00)
Delanco Bancorp, Inc. (MHC)	DLNO	04/02/2007	10.0000	0.00	0.00	(5.00)	(9.00)	(72.50)
Polonia Bancorp (MHC)	PBCP	01/16/2007	10.0000	1.00	1.40	0.50	(0.50)	(40.00)
MSB Financial Corp. (MHC)	MSBF	01/05/2007	10.0000	23.00	21.50	19.30	16.00	(20.60)
Average				**2.79**	**3.08**	**2.24**	**0.98**	**(21.81)**
Median				**0.00**	**0.00**	**(2.35)**	**(0.45)**	**(25.10)**

Source: SNL Financial

Two MHC second step conversions, Capitol Federal Financial, Inc. in Kansas and FedFirst Financial Corp in Pennsylvania, are in the process of re-solicitation after lowering their values.

Bank and Thrift Failures since 2008


Bank and thrift failures since 2008
Quarter that failure occurred
(No. of failed banks)
Q1 '08 (2)
Q2 '08 (2)
Q3 '08 (9)
Q4 '08 (12)
Q1 '09 (21)
Q2 '09 (24)
Q3 '09 (50)
Q4 '09 (45)
Q1 '10 (41)
Q2 '10 (45)
Q3 '10 (32)
As of Sept. 3, 2010.
Source: SNL Financial

Oconee Federal's stock offering will also be competing against the negative media attention given to the heavy concentration of commercial bank and thrift failures in the Southeast (particularly Florida, Georgia and South Carolina) during 2009 and 2010 (see map on previous page). At least 15 bank and thrift failures have been announced in South Carolina and neighboring Georgia during 2009 and 2010.

As we previously discussed, Oconee Federal has effectively limited a predominant portion of its depositors to the local communities in, and contiguous to, Oconee County (approximately 96% of all deposit balances are from the local areas of South Carolina). Therefore, the Association anticipates that most of the subscription interest in its offering will be local, thereby limiting the amount of any potential speculative interest from outside of South Carolina.

Based on the above mentioned factors, i.e., the continuing weakness in thrift equity market conditions, the weakness in the aftermarket for initial thrift offerings and the continuing weakness in investor demand for thrift IPOs, we believe that a new issue discount applied to the price to book (and tangible book) valuation approach is appropriate in Oconee Federal's offering. As a result, we believe a moderate downward adjustment is warranted for the marketing of Oconee Federal's stock issue.

Summary of Valuation Adjustments

Overall, based on the factors discussed in this section, we have concluded that Oconee Federal's pro forma market value should reflect the following valuation adjustments relative to the Comparable Group:

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Balance Sheet Growth	No Adjustment
Earnings Performance	No Adjustment
Market Area	Slight Downward
Dividends	Modest Downward
Liquidity of the Issue	Slight Downward
Management	No Adjustment
Recent Regulatory Matters	No Adjustment
Marketing of the Issue	Moderate Downward

V. MARKET VALUE DETERMINATION

Introduction

In accordance with the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, we have considered three key pricing ratios: (1) price/earnings (or "P/E"), (2) price/book value (or "P/B"), and (3) price/assets (or "P/A"). All of these pricing approaches were calculated on a pro forma basis including the effects of the stock proceeds. We have incorporated the valuation assumptions and parameters disclosed in the Association's offering prospectus for reinvestment rate, effective income tax rate, stock benefit plans and offering expenses. We have also incorporated the assumption that, as part of the conversion offering, the Association will contribute cash and stock of $2.5 million to a newly established charitable foundation.

In our estimate of Oconee Federal's pro forma market value, the pricing ratios of the Comparable Group were analyzed. We also assessed the pricing ratios of all publicly traded MHCs as well as recent MHC conversion offerings.

The Comparable Group thrifts' pricing ratios have been adjusted to reflect the application of pro forma second stage conversion assumptions to their current MHC structures. Those assumptions include the sale of all MHC shares at their current trading price on September 3, 2010, the reduction of the gross proceeds to recognize the impact of offering expenses and stock benefit plans and the reinvestment of the net proceeds at current short-term market rates and tax affected.

Discussion of Pricing Ratios

Price to Earnings Ratio

We believe that investors place their primary emphasis on making purchase decisions on the recent earnings results and expected profitability of savings institutions. Therefore, we believe it is appropriate to place considerable emphasis on the pro forma price/earnings valuation approach in deriving a fair market value for a converting savings institution. However, price/earnings ratios for some savings institutions are less meaningful as a result of the variability of reported earnings due to non-operating gains and losses, particularly over the last two years. As a proper basis for comparison, the price to core earnings ratio was also utilized for both the Association and Comparable Group to eliminate any non-recurring items.

Price to Book Value/Price to Tangible Book Value Ratio

We also give considerable weight to the pro forma price/book value approach. This valuation method also is closely analyzed by investors in making investment decisions, particularly for a converting thrift institution. However, it is important to note that the "book value" of a company is an accounting derived concept that represents the historically accumulated retained earnings of such entity. Such book value does not necessarily take into consideration the current earnings power of the company. Obviously, a converting thrift institution has a base of capital in place prior to the time of conversion. To attempt to value such converting institution at a pro forma price/book value ratio equal to or even close to the price/book value ratios of publicly traded stock institutions will result, in most cases, in an unrealistic valuation that is unacceptable in the marketplace. Thus, a disproportionate reliance on a price/book value approach may result in unrealistic estimated pro forma market value of the Association. This is particularly true since investors will be seeking a certain minimum, and thus reasonable, return on equity ("ROE").

Therefore, we believe that in determining an appropriate value for a converting institution such as Oconee Federal, the pro forma price/book value ratio must be balanced against the pro forma price/earnings ratio and the pro forma price/assets ratio. Investors will also price financial institutions on a tangible book basis because it incorporates the price/book approach, adjusted for intangibles, if any.

Price to Assets Ratio

One other valuation method, the pro forma price/assets ratio, is most applicable for valuing savings institutions with low net worth and/or very low operating income or losses. Since this is not the case for Oconee Federal, we have placed less weight on this approach but have considered the reasonableness of the resulting price/assets ratio in our valuation process.

Fully Converted Pro Forma Value

Based upon the adjustments discussed in the previous section, Oconee Federal's midpoint value as if fully converted is estimated to be $48,000,000. Based upon a range below and above the midpoint value, the relative values are $40,800,000 at the minimum and $55,200,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $63,480,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

Table 5.1
Value Range – Full Offering
(As if Fully Converted)

	Total Shares	Price Per Share	Total Value
Appraised Value – Midpoint	4,800,000	$10.00	$48,000,000
Range:			
- Minimum	4,080,000	$10.00	$40,800,000
- Maximum	5,520,000	$10.00	$55,200,000
- Super-Maximum	6,348,000	$10.00	$63,480,000

Table 5.2 highlights the key pro forma pricing ratios for Oconee Federal, based on the above valuation range, and compares such ratios to the Comparable Group's mean and median pricing ratios.

Table 5.2
As If Fully Converted Pricing Ratios

		Oconee Federal	Comparables		All MHCs	
			Mean	Median	Mean	Median
	Min	16.95				
Price-Core Earnings Ratio (P/CoreE)	Mid	20.41	25.91	20.48	23.54	18.53
	Max	23.81				
	Smax	28.57				
	Min	44.03				
Price-to-Book Ratio (P/B)	Mid	48.54	65.03	67.09	56.94	56.44
	Max	52.52				
	Smax	56.53				
	Min	44.03				
Price-to-Tangible Book Ratio (P/TB)	Mid	48.54	67.89	67.09	57.87	57.59
	Max	52.52				
	Smax	56.53				
	Min	11.16				
Price-to-Assets (P/A)	Mid	12.91	12.36	10.87	10.23	8.96
	Max	14.60				
	Smax	16.48				

Table 5.3 specifically compares the Association's pro forma price/earnings, price/core earnings, price/book (and price/tangible book), and price/assets ratios, based on the $48,000,000

midpoint value, to the Comparable Group's average and median ratios. Based on Oconee Federal's midpoint value, the Association is priced at appropriate discounts to the Comparable Group on a price/earnings and price/book value (and price/tangible book value) basis.

Table 5.3
Comparable Group as if Fully Converted
Pricing Multiple Comparison

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
Oconee Federal (at midpoint) Full Conversion	19.61	20.41	48.54	48.54	12.91
Comparable Group Average	26.92	25.91	65.03	67.89	12.36
Discount (Premium)	27.15	21.23	25.36	28.50	(4.46)
Comparable Group Median	21.43	20.48	67.09	67.09	10.87
Discount (Premium)	8.49	0.32	27.65	27.65	(18.77)

Table 5.4 presents in more detail the pro forma pricing calculations for Oconee Federal and the Comparable Group.

MHC Valuation

The Association pricing at the midpoint for a MHC conversion assuming an issuance of 33% is $15,840,000 (see Table 5.5). Based upon a range below and above the midpoint value, the relative values are $13,464,000 at the minimum and $18,216,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $20,948,400.

Table 5.6 presents Oconee Federal's pro forma pricing ratios, based on the $15,840,000 midpoint of the MHC offering range, and highlights the Association's discounts and premiums to the Comparable Group's unadjusted pricing ratios. Table 5.7 presents in more detail the pro forma MHC pricing calculations for Oconee Federal and the pricing ratios for the Comparable Group.

Table 5.5
Value Range – MHC Offering Data

MHC Valuation Range	Total Shares	Price Per Share	Total Value
Appraised Value – Minimum- $40,800,000 @ 33%	1,346,400	$10.00	$13,464,000
Appraised Value – Midpoint - $48,000,000 @ 33%	1,584,000	$10.00	$15,840,000
Appraised Value – Maximum - $55,200,000 @ 33%	1,821,600	$10.00	$18,216,000
Appraised Value – Super-Max - $63,480,000 @ 33%	2,094,840	$10.00	$20,948,400

Table 5.4

Pro Forma Pricing for
Oconee Federal Savings & Loan Association
Implied Market Pricing for Fully Converted MHC's
As of September 3, 2010

	State	Market Capitalization		Per Share Data (2)		Pricing Ratios (3)					Dividends (4)			Financial Characteristics (6)				Reported		Core	
		Price (1) ($)	Market Value ($Mil)	Core 12 Month EPS ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/TB (%)	P/A (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Oconee Federal S & LA																					
Supermaximum			$63.48	$0.35	$17.69	27.78	56.53	56.53	16.48	28.57											
Maximum			$55.20	$0.42	$19.04	23.26	52.52	52.52	14.60	23.81											
Midpoint	SC	$10.00	$48.00	$0.49	$20.60	19.61	48.54	48.54	12.91	20.41	$0.40	4.00	78.43	$333,546	17.89	17.89	1.42	0.80	4.44	0.78	4.32
Minimum			$40.80	$0.59	$22.71	16.39	44.03	44.03	11.16	16.95											
All MHC Public Companies																					
Averages		$7.62	$139.78	$0.14	$8.65	32.10	56.94	57.87	10.23	23.54	$0.04	1.65	88.72	$903,217	11.96	11.69	4.10	0.10	0.70	0.19	1.79
Median		$7.20	$22.37	$0.15	$7.84	23.64	56.44	57.59	8.96	18.53	$0.01	0.62	33.33	$275,712	10.96	10.66	2.40	0.27	2.07	0.28	2.22
Comparable Group																					
Averages		$8.59	$56.27	$0.38	$8.38	26.92	65.03	67.89	12.36	25.91	$0.07	3.04	93.55	$465,849	12.70	11.88	1.97	0.48	4.46	0.47	4.32
Median		$7.60	$63.95	$0.28	$7.79	21.43	67.09	67.09	10.87	20.48	$0.06	2.92	58.47	$449,448	11.21	10.82	1.47	0.53	3.89	0.50	3.30
Comparable Group																					
Cheviot Financial Corp. (MHC)	CHEV OH	$8.48	$75.14	$0.19	$7.91	41.9	68.1	68.1	19.21	27.1	$0.11	5.19	226.32	$351,046	19.98	19.98	1.86	0.48	2.41	0.48	2.41
Greene County Bancorp, Inc. (MHC)	GCBC NY	$17.25	$71.09	$1.18	$10.80	14.3	89.8	89.8	13.41	14.3	$0.18	4.06	58.47	$495,323	8.98	8.98	0.79	1.03	11.50	1.05	11.50
Kentucky First Federal Bancorp (MHC)	KFFB KY	$10.00	$78.41	$0.02	$7.38	NM	79.3	93.1	28.09	77.0	$0.10	4.00	NM	$238,355	24.30	19.31	3.07	-0.01	-0.04	0.05	0.22
Lake Shore Bancorp, Inc. (MHC)	LSBK NY	$7.95	$48.21	$0.47	$9.49	16.3	58.3	58.3	9.95	12.7	$0.06	3.02	48.94	$460,441	12.52	12.52	0.60	0.65	4.97	0.65	4.97
LaPorte Bancorp, Inc. (MHC)	LPSB IN	$7.15	$32.78	$0.46	$10.92	11.4	49.9	58.0	7.22	14.8	$0.00	0.00	0.00	$438,455	11.42	9.52	1.50	0.69	5.59	0.52	4.19
MSB Financial Corp. (MHC)	MSBF NJ	$7.94	$41.17	$0.16	$7.67	47.1	67.1	67.1	10.83	30.6	$0.03	1.51	75.00	$358,743	11.14	11.14	7.23	0.22	2.00	0.22	2.00
Pathfinder Bancorp, Inc. (MHC)	PBHC NY	$6.74	$16.75	$0.65	$9.97	7.7	41.6	46.0	4.13	5.3	$0.03	1.78	16.22	$396,332	7.81	6.91	1.43	0.58	7.73	0.51	6.92
Prudential Bancorp, Inc. of Pennsylvania (	PBIP PA	$7.10	$71.22	$0.37	$5.63	21.4	69.7	69.7	12.19	14.7	$0.05	2.82	60.61	$538,260	10.49	10.49	0.59	0.63	5.83	0.71	6.59
SI Financial Group, Inc. (MHC)	SIFI CT	$6.03	$71.02	$0.15	$6.89	30.1	59.5	61.6	7.66	26.2	$0.03	1.99	33.33	$889,435	9.12	8.70	0.97	0.25	2.80	0.21	2.39
United Community Bancorp (MHC)	UCBA IN	$7.25	$56.88	$0.14	$7.11	52.0	67.0	67.0	10.91	36.5	$0.11	6.07	323.08	$492,104	11.27	11.27	1.61	0.24	1.83	0.26	1.98

(1) Closing Price.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effective basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total asset balances.
(7) Excludes from averages and medians those companies that are subject of acutal or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, SNL Financial, LC and McAuliffe Financial calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 5.6
Comparable Group
MHC Pricing Multiple Comparison

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
Oconee Federal (at midpoint) MHC	19.23	19.61	67.61	67.61	13.96
Comparable Group Average	28.58	29.05	103.84	111.66	13.52
Discount (Premium)	32.71	32.50	34.89	39.45	(3.26)
Comparable Group Median	21.52	19.10	102.73	102.73	11.51
Discount (Premium)	10.64	(2.67)	34.19	34.19	(21.24)

Valuation Conclusion

It is therefore McAuliffe Financial's opinion that as of September 3, 2010, the estimated pro forma market value of Oconee Federal on a fully converted basis was $48,000,000 at the midpoint of a range with a minimum of $40,800,000 to a maximum of $55,200,000 at 15% below and 15% above the midpoint of the range, respectively. Based on an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value is $63,480,000.

Using the pro forma market values for a full conversion, the amount of stock publicly offered as part of the MHC reorganization issuing 33% to the public stockholders will equal 1,346,400 shares, 1,584,000 shares, 1,821,600 shares and 2,094,840 shares at the minimum, midpoint, maximum and super maximum, respectively, at $10.00 per share.

This appraisal represents an initial valuation for Oconee Federal. Due to the duration of time that passes between the time this appraisal report is written and the time the offering closes, numerous factors could lead McAuliffe Financial to update or revise the appraised value of the Association. Some factors that could lead McAuliffe Financial to adjust the appraised value include: (1) changes in the Association's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the financial markets; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, McAuliffe Financial will prepare an appraisal update to appropriately adjust the value of the Association. At the time of closing of the stock offering, McAuliffe Financial will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Association.

Table 5.7

Pro Forma Pricing for
Oconee Federal Savings & Loan Association
Public Market Pricing
As of September 3, 2010

			Market Capitalization		Per Share Data (2)		Pricing Ratios (3)					Dividends (4)			Financial Characteristics (6)							
																			Reported		Core	
		State	Price (1) ($)	Market Value ($Mil)	Core 12 Month EPS ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/TB (%)	P/A (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Oconee Federal S & LA																						
Supermaximum				$63.48	$0.38	$11.88	26.32	84.18	84.18	18.22	27.03											
Maximum				$55.20	$0.45	$13.24	22.22	75.53	75.53	15.95	23.26											
Midpoint		SC	$10.00	$48.00	$0.52	$14.79	19.23	67.61	67.61	13.96	19.61	$0.40	4.00	78.43	$333,546	17.89	17.89	1.42	0.80	4.44	0.78	4.32
Minimum				$40.80	$0.62	$16.90	16.13	59.17	59.17	11.93	16.67											
All MHC Public Companies																						
Averages			$7.62	$139.78	$0.14	$8.65	27.39	86.68	89.68	11.08	39.35	$0.04	1.65	88.72	$903,217	11.96	11.69	4.10	0.10	0.70	0.19	1.79
Median			$7.20	$22.37	$0.15	$7.84	23.08	78.16	80.27	9.21	25.85	$0.01	0.62	33.33	$275,712	10.96	10.66	2.40	0.27	2.07	0.28	2.22
Comparable Group																						
Averages			$8.59	$56.27	$0.38	$8.38	28.58	103.84	111.66	13.52	29.05	$0.07	3.04	93.55	$465,849	12.70	11.88	1.97	0.48	4.46	0.47	4.32
Median			$7.60	$63.95	$0.28	$7.79	21.52	102.73	102.73	11.51	19.10	$0.06	2.92	58.47	$449,448	11.21	10.82	1.47	0.53	3.89	0.50	3.30
Comparable Group																						
Cheviot Financial Corp. (MHC)	CHEV	OH	$8.48	$75.14	$0.19	$7.91	44.6	107.2	107.2	21.41	44.7	$0.11	5.19	226.32	$351,046	19.98	19.98	1.86	0.48	2.41	0.48	2.41
Greene County Bancorp, Inc. (MHC)	GCBC	NY	$17.25	$71.09	$1.18	$10.80	14.6	159.7	159.7	14.34	14.6	$0.18	4.06	58.47	$495,323	8.98	8.98	0.79	1.03	11.50	1.05	11.50
Kentucky First Federal Bancorp (MHC)	KFFB	KY	$10.00	$78.41	$0.02	$7.38	NM	135.5	181.9	32.94	NM	$0.10	4.00	NM	$238,355	24.30	19.31	3.07	-0.01	-0.04	0.05	0.22
Lake Shore Bancorp, Inc. (MHC)	LSBK	NY	$7.95	$48.21	$0.47	$9.49	16.9	83.8	83.8	10.49	16.9	$0.06	3.02	48.94	$460,441	12.52	12.52	0.60	0.65	4.97	0.65	4.97
LaPorte Bancorp, Inc. (MHC)	LPSB	IN	$7.15	$32.78	$0.46	$10.92	11.5	65.5	80.3	7.48	15.4	$0.00	0.00	0.00	$438,455	11.42	9.52	1.50	0.69	5.59	0.52	4.19
MSB Financial Corp. (MHC)	MSBF	NJ	$7.94	$41.17	$0.16	$7.67	49.6	103.5	103.5	11.47	49.6	$0.03	1.51	75.00	$358,743	11.14	11.14	7.23	0.22	2.00	0.22	2.00
Pathfinder Bancorp, Inc. (MHC)	PBHC	NY	$6.74	$16.75	$0.65	$9.97	9.1	67.6	80.0	4.29	10.4	$0.03	1.78	16.22	$396,332	7.81	6.91	1.43	0.58	7.73	0.51	6.92
Prudential Bancorp, Inc. of Pennsylvania (M	PBIP	PA	$7.10	$71.22	$0.37	$5.63	21.5	126.2	126.2	13.23	19.1	$0.05	2.82	60.61	$538,260	10.49	10.49	0.59	0.63	5.83	0.71	6.59
SI Financial Group, Inc. (MHC)	SIFI	CT	$6.03	$71.02	$0.15	$6.89	33.5	87.5	92.3	7.98	39.2	$0.03	1.99	33.33	$889,435	9.12	8.70	0.97	0.25	2.80	0.21	2.39
United Community Bancorp (MHC)	UCBA	IN	$7.25	$56.88	$0.14	$7.11	55.8	102.0	102.0	11.56	51.6	$0.11	6.07	323.08	$492,104	11.27	11.27	1.61	0.24	1.83	0.26	1.98

(1) Closing Price.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effective basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total asset balances.
(7) Excludes from averages and medians those companies that are subject of acutal or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, SNL Financial, LC and McAuliffe Financial calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of

EXHIBITS

LIST OF EXHIBITS
Oconee Federal Savings and Loan Association

EXHIBIT I-1
Map of Branch Locations

Oconee Federal Savings and Loan Association

★ Main Office
115 East North Second Street
Seneca, SC 29678





● *204 N Broad St*
Walhalla, SC 29691

● *813 By Pass 123*
Seneca, SC 29678-4755

● *111 W Windsor St*
Westminster, SC 29693-1621

EXHIBIT I-2
Audited Financial Statements

Oconee Federal
Savings and Loan Association

Financial Statements as of and for the
Years Ended June 30, 2010 and 2009

INDEX TO FINANCIAL STATEMENTS

Financial Statements


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Oconee Federal Savings and Loan Association
Seneca, South Carolina

We have audited the accompanying balance sheets of Oconee Federal Savings and Loan Association as of June 30, 2010 and 2009, and the related statements of income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Association is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Association's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Federal Savings and Loan Association as of June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Cherry, Bekaert & Holland, L.L.P.

Greenville, South Carolina
September 8, 2010

OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION
BALANCE SHEETS
June 30, 2010 and 2009
(All amounts in thousands)

	2010	2009
ASSETS		
Cash and cash equivalents	$ 3,704	$ 6,091
Federal funds sold and overnight interest bearing deposits	46,088	44,618
Total cash and cash equivalents	49,792	50,709
Securities held to maturity (estimated fair value: 2010 - $12,602 and 2009 - $9,023)	12,117	8,914
Securities available for sale	33	50
Loans, net of allowance for loan losses of $888 and $258	264,328	245,969
Premises and equipment, net	3,521	3,717
Real estate owned	751	100
Accrued interest receivable		
Loans	965	908
Investments	68	58
Restricted equity securities	540	540
Bank owned life insurance	350	330
Prepaid FDIC insurance premiums	734	58
Other assets	347	231
Total assets	$ 333,546	$ 311,584
LIABILITIES AND EQUITY		
Deposits		
Non-interest bearing	$ 2,017	$ 1,589
Interest bearing	270,589	251,161
Total deposits	272,606	252,750
Accrued interest payable and other liabilities	1,279	1,766
Total liabilities	273,885	254,516
Commitments and contingencies (Note 9)		
EQUITY		
Retained earnings, substantially restricted	59,661	57,068
Accumulated other comprehensive income	-	-
Total equity	59,661	57,068
Total liabilities and equity	$ 333,546	$ 311,584

See accompanying notes to financial statements.

OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF INCOME
Years Ended June 30, 2010 and 2009
(All amounts in thousands)

	2010	2009
Interest and dividend income:		
Loans, including fees	$ 14,604	$ 14,506
Securities, taxable	432	666
Federal funds sold and other	48	301
Total interest income	15,084	15,473
Interest expense:		
Deposits	5,980	7,605
Total interest expense	5,980	7,605
Net interest income	9,104	7,868
Provision for loan losses	758	(27)
Net interest income after provision for loan losses	8,346	7,895
Noninterest income:		
Service charges on deposit accounts	89	77
Income on bank owned life insurance	23	27
Other	125	(14)
Total noninterest income	237	90
Noninterest expense:		
Salaries and employee benefits	2,643	2,508
Occupancy and equipment	688	649
Data processing	284	306
Professional and supervisory fees	143	137
Office expense	77	77
Advertising	51	42
FDIC deposit insurance	330	167
Charitable contributions	25	40
Other	342	314
Total noninterest expense	4,583	4,240
Income before income taxes	4,000	3,745
Income tax expense	1,407	1,429
Net income	$ 2,593	$ 2,316

See accompanying notes to the financial statements.

OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF CHANGES IN EQUITY
Years Ended June 30, 2010 and 2009
(All amounts in thousands)

	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at July 1, 2008	$ 54,752	$ 778	$ 55,530
Comprehensive income:			
Net income	2,316		2,316
Unrealized holding gains net of tax, $476	-	(778)	(778)
Total comprehensive income			1,538
Balance at June 30, 2009	$ 57,068	$ -	$ 57,068
Comprehensive income:			
Net income	2,593	-	2,593
Unrealized holding gains net of tax			-
Total comprehensive income			2,593
Balance at June 30, 2010	$ 59,661	$ -	$ 59,661

See accompanying notes to financial statements.

OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF CASH FLOWS
Years Ended June 30, 2010 and 2009
(All amounts in thousands)

	2010	2009
Cash Flows From Operating Activities		
Net income	$ 2,593	$ 2,316
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	758	(27)
Provision for real estate owned	41	73
Depreciation and amortization, net	287	1,435
Deferred loan fees, net of accretion	108	122
Deferred income tax benefit	(318)	(12)
Gain on sale of real estate owned	(128)	-
Loss from other-than-temporary impairment	17	30
Income on bank owned life insurance	(20)	(27)
Net change in operating assets and liabilities		
Accrued interest receivable	(67)	109
Accrued interest payable	(47)	(119)
Other	(897)	79
Net cash provided by operating activities	2,327	3,979
Cash Flows From Investing Activities		
Purchases of premises and equipment	(89)	(120)
Purchases of securities held-to-maturity	(5,158)	(9,007)
Proceeds from maturities, paydowns and calls of securities held-to-maturity	1,952	19,890
(Purchases) redemptions of restricted equity securities	-	(3)
Proceeds from sale of real estate owned	614	99
Loan originations and repayments, net	(20,419)	(4,074)
Net cash provided by (used in) investing activities	(23,100)	6,785
Cash Flows from Financing Activities		
Net change in deposits	19,856	975
Net cash provided by financing activities	19,856	975
Change in cash and cash equivalents	(917)	11,739
Cash and cash equivalents, beginning of year	50,709	38,970
Cash and cash equivalents, end of period	$ 49,792	$ 50,709
Cash paid during the period for:		
Interest paid	$ 6,027	$ 7,723
Income taxes paid	$ 1,787	$ 1,404
Supplemental noncash disclosures:		
Transfers from loans to foreclosed assets	$ 1,321	$ 275

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Oconee Federal Savings and Loan Association (the "Association") is a federally chartered mutual savings and loan association engaged in the business of accepting savings and demand deposits and providing mortgage, consumer and commercial loans to its members and others. Primarily, the Association's business is limited to the Oconee County area of northwestern South Carolina. The following is a description of the more significant accounting policies, which the Association follows in preparing and presenting its financial statements.

Basis of accounting: The accounting and reporting policies of the Association conform to accounting principles generally accepted in the United States of America and to general practices within the savings and loan industry.

Use of estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, carrying value of deferred tax assets and fair value of financial instruments are particularly subject to change.

Cash flows: Cash and cash equivalents include cash on hand, federal funds sold, overnight interest-bearing deposits and amounts due from other depository institutions.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank is required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Management defers any material loan fees net of certain direct costs and amortizes these deferred fees or costs into interest income using the level yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Association's policy, typically after 90 days of non-payment.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

In accordance with accounting guidance for impaired loans, loans are considered impaired when full payment under the loan terms is not expected. Any nonresidential or residential non-owner occupied loans that meet certain size requirements and performance characteristics are individually evaluated for impairment. In addition, all nonperforming and any associated loans of the same borrower and loans approved for foreclosure are individually evaluated for impairment regardless of size. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Concentration of Credit Risk and Other: The Association's business activity is principally with customers located in South Carolina. The Association requires its customers to provide collateral, generally in the form of title to real estate, for substantially all loans. Certain consumer loans are made to customers without requiring collateral. Except for loans in the Association's market area, the Association has no other significant concentrations of credit risk.

The Association maintains its cash and cash equivalents on deposit with various financial institutions. In October and November 2008, the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100. Periodically, the Association may maintain balances in excess of these insured limits, and management believes the risk of loss is not significant.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method and charged to operations over the estimated useful lives of the assets which range from 3 to 40 years. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current year operations.

The Association reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If the sum of the expected cash flows is less than the stated amount of the asset, an impairment loss is recognized.

Real Estate Owned: Real estate acquired through loan foreclosure is recorded at the lower of carrying amount or fair value less estimated costs to sell. Any initial losses at the time of foreclosure are charged against the allowance for loan losses with any subsequent losses or write-downs included in the statements of income as a component of other expenses.

Fair values are based primarily on independent appraisals of market value. Recovery of estimated fair value is dependent to a great extent on economic, operating, and other conditions that may be beyond the Association's control. Accordingly, these estimates are particularly susceptible to changes that could result in material adjustments in the near term.

Restricted Equity Securities: The Association is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes: The provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include changes in deferred taxes. Deferred taxes are computed using the asset and liability approach. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Association adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes, as of January 1, 2008. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Association's financial statements.

The Association recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Advertising costs: The Association expensed as incurred $51 and $42 of advertising costs during the years ended June 30, 2010 and 2009, respectively.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information. Changes in market conditions could significantly affect the estimates. For financial instruments where there is little or no relevant market information due to limited or no market activity, the Association estimates the fair value of these instruments through the use of a discounted present value of estimated cash flows technique, which includes the Association's own assumptions as to the amounts and timing of cash flows, adjusted for risk factors related to nonperformance and liquidity. The Association's assumptions are based on an exit price strategy and take into consideration the assumptions that a willing market participant would use about nonperformance and liquidity risk.

Retirement Plans: Profit sharing plan expense is the amount the Association's contribution to participants of the plan. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Bank Owned Life Insurance: The Association has purchased life insurance policies on certain directors. Accounting guidance requires bank owned life insurance to be recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Standards: In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value

(All amounts in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effects of this guidance were not significant to the financial statements.

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In January 2010, the FASB issued ASU an update to previously issued accounting standards for fair value measurements and disclosures to clarify existing disclosures, require new disclosures, and this update includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. This update is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance is not expected to have a significant impact on the Association's financial statements.

In July 2010, FASB issued an update to previously issued accounting standards with regard to disclosures about the credit quality of financing receivables and the allowance for credit losses. This update is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in this update encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Association is currently evaluating the impact the adoption of this guidance will have on the Association's financial position or results of operations.

(All amounts in thousands)

NOTE 2 – SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Debt, mortgage-backed and equity securities have been classified in the balance sheets according to management's intent. Investment securities at June 30, 2010 and 2009 are summarized as follows:

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity:				
FHLMC mortgage-backed securities	$ 545	$ 42	$ -	$ 587
GNMA mortgage-backed securities	11,572	443	-	12,015
Total held-to-maturity	$ 12,117	$ 485	$ -	$ 12,602
Available-for-sale—FHLMC common stock	$ 33	$ -	$ -	$ 33
2009				
Held-to-maturity:				
FHLMC mortgage-backed securities	$ 744	$ 37	$ -	$ 781
GNMA mortgage-backed securities	8,170	72	-	8,242
Total held-to-maturity	$ 8,914	$ 109	$ -	$ 9,023
Available-for-sale—FHLMC common stock	$ 50	$ -	$ -	$ 50

Management evaluates securities for other-than-temporary impairment at least on an quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At June 30, 2010 and 2009, the fair market value of the held-to-maturity investment securities was greater than their respective amortized costs; therefore, no other-than-temporary impairment concerns related to these securities were present at June 30, 2010. Based on management's evaluation of the length of time the FHLMC common stock had been impaired and the prospects for recoverability, management determined the stock to be other-than-temporarily impaired during 2009 and recorded a before tax impairment charge to income of $30. Additional declines in value during 2010 were also charged as other-than-temporary impairment losses. The total impairment charge recognized in income for the year ended June 30, 2010 was $17.

(All amounts in thousands)

NOTE 2 – SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY (Continued)

The amortized cost and fair value of held-to-maturity debt securities at June 30, 2010 and 2009, by contractual maturity, are summarized as follows:

	2010		2009	
	Amortized Cost	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**
Due from one to five years	$ -	$ -	$ -	$ -
Due from five to ten years	545	587	744	781
Due after ten years	11,572	12,015	8,170	8,242
Total	$ 12,117	$ 12,602	$ 8,914	$ 9,023

There were no sales of available-for-sale securities during each of the years ended June 30, 2010 and 2009. Maturities of held-to-maturity securities did not result in realized gains or losses during each of the years ended June 30, 2010 and 2009.

Restricted equity securities consist of Federal Home Loan Bank of Atlanta ("FHLB") stock in the amount of $540 and $540 as of June 30, 2010 and 2009, respectively.

NOTE 3 – LOANS

Loans at June 30, 2010 and 2009 are as follows:

	2010	2009
Real estate loans:		
One- to four-family	$ 250,390	$ 232,106
Multi-family	380	395
Home equity	510	892
Nonresidential	9,456	8,353
Construction and land	5,158	4,868
Total real estate loans	265,894	246,614
Consumer and other loans	1,012	1,194
Total loans	266,906	247,808
Net deferred loan fees	(1,690)	(1,581)
Allowance for loan losses	(888)	(258)
Loans, net	$ 264,328	$ 245,969

The table below lists our adjustable rate and fixed rate loans at June 30, 2010 and 2009:

	2010	2009
Adjustable rate	$ 22,129	$ 22,691
Fixed rate	244,777	225,117
Total	$ 266,906	$ 247,808

(All amounts in thousands)

NOTE 3 – LOANS (Continued)

Adjustable rate mortgage loans generally are subject to rate adjustment annually and principally are based on the Federal Home Loan Bank Board's published contract interest rate, which represents the national average rate for purchases of previously occupied homes. The maximum that rates can be adjusted in any one year is generally one percentage point. Rate adjustments over the life of the loan are limited generally to a maximum of five percentage points upward and two percentage points downward from the original lending rate.

Activity in the allowance for loan losses for the years ended June 30, 2010 and 2009 were as follows:

	2010	2009
Beginning balance	$ 258	$ 325
Provision for loan losses	758	(27)
Loans charged off	(128)	(40)
Recoveries	-	-
Ending balance	$ 888	$ 258

Individually impaired loans at June 30, 2010 and 2009 were as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$ 2,086	$ 2,655
Year-end loans with allocated allowance for loan losses	2,626	1,454
Total	$ 4,712	$ 4,109
Amount of allowance for loan losses allocated	$ 188	$ 53
Average of individually impaired loans during the year	$ 4,411	$ 3,599

Interest income on impaired loans recognized using the cash method of accounting was not significant during fiscal years 2010 or 2009.

Non-performing loans at June 30, 2010 and 2009 were as follows:

	2010	2009
Loans past due 90 days and still on accrual	$ 764	$ 452
Non-accrual loans	3,214	1,497
Total non-performing loans	3,978	1,949
Troubled debt restructurings	-	-
Total non-performing loans and troubled debt restructurings	$ 3,978	$ 1,949

Non-performing loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(All amounts in thousands)

NOTE 3 – LOANS (Continued)

Loans to principal officers, directors, and their affiliates during the years ending June 30, 2010 and 2009 were as follows:

	2010	2009
Beginning balance	$ 870	$ 829
New loans	-	449
Repayments	(19)	(408)
Ending balance	$ 851	$ 870

Directors and officers of the Association are customers of the institution in the ordinary course of business. Loans of directors and executive officers have terms consistent with those offered to other customers. In the opinion of management, these loans do not involve more than normal risk of collectability nor do they present other unfavorable features.

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment at June 30, 2010 and 2009 were as follows:

	2010	2009
Land	$ 783	$ 783
Buildings and improvements	4,481	4,467
Furniture, fixtures and equipment	1,272	1,297
	6,536	6,547
Less: Accumulated depreciation	(3,015)	(2,830)
	$ 3,521	$ 3,717

Depreciation expense was $285 and $298 at June 30, 2010 and 2009, respectively.

(All amounts in thousands)

NOTE 5 – DEPOSITS

At June 30, 2010 and 2009 deposit accounts with balances over $100 totaled approximately $70,472 and $59,002, respectively. Scheduled maturities of time deposits at June 30, 2010 for the next five years were as follows:

	2010
2011	$ 182,840
2012	30,197
2013	2,549
2014	89
	$ 215,675

There are no time deposits scheduled to mature after June 20, 2014. The Association does not take brokered time deposits.

Directors and executive officers were customers of and had transactions with the Association in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $2,836 and $2,592 at June 30, 2010 and 2009, respectively.

NOTE 6 – BORROWING ARRANGEMENTS WITH THE FEDERAL HOME LOAN BANK

The Association has credit available under a loan agreement with the FHLB in the amount of 11% of total assets (as defined), approximately $36,060 of availability at June 30, 2010. As a member of the FHLB, the Association is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range in maturities. Borrowings under the FHLB would mostly be secured by single family first mortgage loans. The Association had no advances from the FHLB as of June 30, 2010 and 2009 and recognized no interest expense for the respective years ended.

OCONEE FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended
June 30, 2010 and 2009
(All amounts in thousands)

NOTE 7 – INCOME TAXES

Income tax expense for the years ended June 30, 2010 and 2009 was as follows:

	2010	2009
Current federal expense	$ 1,450	$ 1,214
Current state expense	275	227
Deferred federal expense	(285)	(10)
Deferred state expense	(33)	(2)
Total	$ 1,407	$ 1,429

Temporary differences between tax and financial reporting that result in net deferred tax assets (liabilities) are as follows at June 30, 2010 and 2009:

	2010	2009
Deferred tax assets:		
Deferred compensation	$ 270	$ 266
Allowance for loan losses	316	77
Total deferred tax assets	586	343
Deferred tax liabilities:		
FHLB stock dividends	(86)	(86)
Deferred loan fees, net	(299)	(265)
Basis difference in premises and equipment	(84)	(114)
Other	(170)	(249)
Total deferred tax liabilities	(639)	(714)
Net deferred tax liability	$ (53)	$ (371)

Retained earnings as of June 30, 2010 includes approximately $5,285 representing reserve method bad debt reserves originating prior to December 31, 1987 for which no deferred income taxes are required to be provided. These reserves may be included in taxable income if the Association pays dividends in excess of its accumulated earnings and profits (as defined by the Internal Revenue Code) or in the event of a distribution in partial or complete liquidation of the Association.

A reconciliation of the amount computed by applying the federal statutory rate (34%) to pretax income with income tax expense (benefit) for the years ended June 30, 2010 and 2009 is as follows:

	2010		2009	
	Amount	%	Amount	%
Tax at statutory federal income tax rate	$ 1,360	34.0 %	$ 1,274	34.0 %
Increase (decrease) resulting from:				
State income tax expense	158	3.9%	126	3.4 %
Life insurance benefits	(8)	(0.2)%	(9)	(0.2)%
Other—net	(103)	(2.6)%	38	0.9 %
Total	$ 1,407	35.2 %	$ 1,429	38.1 %

(All amounts in thousands)

NOTE 7 – INCOME TAXES (Continued)

The Association does not have any uncertain tax positions and does not have any interest and penalties recorded in the statement of operations for the years ended June 30, 2010 and 2009. The Association is subject to U.S. federal income tax as well as income tax of the state of South Carolina. The Association is no longer subject to examination by taxing authorities for years before 2006.

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Association has deferred compensation agreements with certain of its directors whereby director fees are withheld to fund insurance contracts from which the funds will ultimately be disbursed. These agreements require the Association to make payments to such directors beginning at the age set forth in the agreement or upon death of the director if prior to the minimum age requirement. The directors vest ratably over periods established in the agreements. Interest on the liabilities is charged to earnings based on imputed interest rates established at the beginning of each agreement, which range from 6.69% to 8.87% at both , respectively. The total expense incurred under these plans for the years ended June 30, 2010 and 2009 was $75 and $75, respectively. The recorded liability for these agreements was $831 and $812 at June 30, 2010 and 2009, respectively, and is included in other accrued liabilities in the balance sheet.

To provide funds for the payments under these deferred compensation agreements, the Association has purchased insurance policies on the lives of the directors covered by these plans.

The Association has the option of making an annual contribution to a profit-sharing plan for all full-time employees over the age of 21 having completed one year of service. The Association has exercised this option in and , and as such, total expense under the profit sharing plan for each of the years ended June 30, 2010 and 2009 was $225 and $200, respectively.

NOTE 9 –COMMITMENTS

Loan commitments and related activities: Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk at June 30, 2010 and 2009 was as follows:

	2010		**2009**	
	Fixed Rate	**Variable Rate**	**Fixed Rate**	**Variable Rate**
Commitments to make loans	$ 2,043	$ -	$ 10,549	$ -

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments are for the purpose of financing the purchase, the refinance, or the construction of residential real estate. These commitments have interest rates ranging from 4.38% to 7.50% and maturities ranging from 15 to 30 years.

Financial instruments with off-balance-sheet risk: The Association has no additional financial instruments with off-balance-sheet risk.

(All amounts in thousands)

NOTE 9 –COMMITMENTS (Continued)

Leases and service agreements: The Association leases office equipment under varying lease terms which are noncancelable. Rent expense was approximately $53 and $58 for the years ended June 30, 2010 and 2009, respectively. Future minimum lease commitments under the non-cancelable operating leases are as follows:

Year	Operating Lease
2011	$ 51
2012	7
2013	-
2014	-
2015 and thereafter	-
Total	$ 58

The Association operates under a 7-year service agreement with a third party, which expires on January 31, 2016. The third party provides electronic transaction services related to the deposit and loan cycles for the Association. Transaction processing service expense related to this agreement for the years ended June 30, 2010 and 2009 was $261 and $240, respectively, and is included in data processing expenses on the income statement.

NOTE 10 – REGULATORY CAPITAL REQUIREMENTS

The Association is subject to various regulatory capital requirements administered by the federal financial institution regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios. Under regulations of the Office of Thrift Supervision ("OTS"), the Association must have: (i) core capital equal to 4.0% of adjusted total assets, (ii) tangible capital equal to 1.5% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. In measuring compliance with all three capital standards, institutions must deduct from their capital (with several exceptions primarily for mortgage banking subsidiaries and insured depository institution subsidiaries) their investments in, and advances to, subsidiaries engaged (as principal) in activities not permissible for national banks and certain other adjustments. Management believes, as of , that the Association meets all capital adequacy requirements to which it is subject.

(All amounts in thousands)

NOTE 10 – REGULATORY CAPITAL REQUIREMENTS (Continued)

The following is a reconciliation of the Association's equity reported in the financial statements under accounting principles generally accepted in the United States of America to OTS regulatory capital requirements:

	Tangible Capital	Core Capital	Risk-Based Capital
As of June 30, 2010			
Total equity as reported in the financial statements	$ 59,661	$ 59,661	$ 59,661
General allowance for loan losses	-	-	888
Unrealized gain on available-for-sale securities—net of deferred taxes	-	-	-
Regulatory capital	$ 59,661	$ 59,661	$ 60,549
As of June 30, 2009			
Total equity as reported in the financial statements	$ 57,068	$ 57,068	$ 57,068
General allowance for loan losses	-	-	258
Unrealized gain on available-for-sale securities—net of deferred taxes	-	-	-
Regulatory capital	$ 57,068	$ 57,068	$ 57,326

(All amounts in thousands)

NOTE 10 – REGULATORY CAPITAL REQUIREMENTS (Continued)

As of June 30, 2010, the most recent respective notifications from the OTS categorized the Association as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Association's category. To be categorized as well-capitalized, the Association must maintain minimum ratios of total capital to risk-weighted assets, core capital to risk-weighted assets, and core capital to adjusted total assets.

The Association's actual and minimum capital requirements to be well-capitalized under prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions	
2010	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital to risk weighted assets	$ 60,549	38.20%	$ 12,681	8.00%	$ 15,851	10.00%
Tier 1 (Core) Capital to risk weighted assets	59,661	37.64%	6,340	4.00%	9,511	6.00%
Tier 1 (Core) Capital to tangible assets	59,661	17.86%	10,022	3.00%	16,703	5.00%
Tangible Capital to tangible assets	59,661	17.86%	5,011	1.50%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions	
2009	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital to risk weighted assets	$ 57,326	39.20%	$ 11,699	8.00%	$ 14,624	10.00%
Tier 1 (Core) Capital to risk weighted assets	57,068	39.02%	5,850	4.00%	8,774	6.00%
Tier 1 (Core) Capital to tangible assets	57,068	18.32%	9,346	3.00%	15,577	5.00%
Tangible Capital to tangible assets	57,068	18.32%	4,673	1.50%	N/A	N/A

NOTE 11 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

(All amounts in thousands)

NOTE 11 – FAIR VALUE MEASUREMENTS (Continued)

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Nonrecurring adjustments to certain commercial and residential real estate properties classified as real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and liabilities measured at fair value on a recurring basis at June 30, 2010 and 2009 are summarized below:

Fair Value Measurements
Using Significant Other Observable Inputs
(Level 1)

Financial assets:	2010	2009
Available-for-sale—FHLMC common stock	$ 33	$ 50
Total investment securities available for sale	$ 33	$ 50

Assets and liabilities measured at fair value on a non-recurring basis at June 30, 2010 and 2009 are summarized below:

Fair Value Measurements
Using Significant Unobservable Inputs
(Level 3)

Assets:	2010	2009
Impaired loans, with specific allocations	$ 2,438	$ 1,401
Real estate owned	751	100

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $2,626 and $1,454, with a valuation allowance of $188 and $53, resulting in an addition in the provision for loan losses of $135 and $19 for the years ended June 30, 2010 and 2009, respectively.

Real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net had a carrying amount of $751, which is made up of the outstanding balance of $771, net of a valuation allowance of $20 at June 30, 2010, resulting in a write-down of $42 for the year ending June 30, 2010.

(All amounts in thousands)

NOTE 11 – FAIR VALUE MEASUREMENTS (Continued)

The carrying amounts and estimated fair values of the Association's on-balance sheet financial instruments at June 30, 2010 and 2009 are summarized below:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Securities available for sale	$ 33	$ 33	$ 50	$ 50
Securities held to maturity	12,117	12,602	8,914	9,023
Loans, net	264,328	280,228	245,969	251,818
Restricted equity securities	540	N/A	540	N/A
Financial liabilities				
Deposits	272,606	275,504	252,750	256,001

The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk (including consideration of widening credit spreads). Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of restricted equity securities due to restrictions placed on transferability. The fair value of off-balance sheet items is not consider material (or is based on the current fees or cost that would be charged to enter into or terminate such arrangements).

NOTE 12 – SUBSEQUENT EVENT - MUTUAL HOLDING COMPANY REORGANIZATION AND OFFERING

On August 19, 2010, the board of directors unanimously adopted a Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan") pursuant to which the Association will reorganize from a federally chartered mutual savings bank into a two-tier federal mutual holding company structure. As part of the Plan, the Association will establish a federally chartered mutual holding company known as Oconee Federal MHC (the "Mutual Holding Company") and a capital stock holding company known Oconee Federal Financial Corp. (the "Company"). The Association will become a federally chartered capital stock savings bank, wholly owned by the Company.

As part of the reorganization, the Company will offer for sale shares of its common stock in a subscription offering initially to eligible depositors, the Association's tax-qualified employee benefit plans, and certain other depositors and borrowers of the Association. Any shares of common stock not sold in the subscription offering will be offered to certain members of the general public in a community offering. In addition, the Association intends to contribute cash and shares of common stock of the Company to a charitable foundation that the Association is establishing in connection with the reorganization.

Exhibit I-3
Executive Officers and Directors

Directors	Age	Position	Director Since	Current Term to Expire (1)
T. Rhett Evatt	83	President, Chief Executive Officer and Chairman of the Board	1970	2011
Curtis T. Evatt	38	Executive Vice President, Chief Financial Officer and Director	2010	2011
Harry B. Mays, Jr.	63	Director	2009	2010
Robert N. McLellan, Jr.	54	Director	2005	2010
Cecil T. Sandifer, Jr.	62	Director	1985	2012
W. Maurice Poore	66	Director	1995	2012

Directors

T. Rhett Evatt currently serves as President, Chief Executive Officer and Chairman of the board of directors of Oconee Federal Savings and Loan Association and was appointed to that position in [1983]. He has been employed by Oconee Federal Savings and Loan Association since 1960, and has held several positions prior to being named President and Chief Executive Officer, including President and Treasurer, a position he held from 1974 until his appointment as President and Chief Executive Officer. He currently serves as the Chairman of the Board of Directors of Oconee Federal Savings and Loan Association. Mr. Evatt was selected to serve as a director and as Chairman of the Board of Directors of Oconee Federal Financial Corp. because his extensive experience in a variety of roles at Oconee Federal Savings and Loan Association provides a broad and unique perspective on the challenges facing our organization and our business strategies and operations.

Curtis T. Evatt currently serves as Executive Vice President and Chief Financial Officer of Oconee Federal Savings and Loan Association, and was appointed to that position in 2010. He has been employed by Oconee Federal Savings and Loan Association since 1988, and has held several positions prior to being named Executive Vice President and Chief Financial Officer, including Senior Vice President and Assistant Secretary, a position he held from 2007 until his most recent appointment, and Treasurer. He was also elected to the board of directors of Oconee Federal Savings and Loan Association effective January 1, 2010. Mr. Evatt was selected to serve as a director of Oconee Federal Financial Corp. because his experience in a variety of roles at Oconee Federal Savings and Loan Association, particularly in finance and accounting, provides perspective on the challenges facing our organization and our business strategies and operations.

Harry B. Mays, Jr. is the owner of, and serves as pharmacist at, Mays Clinic Pharmacy, a position he has held since 1973. Mr. Mays was selected to serve as a director of Oconee Federal Financial Corp. because his experience managing his own business provides insight and perspective with respect to general business operations, as well as experience reviewing financial statements.

Robert N. McLellan, Jr. is the President and majority owner of Byrd-McLellan Agency, Inc., an insurance agency in Seneca, South Carolina. He has been employed at Byrd-McLellan agency since 1975. Mr. McLellan was selected to serve as a director of Oconee Federal Financial Corp. because his experience managing his own business provides insight and perspective with respect to general business operations, as well as experience reviewing financial statements.

Cecil T. Sandifer, Jr. is President and Chief Executive Officer of Sandifer Funeral Home in Westminster, South Carolina and the President of Heritage Memorial Garden, Inc., a [cemetery services company] in Westminster, South Carolina. Mr. Sandifer has been employed by Sandifer Funeral Home since 1964, and is the 49% owner. He has been employed by Heritage Memorial Garden, Inc. since [its formation in] 1998, and is the 75% owner. Mr. Sandifer was selected to serve as a director of Oconee Federal Financial Corp. because his experience managing his own business provides insight and perspective with respect to general business operations, as well as experience reviewing financial statements.

W. Maurice Poore is currently retired. Prior to his retirement in 2009, he served as the Executive Vice President and Treasurer of Oconee Federal Savings & Loan Company, a position he held since 1998. He was employed by Oconee Federal Savings and Loan Association from 1970 until his retirement, and held several positions prior to being named Executive Vice President and Treasurer, including Vice President and Assistant Treasurer. Mr. Poore was selected to serve as a director of Oconee Federal Financial Corp. because his experience in a variety of roles at Oconee Federal Savings and Loan Association provides a broad and unique perspective on the challenges facing our organization and our business strategies and operations, and because his service as Treasurer provides unique insight into our financial accounting a practices and procedures, financial reporting and our relationship with our auditors.

Executive Officers Who Are Not Directors

Nancy M. Carter is the Senior Vice President and Assistant Treasurer of Oconee Federal Savings and Loan Association and was appointed to that position on January 1, 2010 . She has previously served in a variety of positions with Oconee Federal Savings and Loan Association since 1983.

EXHIBIT III-1
General Characteristics of Public-Traded Thrifts

As of September 3, 2010

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Alaska Pacific Bancshares, Inc.	AKPB	AK	07/01/1999	177,616	146,067	18,843	10.61	(1.54)	OTCBB	6
Cullman Bancorp, Inc. (MHC)	CULL	AL	10/09/2009	222,810	136,016	37,708	16.92	0.73	OTCBB	3
Southern Community Bancshares, Inc.	SCBS	AL	12/23/1996	69,751	61,990	7,448	10.68	0.31	Pink	2
SouthFirst Bancshares, Inc.	SZBI	AL	02/14/1995	131,735	104,838	11,140	8.46	(1.12)	OTCBB	3
Superior Bancorp	SUPR	AL	12/10/1998	3,358,335	2,838,521	149,314	4.45	(2.16)	NASDAQ	73
First Federal Bancshares of Arkansas, Inc.	FFBH	AR	05/03/1996	678,099	599,298	44,430	6.55	(5.67)	NASDAQ	20
BofI Holding, Inc.	BOFI	CA	03/14/2005	1,421,081	968,180	129,808	9.13	1.56	NASDAQ	1
Broadway Financial Corporation	BYFC	CA	01/09/1996	551,569	414,149	33,178	6.02	(1.01)	NASDAQ	5
First PacTrust Bancorp, Inc.	FPTB	CA	08/23/2002	881,491	682,405	96,413	10.94	(0.08)	NASDAQ	9
K-Fed Bancorp (MHC)	KFED	CA	03/31/2004	866,802	630,694	94,705	10.93	0.38	NASDAQ	9
Malaga Financial Corporation	MLGF	CA		818,000	512,549	66,676	8.15	1.23	OTCBB	4
Provident Financial Holdings, Inc.	PROV	CA	06/28/1996	1,399,401	932,933	127,744	9.13	0.08	NASDAQ	14
RMG Capital Corporation	RMGC	CA		707,179	521,991	41,690	5.90	(0.73)	OTCBB	8
San Luis Trust Bank, FSB	SNLS	CA		323,820	256,948	22,682	7.00	(1.63)	OTCBB	1
United Western Bancorp, Inc.	UWBK	CO	10/18/1996	2,221,183	1,733,799	117,191	5.28	(3.49)	NASDAQ	8
Naugatuck Valley Financial Corporation (MH	NVSL	CT	10/01/2004	565,249	394,286	51,220	9.06	0.43	NASDAQ	10
NewAlliance Bancshares, Inc.	NAL	CT	04/02/2004	8,712,097	5,136,746	1,464,171	16.81	0.67	NYSE	88
People's United Financial, Inc.	PBCT	CT	04/16/2007	21,950,300	15,834,300	5,413,300	24.66	0.38	NASDAQ	296
PSB Holdings, Inc. (MHC)	PSBH	CT	10/05/2004	489,359	335,146	43,855	8.96	0.26	NASDAQ	8
Rockville Financial, Inc. (MHC)	RCKB	CT	05/23/2005	1,602,014	1,150,379	162,384	10.14	0.74	NASDAQ	21
SI Financial Group, Inc. (MHC)	SIFI	CT	10/1/2004	889,435	674,443	81,160	9.12	0.25	NASDAQ	21
Independence Federal Savings Bank	IFSB	DC	06/06/1985	122,936	107,297	5,120	4.16	(3.13)	Pink	3
WSFS Financial Corporation	WSFS	DE	11/26/1986	3,791,866	2,628,782	314,733	8.30	0.10	NASDAQ	36
BankAtlantic Bancorp, Inc.	BBX	FL	11/29/1983	4,655,600	3,988,253	77,466	1.66	(3.66)	NYSE	101
BFC Financial Corporation	BFCF	FL		6,150,265	3,984,480	328,692	5.34	(1.80)	Pink	NA

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
East Side Financial, Inc.	ESDF	FL	11/01/1991	94,697	82,342	10,101	10.67	(4.04)	Pink	1
First Community Bank Corporation of Americ	FCFL	FL	05/16/2003	516,393	434,355	38,088	7.38	(2.89)	NASDAQ	11
Appalachian Bancshares, Inc.	APAB	GA		1,185,234	1,045,178	39,202	3.31	(3.20)	Pink	13
Atlantic Coast Federal Corporation (MHC)	ACFC	GA	10/05/2004	901,374	575,011	53,216	5.90	(3.07)	NASDAQ	11
Charter Financial Corporation (MHC)	CHFN	GA	10/17/2001	1,146,076	811,058	112,513	9.82	0.90	OTCBB	16
Heritage Financial Group (MHC)	HBOS	GA	06/30/2005	661,876	515,711	62,359	9.42	(0.24)	NASDAQ	16
Territorial Bancorp Inc.	TBNK	HI	07/13/2009	1,446,809	1,083,899	223,026	15.42	0.60	NASDAQ	25
Meta Financial Group, Inc.	CASH	IA	09/20/1993	961,301	741,505	69,797	7.26	0.95	NASDAQ	12
North Central Bancshares, Inc.	FFFD	IA	03/21/1996	452,130	344,541	48,628	10.76	0.44	NASDAQ	11
Webster City Federal Bancorp (MHC)	WCFB	IA	08/15/1994	94,786	69,331	14,380	15.17	0.72	Pink	1
Home Federal Bancorp, Inc.	HOME	ID	12/20/2007	869,222	574,879	205,832	23.68	0.71	NASDAQ	22
AJS Bancorp, Inc. (MHC)	AJSB	IL	12/27/2001	251,441	202,767	25,532	10.15	(0.81)	OTCBB	3
Allied First Bancorp, Inc.	AFBA	IL	12/31/2001	169,948	126,892	9,889	5.82	(0.80)	OTCBB	1
BankFinancial Corporation	BFIN	IL	06/24/2005	1,565,639	1,253,259	259,397	16.57	0.01	NASDAQ	18
Ben Franklin Financial, Inc. (MHC)	BFFI	IL	10/19/2006	114,238	99,598	13,986	12.24	(0.84)	OTCBB	2
First BancTrust Corporation	FIRT	IL	04/19/2001	395,712	292,017	35,326	8.93	0.49	Pink	6
First Clover Leaf Financial Corp.	FCLF	IL	07/11/2006	563,228	429,054	77,810	13.82	0.19	NASDAQ	4
Great American Bancorp, Inc.	GTPS	IL	06/30/1995	155,012	128,207	15,208	9.81	0.82	OTCBB	3
Harvard Illinois Bancorp, Inc.	HARI	IL	04/09/2010	166,907	127,976	18,468	11.06	(0.19)	OTCBB	3
Jacksonville Bancorp, Inc.	JXSB	IL	07/15/2010	296,738	262,519	26,065	8.78	0.57	NASDAQ	4
Midland Capital Holdings Corporation	MCPH	IL	06/30/1993	118,235	106,523	11,354	9.60	0.12	OTCBB	4
Mutual Federal Bancorp, Inc. (MHC)	MFDB	IL	04/06/2006	73,320	51,384	18,767	25.60	(1.74)	OTCBB	1
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	IL	07/15/2005	201,440	176,554	22,324	11.08	0.10	OTCBB	1
Park Bancorp, Inc.	PFED	IL	08/12/1996	214,117	146,624	21,735	10.15	(2.23)	NASDAQ	4
Royal Financial, Inc.	RYFL	IL	01/21/2005	91,433	65,905	13,347	14.60	(3.08)	OTCBB	2
Sugar Creek Financial Corp. (MHC)	SUGR	IL	04/04/2007	96,214	75,022	9,055	9.41	0.14	OTCBB	2
Washington Federal Bank for Savings	WFBS	IL	03/01/1995	88,998	78,953	8,255	9.28	0.81	Pink	2

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
AMB Financial Corp.	AMFC	IN	04/01/1996	187,061	148,840	14,991	8.01	(0.51)	OTCBB	4
Blue River Bancshares, Inc.	BRBI	IN	06/23/1998	261,382	215,827	16,501	6.31	(0.96)	OTCBB	4
CFS Bancorp, Inc.	CITZ	IN	07/24/1998	1,095,280	899,482	112,773	10.30	(0.09)	NASDAQ	23
DSA Financial Corporation	DSFN	IN	07/30/2004	123,979	99,057	16,660	13.44	0.47	OTCBB	2
FFW Corporation	FFWC	IN	04/05/1993	334,033	278,829	28,804	8.62	0.59	OTCBB	5
Fidelity Federal Bancorp	FDLB	IN	08/31/1987	261,837	151,254	23,441	8.95	0.14	Pink	6
First Bancorp of Indiana, Inc.	FBPI	IN	04/07/1999	344,244	211,645	32,828	9.54	0.40	OTCBB	9
First Capital, Inc.	FCAP	IN	01/04/1999	457,973	370,783	47,877	10.45	0.52	NASDAQ	13
First Savings Financial Group, Inc.	FSFG	IN	10/07/2008	501,490	364,598	53,561	10.68	0.51	NASDAQ	14
Home Financial Bancorp	HWEN	IN	07/02/1996	72,232	47,218	8,001	11.08	0.60	OTCBB	2
LaPorte Bancorp, Inc. (MHC)	LPSB	IN	10/15/2007	438,455	294,805	50,074	11.42	0.69	NASDAQ	8
Logansport Financial Corp.	LOGN	IN	06/14/1995	155,887	109,665	19,040	12.21	0.67	OTCBB	1
LSB Financial Corp.	LSBI	IN	02/03/1995	378,580	300,721	34,493	9.11	0.23	NASDAQ	5
Mid-Southern Savings Bank, FSB (MHC)	MSVB	IN	04/09/1998	193,822	173,808	19,535	10.08	0.43	OTCBB	3
MutualFirst Financial, Inc.	MFSF	IN	12/30/1999	1,441,894	1,109,209	134,362	9.32	0.22	NASDAQ	33
Northeast Indiana Bancorp, Inc.	NIDB	IN	06/28/1995	258,194	171,979	23,694	9.18	0.72	OTCBB	5
NorthWest Indiana Bancorp	NWIN	IN		690,011	570,158	56,308	8.16	0.40	OTCBB	11
Peoples Bancorp	PBNI	IN	07/07/1987	475,917	339,814	59,455	12.49	0.62	Pink	15
River Valley Bancorp	RIVR	IN	12/20/1996	394,441	288,628	32,047	8.12	0.75	NASDAQ	10
Third Century Bancorp	TDCB	IN	06/30/2004	126,133	93,751	15,477	12.27	(1.56)	OTCBB	6
United Community Bancorp (MHC)	UCBA	IN	3/31/2006	492,104	430,180	55,480	11.27	0.24	NASDAQ	9
Capitol Federal Financial (MHC)	CFFN	KS	04/01/1999	8,543,357	4,373,844	960,000	11.24	0.82	NASDAQ	45
First Independence Corporation	FFSL	KS	10/08/1993	182,226	129,712	16,543	9.08	(0.49)	OTCBB	4
CKF Bancorp, Inc.	CKFB	KY	01/04/1995	131,665	98,235	13,881	10.54	0.11	OTCBB	3
HopFed Bancorp, Inc.	HFBC	KY	02/09/1998	1,106,431	844,345	113,806	10.29	0.34	NASDAQ	18
Kentucky First Federal Bancorp (MHC)	KFFB	KY	3/3/2005	238,355	144,450	57,925	24.30	(0.01)	NASDAQ	4
FPB Financial Corp.	FPBF	LA	07/01/1999	170,100	126,481	14,410	8.47	1.50	Pink	3
GS Financial Corp.	GSLA	LA	04/01/1997	273,951	204,093	28,393	10.36	0.03	NASDAQ	6
Hibernia Homestead Bancorp, Inc.	HIBE	LA	01/28/2009	71,815	49,076	22,301	31.05	(0.26)	OTCBB	3
Home Bancorp, Inc.	HBCP	LA	10/03/2008	709,318	536,486	132,738	18.71	0.66	NASDAQ	18

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Home Federal Bancorp, Inc. of Louisiana (MI	HFBL	LA	01/21/2005	185,145	117,722	33,365	18.02	0.40	OTCBB	4
Louisiana Bancorp, Inc.	LABC	LA	07/10/2007	327,743	187,378	67,204	20.51	0.74	NASDAQ	3
Minden Bancorp, Inc. (MHC)	MDNB	LA	07/02/2002	199,593	176,013	22,447	11.25	0.15	OTCBB	2
Teche Holding Company	TSH	LA	04/19/1995	765,484	578,102	74,549	9.74	0.94	NYSE Amex	19
Berkshire Hills Bancorp, Inc.	BHLB	MA	06/28/2000	2,747,528	2,040,171	384,627	14.00	(0.58)	NASDAQ	NA
Brookline Bancorp, Inc.	BRKL	MA	07/09/2002	2,659,418	1,702,658	494,478	18.59	0.96	NASDAQ	20
Central Bancorp, Inc.	CEBK	MA	10/24/1986	526,747	333,912	45,463	8.63	0.45	NASDAQ	9
Chicopee Bancorp, Inc.	CBNK	MA	07/20/2006	556,973	365,883	94,592	16.98	(0.27)	NASDAQ	9
Danvers Bancorp, Inc.	DNBK	MA	01/10/2008	2,529,273	1,933,324	294,054	11.63	0.57	NASDAQ	27
Georgetown Bancorp, Inc. (MHC)	GTWN	MA	01/06/2005	211,545	147,286	18,368	8.68	0.47	OTCBB	3
Hampden Bancorp, Inc.	HBNK	MA	01/17/2007	584,039	420,060	94,773	16.23	(0.06)	NASDAQ	9
Hingham Institution for Savings	HIFS	MA	12/20/1988	971,779	682,612	68,969	7.10	0.99	NASDAQ	9
Legacy Bancorp, Inc.	LEGC	MA	10/26/2005	956,239	674,776	118,886	12.43	(0.86)	NASDAQ	19
LSB Corporation	LSBX	MA	05/02/1986	796,917	492,547	64,087	8.04	0.76	NASDAQ	7
Mayflower Bancorp, Inc.	MFLR	MA		253,602	222,268	21,003	8.28	0.51	NASDAQ	8
Meridian Interstate Bancorp, Inc. (MHC)	EBSB	MA	01/23/2008	1,728,228	1,354,074	206,468	11.95	0.69	NASDAQ	20
Peoples Federal Bancshares, Inc.	PEOP	MA	07/07/2010	575,095	467,297	53,329	9.27	NA	NASDAQ	6
United Financial Bancorp, Inc.	UBNK	MA	12/04/2007	1,544,915	1,107,696	223,102	14.44	0.55	NASDAQ	22
Westfield Financial, Inc.	WFD	MA	01/04/2007	1,234,948	670,190	239,639	19.40	0.35	NASDAQ	11
American Bank Holdings, Inc.	ABKH	MD		537,347	393,918	47,657	8.87	0.85	OTCBB	5
BCSB Bancorp, Inc.	BCSB	MD	04/11/2008	622,316	537,798	60,924	9.79	(0.21)	NASDAQ	18
BV Financial, Inc. (MHC)	BVFL	MD	01/14/2005	159,910	144,893	12,754	7.98	0.11	OTCBB	5
Fairmount Bancorp, Inc.	FMTB	MD	06/03/2010	71,937	49,847	10,655	14.81	NA	OTCBB	1
OBA Financial Services, Inc.	OBAF	MD	01/22/2010	378,609	236,095	79,920	21.11	NA	NASDAQ	5
Prince George's Federal Savings Bank	PCGO	MD		101,980	89,513	12,411	12.17	0.50	Pink	3
Severn Bancorp, Inc.	SVBI	MD		1,002,284	742,042	105,647	10.54	(0.71)	NASDAQ	4
SFSB, Inc. (MHC)	SFBI	MD	12/31/2004	199,796	152,911	19,765	9.89	0.28	Pink	2
WSB Holdings, Inc.	WSB	MD	08/03/1988	417,707	261,544	52,166	12.49	(1.43)	NASDAQ	5
Auburn Bancorp, Inc. (MHC)	ABBB	ME	08/18/2008	79,222	55,378	5,992	7.56	0.11	OTCBB	2

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
First Federal of Northern Michigan Bancorp, I	FFNM	MI	04/04/2005	226,950	157,827	23,500	10.35	(2.73)	NASDAQ	8
Flagstar Bancorp, Inc.	FBC	MI	04/30/1997	13,693,830	8,254,046	1,076,361	7.86	(3.65)	NYSE	162
Northwestern Bancorp	NWBM	MI		952,455	847,510	75,330	7.91	0.32	OTCBB	27
Sturgis Bancorp, Inc.	STBI	MI	11/10/1988	372,732	266,836	25,735	6.90	(0.04)	OTCBB	11
HMN Financial, Inc.	HMNF	MN	06/30/1994	975,243	746,448	89,854	9.21	(0.84)	NASDAQ	14
Redwood Financial, Inc.	REDW	MN	07/10/1995	179,161	151,447	19,246	10.74	0.82	Pink	8
Wells Financial Corp.	WEFP	MN	04/11/1995	249,726	211,868	22,610	9.05	0.65	OTCBB	10
CCSB Financial Corp.	CCFC	MO	01/09/2003	99,599	79,494	12,344	12.39	(0.04)	OTCBB	5
First Bancshares, Inc.	FBSI	MO	12/22/1993	213,794	180,648	23,984	11.22	(0.40)	NASDAQ	11
Lexington B&L Financial Corp.	LXMO	MO	06/06/1996	139,547	120,796	14,520	10.41	0.54	Pink	3
Liberty Bancorp, Inc.	LBCP	MO	07/24/2006	486,079	369,204	45,124	9.28	1.20	OTCBB	11
NASB Financial, Inc.	NASB	MO	09/27/1985	1,415,928	859,461	165,321	11.68	0.67	NASDAQ	9
Pulaski Financial Corp.	PULB	MO	12/03/1998	1,387,994	1,145,963	114,123	8.22	0.06	NASDAQ	12
St. Joseph Bancorp, Inc.	SJBA	MO	02/02/2009	25,180	17,299	7,684	30.52	(1.43)	Pink	1
Eagle Bancorp Montana, Inc.	EBMT	MT	04/05/2010	325,739	197,939	52,432	16.10	0.79	NASDAQ	7
Citizens South Banking Corporation	CSBC	NC	10/01/2002	1,077,431	853,526	96,411	8.95	(2.22)	NASDAQ	21
First Capital Bancshares, Inc.	FCPB	NC	10/29/1999	62,766	55,804	6,837	10.89	0.75	Pink	2
KS Bancorp, Inc.	KSBI	NC	12/30/1993	343,601	261,504	23,402	6.81	0.03	OTCBB	9
LifeStore Financial Group (MHC)	LSFG	NC	10/07/1996	299,982	226,449	14,238	4.75	(0.43)	Pink	7
Little Bank, Inc.	LTLB	NC		293,075	237,229	32,528	11.10	0.53	OTCBB	7
South Street Financial Corp.	SSFC	NC	10/03/1996	312,284	248,633	21,705	6.95	0.46	OTCBB	4
Wake Forest Bancshares, Inc. (MHC)	WAKE	NC	04/03/1996	110,943	89,300	20,663	18.62	0.08	OTCBB	1
Equitable Financial Corp. (MHC)	EQFC	NE	11/09/2005	190,119	136,329	17,685	9.30	0.01	OTCBB	5
Guaranty Bancorp, Inc.	GUAA	NH		365,713	268,780	33,188	9.07	0.51	Pink	9
Monadnock Bancorp, Inc.	MNKB	NH	06/29/2006	110,611	59,006	10,305	9.32	(0.57)	OTCBB	2
New Hampshire Thrift Bancshares, Inc.	NHTB	NH	05/27/1986	993,206	729,209	92,471	9.31	0.78	NASDAQ	28

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Cape Bancorp, Inc.	CBNJ	NJ	02/01/2008	1,072,297	786,516	130,863	12.20	(1.54)	NASDAQ	18
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NJ	03/04/2004	1,113,610	807,448	175,454	15.76	0.73	NASDAQ	12
Colonial Financial Services, Inc.	COBK	NJ	07/13/2010	579,203	517,060	48,494	8.37	0.53	NASDAQ	9
Delanco Bancorp, Inc. (MHC)	DLNO	NJ	04/02/2007	138,048	125,129	11,868	8.60	0.19	OTCBB	2
Hudson City Bancorp, Inc.	HCBK	NJ	06/07/2005	60,933,134	25,168,465	5,543,256	9.10	0.94	NASDAQ	135
Investors Bancorp, Inc. (MHC)	ISBC	NJ	10/12/2005	8,866,139	6,056,351	889,716	10.03	0.61	NASDAQ	66
Kearny Financial Corp. (MHC)	KRNY	NJ	02/24/2005	2,339,813	1,623,562	485,926	20.77	0.31	NASDAQ	27
Lincoln Park Bancorp (MHC)	LPBC	NJ	12/20/2004	157,800	88,800	14,000	8.87	0.44	OTCBB	2
Magyar Bancorp, Inc. (MHC)	MGYR	NJ	01/24/2006	543,454	428,087	43,962	8.09	0.71	NASDAQ	5
MSB Financial Corp. (MHC)	MSBF	NJ	1/5/2007	358,743	296,401	39,968	11.14	0.22	NASDAQ	5
Northfield Bancorp, Inc. (MHC)	NFBK	NJ	11/08/2007	2,208,165	1,380,695	399,739	18.10	0.73	NASDAQ	19
Ocean Shore Holding Co.	OSHC	NJ	12/21/2009	798,790	563,258	99,801	12.49	0.68	NASDAQ	10
OceanFirst Financial Corp.	OCFC	NJ	07/03/1996	2,219,682	1,539,972	194,828	8.78	0.86	NASDAQ	23
Oritani Financial Corp.	ORIT	NJ	06/24/2010	2,477,420	1,289,746	643,393	25.97	0.41	NASDAQ	22
Provident Financial Services, Inc.	PFS	NJ	01/16/2003	6,823,487	4,906,416	910,959	13.35	0.58	NYSE	81
Roebling Financial Corp, Inc.	RBLG	NJ	10/01/2004	167,178	137,524	16,164	9.67	(0.59)	OTCBB	5
Roma Financial Corporation (MHC)	ROMA	NJ	07/12/2006	1,456,871	1,109,893	218,170	14.98	0.32	NASDAQ	16
Wawel Savings Bank (MHC)	WAWL	NJ	04/01/2004	95,883	73,272	17,508	18.26	0.37	OTCBB	2
Alamogordo Financial Corp. (MHC)	ALMG	NM	05/16/2000	181,236	134,896	28,890	15.94	0.41	OTCBB	2
Astoria Financial Corporation	AF	NY	11/18/1993	19,669,998	12,248,441	1,227,045	6.24	0.22	NYSE	85
Beacon Federal Bancorp, Inc.	BFED	NY	10/02/2007	1,071,773	694,736	106,328	9.92	0.48	NASDAQ	8
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NY	04/06/2005	524,358	428,133	73,173	13.95	(2.63)	NASDAQ	5
Carver Bancorp, Inc.	CARV	NY	10/25/1994	803,919	615,132	59,422	7.39	(0.38)	NASDAQ	9
CMS Bancorp, Inc.	CMSB	NY	04/04/2007	242,566	183,285	21,217	8.75	(0.11)	NASDAQ	6
Dime Community Bancshares, Inc.	DCOM	NY	06/26/1996	4,148,295	2,439,815	314,727	7.59	0.90	NASDAQ	24
Elmira Savings Bank, FSB	ESBK	NY	03/01/1985	499,244	349,443	56,222	11.26	0.95	NASDAQ	10
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	NY	10/21/2003	153,504	120,849	15,644	10.19	0.10	OTCBB	3
Flushing Financial Corporation	FFIC	NY	11/21/1995	4,252,187	2,905,730	379,617	8.93	0.72	NASDAQ	15
FSB Community Bankshares, Inc. (MHC)	FSBC	NY	08/15/2007	220,022	164,762	20,784	9.45	0.03	OTCBB	4
Gouverneur Bancorp, Inc. (MHC)	GOVB	NY	03/23/1999	146,990	89,980	22,670	15.42	1.04	OTCBB	2
Greene County Bancorp, Inc. (MHC)	GCBC	NY	12/30/1998	495,323	421,732	44,503	8.98	1.03	NASDAQ	11

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Hometown Bancorp, Inc. (MHC)	HTWC	NY	06/29/2007	156,919	133,024	19,506	12.43	0.37	OTCBB	6
Lake Shore Bancorp, Inc. (MHC)	LSBK	NY	4/4/2006	460,441	347,545	57,628	12.52	0.65	NASDAQ	10
New York Community Bancorp, Inc.	NYB	NY	11/23/1993	42,010,747	22,443,668	5,446,434	12.96	1.34	NYSE	278
Northeast Community Bancorp, Inc. (MHC)	NECB	NY	07/06/2006	516,975	368,375	107,838	20.86	(0.45)	NASDAQ	8
Oneida Financial Corp.	ONFC	NY	07/07/2010	613,310	521,319	60,751	9.91	0.59	NASDAQ	12
Pathfinder Bancorp, Inc. (MHC)	PBHC	NY	11/16/1995	396,332	315,647	30,948	7.81	0.58	NASDAQ	7
Patriot Federal Bank	PFDB	NY	12/31/2005	79,483	69,773	8,021	10.09	1.45	OTCBB	2
Provident New York Bancorp	PBNY	NY	01/15/2004	2,963,706	1,961,005	429,115	14.48	0.70	NASDAQ	35
Rome Bancorp, Inc.	ROME	NY	03/30/2005	329,637	225,787	61,285	18.59	1.08	NASDAQ	5
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	NY	07/11/2006	236,327	195,313	16,884	7.14	0.41	Pink	7
TrustCo Bank Corp NY	TRST	NY		3,828,904	3,436,534	255,189	6.66	0.83	NASDAQ	133
ASB Financial Corp.	ASBN	OH	05/11/1995	228,343	187,446	20,137	8.82	0.86	Pink	4
Central Federal Corporation	CFBK	OH	12/30/1998	275,101	226,255	17,152	6.23	(5.10)	NASDAQ	4
Cheviot Financial Corp. (MHC)	CHEV	OH	1/6/2004	351,046	242,020	70,143	19.98	0.48	NASDAQ	6
Community Investors Bancorp, Inc.	CIBN	OH	02/07/1995	124,337	94,778	12,908	10.38	0.63	Pink	5
FFD Financial Corporation	FFDF	OH	04/03/1996	206,465	171,339	18,295	8.86	0.49	NASDAQ	5
First Defiance Financial Corp.	FDEF	OH	10/02/1995	2,038,656	1,580,520	238,438	11.70	0.22	NASDAQ	33
First Franklin Corporation	FFHS	OH	01/26/1988	281,002	226,948	21,824	7.77	(0.82)	NASDAQ	8
First Niles Financial, Inc.	FNFI	OH	10/27/1998	108,275	65,413	12,534	11.58	(0.43)	OTCBB	1
First Place Financial Corp.	FPFC	OH	01/04/1999	3,153,585	2,470,091	253,417	8.04	(0.94)	NASDAQ	43
Greenville Federal Financial Corporation (M	GVFF	OH	01/05/2006	123,167	87,059	11,272	9.15	0.18	OTCBB	2
Home City Financial Corporation	HCFL	OH	12/30/1996	144,390	101,635	11,910	8.25	0.18	OTCBB	2
Home Loan Financial Corporation	HLFN	OH	03/26/1998	163,491	126,633	18,721	11.45	0.96	OTCBB	4
Home Savings Bank	HSVG	OH		135,093	110,691	10,163	7.52	0.46	Pink	5
Peoples-Sidney Financial Corporation	PPSF	OH	04/28/1997	140,900	92,421	15,268	10.84	0.48	OTCBB	4
Perpetual Federal Savings Bank	PFOH	OH	04/19/1991	359,643	263,889	55,604	15.46	0.72	OTCBB	1
PVF Capital Corp.	PVFC	OH	12/30/1992	859,585	667,546	83,243	9.68	0.16	NASDAQ	17
TFS Financial Corporation (MHC)	TFSL	OH	04/23/2007	10,940,202	8,908,209	1,761,527	16.10	0.09	NASDAQ	39
United Community Financial Corp.	UCFC	OH	07/09/1998	2,314,109	1,696,531	212,691	9.19	(1.14)	NASDAQ	38
Versailles Financial Corporation	VERF	OH	01/11/2010	44,298	24,183	10,659	24.06	NA	OTCBB	1
Wayne Savings Bancshares, Inc.	WAYN	OH	01/09/2003	407,460	313,819	37,977	9.32	0.58	NASDAQ	11

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Osage Bancshares, Inc.	OSBK	OK	01/18/2007	159,752	110,977	22,839	14.30	0.71	OTCBB	3
Abington Bancorp, Inc.	ABBC	PA	06/28/2007	1,268,213	882,206	212,506	16.76	(0.43)	NASDAQ	12
Alliance Bancorp, Inc. of Pennsylvania (MHC	ALLB	PA	03/03/1995	448,446	381,210	48,567	10.83	0.22	NASDAQ	9
Beneficial Mutual Bancorp, Inc. (MHC)	BNCL	PA	07/16/2007	4,876,298	3,617,449	659,179	13.52	0.55	NASDAQ	68
ESB Financial Corporation	ESBF	PA	06/13/1990	1,947,688	992,762	173,115	8.89	0.66	NASDAQ	24
ESSA Bancorp, Inc.	ESSA	PA	04/04/2007	1,067,153	515,873	176,659	16.55	0.47	NASDAQ	17
Eureka Financial Corporation (MHC)	EKFC	PA	01/07/1999	124,371	107,664	14,028	11.28	0.78	OTCBB	2
FedFirst Financial Corporation (MHC)	FFCO	PA	04/07/2005	356,197	209,323	44,036	12.36	0.26	NASDAQ	9
Fidelity Bancorp, Inc.	FSBI	PA	06/24/1988	708,106	446,302	48,304	6.82	(0.39)	NASDAQ	14
First Star Bancorp, Inc.	FSSB	PA	05/15/1987	517,815	337,758	27,397	5.29	(0.43)	Pink	8
Fox Chase Bancorp, Inc.	FXCB	PA	06/29/2010	1,242,967	856,636	206,352	16.60	(0.07)	NASDAQ	11
Harleysville Savings Financial Corporation	HARL	PA	08/04/1987	867,109	522,770	52,488	6.05	0.59	NASDAQ	6
Malvern Federal Bancorp, Inc. (MHC)	MLVF	PA	05/20/2008	695,333	550,910	68,432	9.84	(0.14)	NASDAQ	7
North Penn Bancorp, Inc.	NPBP	PA	10/02/2007	161,916	129,536	19,400	11.98	0.74	OTCBB	5
Northwest Bancshares, Inc.	NWBI	PA	12/18/2009	8,136,133	5,728,979	1,310,723	16.11	0.55	NASDAQ	171
Parkvale Financial Corporation	PVSA	PA	07/16/1987	1,842,380	1,488,073	118,944	6.46	(0.87)	NASDAQ	47
Polonia Bancorp (MHC)	PBCP	PA	01/16/2007	215,215	158,891	24,251	11.27	0.37	OTCBB	5
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	PA	3/30/2005	538,260	462,389	56,437	10.49	0.63	NASDAQ	7
Quaint Oak Bancorp, Inc.	QNTO	PA	07/05/2007	100,281	75,981	16,510	16.46	0.61	OTCBB	2
SE Financial Corp.	SEFL	PA	05/06/2004	320,577	277,491	25,444	7.94	0.31	Pink	6
TF Financial Corporation	THRD	PA	07/13/1994	720,768	559,390	73,321	10.17	0.55	NASDAQ	14
United-American Savings Bank	UASB	PA	08/06/2010	60,160	51,753	3,327	5.53	NA	OTCBB	NA
William Penn Bancorp, Inc. (MHC)	WMPN	PA	04/16/2008	321,811	179,147	49,945	15.52	0.94	OTCBB	3
WVS Financial Corp.	WVFC	PA	11/29/1993	354,668	201,922	27,795	7.84	0.10	NASDAQ	6
Newport Bancorp, Inc.	NFSB	RI	07/07/2006	450,400	261,362	50,428	11.20	0.27	NASDAQ	6
First Federal of South Carolina, FSB (MHC)	FSGB	SC	11/14/1994	118,854	108,103	9,296	7.82	(0.59)	Pink	4
First Financial Holdings, Inc.	FFCH	SC	11/10/1983	3,324,344	2,447,795	323,797	9.74	(1.07)	NASDAQ	65
Security Federal Corporation	SFDL	SC	10/30/1987	961,675	705,106	69,443	7.22	0.18	OTCBB	13
HF Financial Corp.	HFFC	SD	04/08/1992	1,253,015	914,264	94,435	7.54	0.48	NASDAQ	33

Exhibit III-1
Key Financial Characteristics - Thrifts

Company	Ticker	St	IPO Date	Total Assets	Total Deposits	Total Equity	Equity/ Assets	ROA	Exchange	Branches
Athens Bancshares Corporation	AFCB	TN	01/07/2010	281,964	219,027	50,215	17.81	0.06	NASDAQ	7
First Advantage Bancorp	FABK	TN	11/30/2007	345,089	218,238	68,054	19.72	0.20	NASDAQ	5
Jefferson Bancshares, Inc.	JFBI	TN	07/02/2003	630,656	479,183	56,523	8.96	(3.64)	NASDAQ	12
SFB Bancorp, Inc.	SFBK	TN	05/30/1997	57,946	42,086	12,105	20.89	0.83	Pink	2
United Tennessee Bankshares, Inc.	UNTN	TN	01/05/1998	166,217	146,697	14,612	8.79	0.85	OTCBB	3
BancAffiliated, Inc.	BAFI	TX	06/01/2001	187,209	167,337	10,996	5.87	0.27	Pink	3
East Texas Financial Services, Inc.	ETFS	TX	01/10/1995	236,400	133,927	21,616	9.14	0.27	OTCBB	4
OmniAmerican Bancorp, Inc.	OABC	TX	01/21/2010	1,130,101	797,754	200,884	17.78	0.12	NASDAQ	16
ViewPoint Financial Group, Inc.	VPFG	TX	07/07/2010	2,764,461	1,949,078	212,880	7.70	0.46	NASDAQ	23
Community Financial Corporation	CFFC	VA	03/30/1988	552,306	396,532	49,841	9.02	0.71	NASDAQ	11
First Financial Northwest, Inc.	FFNW	WA	10/10/2007	1,306,639	972,099	186,792	14.30	(4.30)	NASDAQ	1
Riverview Bancorp, Inc.	RVSB	WA	10/01/1997	863,424	715,573	86,153	9.98	(0.47)	NASDAQ	18
Sound Financial, Inc. (MHC)	SNFL	WA	01/09/2008	340,926	285,339	25,299	7.42	(0.01)	OTCBB	5
Timberland Bancorp, Inc.	TSBK	WA	01/13/1998	732,418	567,985	85,679	11.70	(0.34)	NASDAQ	22
Washington Federal, Inc.	WFSL	WA	11/17/1982	13,709,895	8,886,747	1,835,747	13.39	0.86	NASDAQ	160
Anchor BanCorp Wisconsin Inc.	ABCW	WI	07/16/1992	3,998,929	3,225,382	24,348	0.61	(2.71)	NASDAQ	57
Bank Mutual Corporation	BKMU	WI	10/30/2003	3,482,576	2,103,692	399,984	11.49	0.16	NASDAQ	79
Citizens Community Bancorp, Inc.	CZWI	WI	11/01/2006	576,367	441,016	56,376	9.78	0.13	NASDAQ	26
Guaranty Financial Corp. (MHC)	GFCJ	WI	06/21/1993	1,310,933	1,146,503	78,734	6.01	(4.16)	Pink	175
Waterstone Financial, Inc. (MHC)	WSBF	WI	10/05/2005	1,881,025	1,185,184	173,301	9.21	(0.47)	NASDAQ	8
Sistersville Bancorp, Inc.	SVBC	WV	06/26/1997	49,505	37,704	8,094	16.35	0.57	Pink	2
Crazy Woman Creek Bancorp Incorporated	CRZY	WY	03/29/1996	157,575	143,315	12,744	8.09	0.12	Pink	5

EXHIBIT V-1
Market Value Characteristics of Public-Traded Thrifts

As of September 3, 2010

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Alaska Pacific Bancshares, Inc.	AKPB	AK	6.15	NM	6.7	28.1	28.1	2.33	0.00	4.0	0.00	39.46	177,616	4.58	10.61	5.06	90.55	4.13	(1.54)	(14.19)
AK Average			6.15	NM	6.7	28.1	28.1	2.33	0.00	4.0	0.00	39.46	177,616	4.58	10.61	5.06	90.55	4.13	(1.54)	(14.19)
Cullman Bancorp, Inc. (MHC)	CULL	AL	9.60	NA	11.4	64.0	64.0	10.83	0.00	24.1	(4.76)	(7.25)	222,810	0.78	16.92	3.71	66.01	2.16	0.73	5.11
Southern Community Bancshares, Inc.	SCBS	AL	10.00	24.4	22.7	69.4	69.4	7.41	3.30	5.2	11.11	11.11	69,751	0.93	10.68	3.14	90.87	2.48	0.31	2.93
SouthFirst Bancshares, Inc.	SZBI	AL	3.05	NA	NA	25.5	25.5	1.66	3.28	2.1	0.00	(23.75)	131,735	4.16	8.46	3.05	116.42	3.37	(1.12)	(12.86)
Superior Bancorp	SUPR	AL	1.14	NM	NM	10.3	11.6	0.43	0.00	14.3	(40.93)	(65.35)	3,358,335	12.45	4.45	3.24	86.73	2.44	(2.16)	(32.63)
AL Average			5.95	24.4	17.1	42.3	42.6	5.08	1.65	11.4	(8.65)	(21.31)	945,658	4.58	10.13	3.29	90.01	2.61	(0.56)	(9.36)
First Federal Bancshares of Arkansas, Inc.	FFBH	AR	1.84	NM	5.1	31.6	31.6	1.35	0.00	8.9	(29.23)	(19.65)	678,099	12.36	6.55	3.29	73.92	1.91	(5.67)	(72.58)
AR Average			1.84	NM	5.1	31.6	31.6	1.35	0.00	8.9	(29.23)	(19.65)	678,099	12.36	6.55	3.29	73.92	1.91	(5.67)	(72.58)
BofI Holding, Inc.	BOFI	CA	12.21	5.5	7.4	99.7	99.7	8.78	0.00	124.4	(13.53)	22.10	1,421,081	NA	9.13	3.83	33.28	1.18	1.56	19.98
Broadway Financial Corporation	BYFC	CA	2.19	NM	1.7	22.1	22.1	0.71	0.00	3.8	9.50	(63.38)	551,569	11.30	6.02	3.97	55.20	2.06	(1.01)	(16.21)
First PacTrust Bancorp, Inc.	FPTB	CA	9.80	NM	NM	53.8	53.8	4.82	2.04	41.6	22.50	83.18	881,491	7.02	10.94	3.44	48.56	1.47	(0.08)	(0.71)
K-Fed Bancorp (MHC)	KFED	CA	7.76	29.9	12.9	108.9	113.7	11.90	5.67	103.1	(14.54)	(11.72)	866,802	4.13	10.93	3.14	53.98	1.39	0.38	3.58
Malaga Financial Corporation	MLGF	CA	16.00	9.4	9.1	139.5	139.5	11.37	2.50	93.0	0.00	24.51	818,000	0.22	8.15	3.43	38.10	1.19	1.23	15.22
Provident Financial Holdings, Inc.	PROV	CA	5.51	42.4	4.9	49.2	49.2	4.49	0.73	62.9	14.79	99.64	1,399,401	7.85	9.13	2.74	64.07	1.24	0.08	0.94
RMG Capital Corporation	RMGC	CA	3.70	1.5	NA	28.3	28.4	1.48	0.00	10.4	0.00	(7.50)	707,179	5.94	5.90	3.50	77.76	2.39	(0.73)	(12.09)
San Luis Trust Bank, FSB	SNLS	CA	0.42	NM	1.3	8.1	8.1	0.57	0.00	1.8	(30.00)	(60.00)	323,820	17.94	7.00	2.55	91.26	2.24	(1.63)	(22.49)
CA Average			7.20	17.7	6.2	63.7	64.3	5.52	1.37	55.1	(1.41)	10.85	871,168	7.77	8.40	3.33	57.78	1.65	(0.03)	(1.47)
United Western Bancorp, Inc.	UWBK	CO	0.40	NM	NM	10.0	10.0	0.53	0.00	11.7	(50.12)	(85.54)	2,221,183	NA	5.28	2.60	116.75	2.93	(3.49)	(58.22)
CO Average			0.40	NM	NM	10.0	10.0	0.53	0.00	11.7	(50.12)	(85.54)	2,221,183	NA	5.28	2.60	116.75	2.93	(3.49)	(58.22)
Naugatuck Valley Financial Corporation (MH	NVSL	CT	6.45	18.4	14.8	88.4	88.6	8.01	1.86	45.3	4.03	12.37	565,249	3.22	9.06	3.37	73.80	2.22	0.43	4.76
NewAlliance Bancshares, Inc.	NAL	CT	12.63	21.8	20.4	90.6	146.6	15.23	2.22	1,327.1	12.67	5.16	8,712,097	0.83	16.81	2.88	60.72	1.31	0.67	4.01
People's United Financial, Inc.	PBCT	CT	13.10	57.0	54.0	89.0	132.5	21.94	4.73	4,858.6	(2.96)	(21.56)	21,950,300	1.59	24.66	3.39	74.90	1.87	0.38	1.55
PSB Holdings, Inc. (MHC)	PSBH	CT	4.00	20.0	16.8	59.6	71.6	5.34	0.00	26.1	(17.10)	17.65	489,359	NA	8.96	2.74	75.09	1.76	0.26	2.94
Rockville Financial, Inc. (MHC)	RCKB	CT	11.80	18.7	15.5	137.0	138.0	13.89	2.03	230.7	(0.92)	12.38	1,602,014	1.08	10.14	3.30	63.20	1.86	0.74	7.33
SI Financial Group, Inc. (MHC)	SIFI	CT	6.03	33.5	32.3	87.5	92.3	7.98	1.99	71.0	-4.29	14.86	889,435	0.97	9.12	3.00	88.53	2.37	0.25	2.80
CT Average			9.00	28.2	25.6	92.0	111.6	12.07	2.14	1,093.1	(1.43)	6.81	5,701,409	1.54	13.13	3.11	72.71	1.90	0.46	3.90
Independence Federal Savings Bank	IFSB	DC	1.00	NM	NM	30.3	30.3	1.26	0.00	1.6	(24.53)	(33.11)	122,936	10.28	4.16	3.06	128.11	4.05	(3.13)	(69.78)
DC Average			1.00	NM	NM	30.3	30.3	1.26	0.00	1.6	(24.53)	(33.11)	122,936	10.28	4.16	3.06	128.11	4.05	(3.13)	(69.78)
WSFS Financial Corporation	WSFS	DE	36.86	NM	26.3	99.9	105.3	7.01	1.30	312.8	2.59	43.82	3,791,866	2.26	8.30	3.48	62.26	1.43	0.10	1.28
DE Average			36.86	NM	26.3	99.9	105.3	7.01	1.30	312.8	2.59	43.82	3,791,866	2.26	8.30	3.48	62.26	1.43	0.10	1.28
BankAtlantic Bancorp, Inc.	BBX	FL	0.92	NM	NM	64.4	80.2	1.07	0.00	53.7	(34.29)	(29.23)	4,655,600	12.68	1.66	3.19	93.96	2.66	(3.66)	(112.94)
BFC Financial Corporation	BFCF	FL	0.33	NM	0.8	11.6	20.6	0.41	0.00	28.1	(20.73)	(12.16)	6,150,265	9.20	5.34	NA	NA	NA	(1.80)	(31.04)
East Side Financial, Inc.	ESDF	FL	2.90	NM	NM	7.6	7.6	0.81	0.00	0.8	0.00	(42.00)	94,697	18.76	10.67	1.29	NM	4.50	(4.04)	(36.05)
First Community Bank Corporation of Americ	FCFL	FL	1.43	NM	NM	40.0	40.0	1.57	0.00	7.8	(22.88)	(40.36)	516,393	10.66	7.38	2.79	85.89	2.21	(2.89)	(35.98)
FL Average			1.39	NM	0.8	30.9	37.1	0.97	0.00	22.6	(19.48)	(30.94)	2,854,239	12.83	6.26	2.42	89.93	3.12	(3.10)	(54.00)
Appalachian Bancshares, Inc.	APAB	GA	0.01	NM	NM	0.1	0.1	0.00	0.00	0.1	(50.00)	(96.30)	1,185,234	12.37	3.31	2.56	97.15	2.14	(3.20)	(54.28)
Atlantic Coast Federal Corporation (MHC)	ACFC	GA	2.30	NM	NM	58.0	58.1	3.42	0.00	30.9	(23.08)	52.32	901,374	5.07	5.90	2.57	59.20	1.15	(3.07)	(44.91)
Charter Financial Corporation (MHC)	CHFN	GA	9.50	18.3	35.4	156.9	164.7	15.41	2.11	176.6	(5.94)	(5.00)	1,146,076	2.33	9.82	3.06	77.88	1.77	0.90	9.67
Heritage Financial Group (MHC)	HBOS	GA	8.55	NM	92.8	142.6	148.8	13.43	4.21	88.9	(20.98)	17.93	661,876	1.59	9.42	3.52	80.92	2.26	(0.24)	(2.05)
GA Average			5.09	18.3	64.1	89.4	92.9	8.07	1.58	74.1	(25.00)	(7.76)	973,640	5.34	7.11	2.93	78.79	1.83	(1.40)	(22.89)
Territorial Bancorp Inc.	TBNK	HI	16.71	NA	15.3	91.7	91.7	14.13	1.68	204.4	(11.82)	(7.42)	1,446,809	0.25	15.42	3.26	62.84	1.86	0.60	3.89
HI Average			16.71	NA	15.3	91.7	91.7	14.13	1.68	204.4	(11.82)	(7.42)	1,446,809	0.25	15.42	3.26	62.84	1.86	0.60	3.89
Meta Financial Group, Inc.	CASH	IA	32.75	10.8	7.7	144.6	150.6	10.50	1.59	101.1	9.17	56.70	961,301	0.86	7.26	3.48	77.20	0.42	0.95	17.01
North Central Bancshares, Inc.	FFFD	IA	13.20	11.9	NM	46.3	46.3	4.04	0.30	17.8	(18.77)	(17.35)	452,130	3.55	10.76	3.51	67.11	1.67	0.44	4.16
Webster City Federal Bancorp (MHC)	WCFB	IA	7.75	25.8	17.5	167.4	168.1	25.40	6.71	24.1	10.71	12.32	94,786	0.62	15.17	3.42	61.73	1.89	0.72	5.99
IA Average			17.90	16.2	12.6	119.5	121.7	13.31	2.87	47.7	0.37	17.22	502,739	1.68	11.06	3.47	68.68	1.33	0.70	9.05

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Home Federal Bancorp, Inc.	HOME	ID	12.57	32.2	NM	101.9	101.9	24.13	1.75	209.8	(0.48)	(5.56)	869,222	3.23	23.68	3.17	100.78	3.09	0.71	2.81
	ID Average		12.57	32.2	NM	101.9	101.9	24.13	1.75	209.8	(0.48)	(5.56)	869,222	3.23	23.68	3.17	100.78	3.09	0.71	2.81
AJS Bancorp, Inc. (MHC)	AJSB	IL	14.19	NM	19.3	112.4	112.4	11.42	3.10	28.7	29.00	(0.42)	251,441	3.53	10.15	2.83	90.96	2.43	(0.81)	(7.68)
Allied First Bancorp, Inc.	AFBA	IL	1.86	NM	NA	15.3	16.7	0.57	0.00	1.0	0.00	28.28	169,948	4.06	5.82	2.17	103.64	2.18	(0.80)	(12.44)
BankFinancial Corporation	BFIN	IL	9.02	NM	NM	73.2	81.4	12.13	3.10	190.0	8.54	(8.89)	1,565,639	4.20	16.57	3.67	78.58	2.55	0.01	0.07
Ben Franklin Financial, Inc. (MHC)	BFFI	IL	3.30	NM	41.3	46.0	46.0	5.63	0.00	6.4	10.00	26.92	114,238	7.88	12.24	2.92	90.58	2.57	(0.84)	(7.08)
First BancTrust Corporation	FIRT	IL	5.16	7.5	4.6	38.7	40.2	2.82	0.78	10.9	(12.54)	8.63	395,712	1.79	8.93	3.50	62.97	1.66	0.49	5.65
First Clover Leaf Financial Corp.	FCLF	IL	5.51	36.7	10.6	56.2	67.1	7.77	4.36	43.6	(15.36)	(25.03)	563,228	3.07	13.82	2.85	55.91	1.43	0.19	1.47
Great American Bancorp, Inc.	GTPS	IL	34.50	14.4	16.9	113.8	117.5	11.16	1.62	17.3	1.47	9.52	155,012	0.09	9.81	4.05	77.54	2.40	0.82	8.45
Harvard Illinois Bancorp, Inc.	HARI	IL	7.00	NA	NM	29.7	29.7	3.29	0.00	5.5	(11.39)	NA	166,907	1.94	11.06	2.93	82.63	2.21	(0.19)	(2.26)
Jacksonville Bancorp, Inc.	JXSB	IL	9.85	11.6	104.8	72.7	81.2	6.39	3.04	19.0	(6.04)	4.95	296,738	1.52	8.78	3.29	74.95	2.04	0.57	6.50
Midland Capital Holdings Corporation	MCPH	IL	19.00	50.0	47.5	62.4	62.4	5.99	3.79	7.1	(24.00)	(2.56)	118,235	2.34	9.60	3.37	95.45	3.07	0.12	1.27
Mutual Federal Bancorp, Inc. (MHC)	MFDB	IL	5.25	NM	NM	93.3	93.3	23.87	0.00	17.5	(11.02)	0.00	73,320	12.09	25.60	3.19	140.02	3.92	(1.74)	(6.01)
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	IL	8.50	NM	NM	80.8	80.8	8.95	2.35	18.0	6.25	(10.05)	201,440	4.69	11.08	3.29	53.04	1.56	0.10	0.89
Park Bancorp, Inc.	PFED	IL	4.27	NM	NM	23.4	23.4	2.38	0.00	5.1	(0.70)	31.38	214,117	NA	10.15	2.69	111.04	2.74	(2.23)	(20.46)
Royal Financial, Inc.	RYFL	IL	2.15	NM	NM	41.3	41.3	6.03	0.00	5.5	52.48	(14.00)	91,433	11.88	14.60	4.58	102.55	4.45	(3.08)	(16.08)
Sugar Creek Financial Corp. (MHC)	SUGR	IL	5.70	40.7	15.8	56.6	56.6	5.33	0.00	5.1	0.00	(19.72)	96,214	2.34	9.41	2.79	83.05	2.22	0.14	1.37
Washington Federal Bank for Savings	WFBS	IL	19.00	NA	NA	NA	NA	NA	0.00	2.6	0.00	0.00	88,998	0.00	9.28	4.46	63.10	2.59	0.81	8.62
	IL Average		9.64	26.8	32.6	61.1	63.3	7.58	1.38	24.0	1.67	1.93	285,164	4.09	11.68	3.29	85.38	2.50	(0.40)	(2.36)
AMB Financial Corp.	AMFC	IN	4.20	NM	26.3	36.6	36.6	2.25	0.00	4.1	0.00	40.00	187,061	4.52	8.01	2.78	90.79	2.15	(0.51)	(6.32)
Blue River Bancshares, Inc.	BRBI	IN	1.70	NM	NM	44.3	44.3	1.99	2.35	5.1	(5.56)	(19.05)	261,382	4.62	6.31	2.64	84.08	2.07	(0.96)	(15.46)
CFS Bancorp, Inc.	CITZ	IN	4.43	NM	12.3	42.6	42.6	4.39	0.90	48.1	(9.22)	37.15	1,095,280	7.11	10.30	3.82	75.88	2.44	(0.09)	(0.89)
DSA Financial Corporation	DSFN	IN	6.75	18.2	NM	63.7	63.7	8.56	6.22	10.6	(6.25)	(4.93)	123,979	4.03	13.44	3.54	65.37	1.96	0.47	4.05
FFW Corporation	FFWC	IN	14.00	10.4	10.8	73.1	77.5	4.79	6.29	15.8	24.56	33.33	334,033	5.00	8.62	3.10	67.11	1.73	0.59	6.91
Fidelity Federal Bancorp	FDLB	IN	6.60	NA	NA	33.2	34.5	2.18	0.00	5.6	0.76	(56.00)	261,837	3.79	8.95	3.38	84.55	1.88	0.14	1.73
First Bancorp of Indiana, Inc.	FBPI	IN	10.00	12.5	11.5	53.3	67.3	5.09	6.20	17.5	(2.44)	0.00	344,244	1.95	9.54	2.92	76.99	1.90	0.40	4.03
First Capital, Inc.	FCAP	IN	15.54	18.5	11.0	90.7	102.5	9.46	4.89	43.3	3.57	2.27	457,973	NA	10.45	3.66	70.06	2.13	0.52	5.06
First Savings Financial Group, Inc.	FSFG	IN	13.30	13.0	6.0	60.0	71.2	6.40	0.00	32.1	2.23	27.27	501,490	NA	10.68	4.43	67.76	2.41	0.51	4.40
Home Financial Bancorp	HWEN	IN	2.31	7.0	7.4	39.0	39.0	4.32	5.19	3.1	(17.79)	(16.00)	72,232	9.53	11.08	4.43	68.86	2.53	0.60	5.72
LaPorte Bancorp, Inc. (MHC)	LPSB	IN	7.15	11.5	13.3	65.5	80.3	7.48	0.00	32.8	-4.05	62.45	438,455	1.50	11.42	3.26	69.89	1.83	0.69	5.59
Logansport Financial Corp.	LOGN	IN	14.50	10.5	9.1	59.7	59.7	7.29	4.14	11.4	(1.69)	16.90	155,887	3.03	12.21	2.97	61.00	1.60	0.67	5.34
LSB Financial Corp.	LSBI	IN	9.77	18.1	8.4	44.0	44.0	4.01	0.00	15.2	(17.27)	(0.31)	378,580	4.18	9.11	3.30	69.20	1.87	0.23	2.44
Mid-Southern Savings Bank, FSB (MHC)	MSVB	IN	11.50	NA	NA	NA	NA	NA	4.57	16.9	0.00	4.55	193,822	0.37	10.08	2.46	68.48	1.56	0.43	4.22
MutualFirst Financial, Inc.	MFSF	IN	6.97	34.9	7.1	47.4	50.0	3.45	3.44	48.7	4.03	16.55	1,441,894	2.25	9.32	3.22	75.09	1.95	0.22	2.43
Northeast Indiana Bancorp, Inc.	NIDB	IN	10.75	7.3	6.5	56.3	57.1	5.16	6.33	13.3	2.87	4.88	258,194	2.42	9.18	3.47	58.80	1.52	0.72	7.86
NorthWest Indiana Bancorp	NWIN	IN	17.50	18.2	9.4	87.7	87.7	7.16	4.80	49.4	(2.72)	1.45	690,011	3.80	8.16	3.97	64.48	2.10	0.40	5.08
Peoples Bancorp	PBNI	IN	14.05	12.2	10.4	60.0	62.5	7.50	5.41	35.1	7.66	14.04	475,917	2.34	12.49	2.95	75.68	1.96	0.62	5.52
River Valley Bancorp	RIVR	IN	15.00	8.3	10.2	83.8	84.0	5.82	5.60	22.7	5.26	20.00	394,441	2.14	8.12	2.82	66.61	1.51	0.75	10.21
Third Century Bancorp	TDCB	IN	2.95	NA	NM	27.4	28.0	3.36	0.00	4.2	(26.25)	(24.36)	126,133	2.40	12.27	3.91	88.48	3.21	(1.56)	(12.19)
United Community Bancorp (MHC)	UCBA	IN	7.25	55.8	NM	NA	NA	NA	6.07	56.9	-0.38	17.89	492,104	NA	11.27	3.13	74.65	2.00	0.24	1.83
	IN Average		9.34	17.1	10.6	56.2	59.6	5.30	3.45	23.4	(2.03)	8.48	413,569	3.61	10.05	3.34	72.56	2.01	0.24	2.26
Capitol Federal Financial (MHC)	CFFN	KS	25.25	26.6	27.5	194.6	194.6	21.87	7.92	1,868.3	(23.85)	(19.74)	8,543,357	0.71	11.24	2.10	43.38	0.66	0.82	7.30
First Independence Corporation	FFSL	KS	8.00	NM	NM	40.4	40.4	3.67	0.00	6.7	0.00	(0.62)	182,226	8.51	9.08	3.52	63.98	1.82	(0.49)	(5.62)
	KS Average		16.63	26.6	27.5	117.5	117.5	12.77	3.96	937.5	(11.93)	(10.18)	4,362,792	4.61	10.16	2.81	53.68	1.24	0.17	0.84
CKF Bancorp, Inc.	CKFB	KY	8.00	66.7	40.0	70.7	76.8	7.46	0.25	9.8	0.00	35.59	131,665	4.87	10.54	3.36	69.24	2.14	0.11	1.10
HopFed Bancorp, Inc.	HFBC	KY	9.25	14.0	5.3	67.0	67.7	5.90	5.19	66.5	2.44	(0.91)	1,106,431	2.22	10.29	3.18	65.93	1.65	0.34	4.27
Kentucky First Federal Bancorp (MHC)	KFFB	KY	10.00	NM	58.4	135.5	181.9	32.94	4.00	78.4	10.86	-9.09	238,355	NA	24.30	2.94	69.04	1.81	-0.01	-0.04
	KY Average		9.08	40.3	34.6	91.1	108.8	15.43	3.15	51.6	4.43	8.53	492,150	3.55	15.04	3.16	68.07	1.87	0.15	1.78
FPB Financial Corp.	FPBF	LA	32.50	5.4	7.2	82.8	82.8	7.02	1.72	11.9	7.44	31.31	170,100	2.83	8.47	4.92	62.31	2.31	1.50	16.05
GS Financial Corp.	GSLA	LA	10.04	NM	NM	44.5	44.5	4.61	3.98	12.6	(11.85)	(33.02)	273,951	4.32	10.36	3.42	76.30	2.39	0.03	0.32
Hibernia Homestead Bancorp, Inc.	HIBE	LA	13.75	NM	NM	65.2	65.2	20.25	0.00	14.5	(11.29)	0.00	71,815	0.44	31.05	3.88	112.21	4.02	(0.26)	(0.72)
Home Bancorp, Inc.	HBCP	LA	13.20	28.1	NA	84.3	85.6	15.78	0.00	111.5	2.25	8.29	709,318	0.40	18.71	4.67	69.45	2.80	0.66	2.91
Home Federal Bancorp, Inc. of Louisiana (MI	HFBL	LA	9.70	46.2	28.1	97.3	97.3	17.54	2.47	32.4	21.25	7.78	185,145	0.19	18.02	3.48	81.06	2.67	0.40	2.09

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Louisiana Bancorp, Inc.	LABC	LA	14.75	26.3	27.0	92.3	92.3	18.93	0.00	61.7	4.83	1.69	327,743	0.84	20.51	3.24	65.18	2.03	0.74	3.23
Minden Bancorp, Inc. (MHC)	MDNB	LA	15.10	65.7	8.4	91.8	91.8	10.33	2.91	20.6	5.96	4.86	199,593	0.51	11.25	3.55	55.54	1.70	0.15	1.46
Teche Holding Company	TSH	LA	30.55	8.9	8.8	85.7	90.2	8.35	4.65	63.8	8.72	(3.66)	765,484	2.22	9.74	4.22	67.30	1.88	0.94	9.75
	LA Average		17.45	30.1	15.9	80.5	81.2	12.85	1.97	41.1	3.41	2.16	337,894	1.47	16.01	3.92	73.67	2.48	0.52	4.39
Berkshire Hills Bancorp, Inc.	BHLB	MA	18.01	NM	15.7	65.7	120.3	9.20	3.55	252.8	(7.55)	(12.91)	2,747,528	0.80	14.00	3.12	74.65	1.81	(0.58)	(3.89)
Brookline Bancorp, Inc.	BRKL	MA	10.09	24.0	22.6	121.0	133.4	22.42	3.37	595.7	13.63	1.82	2,659,418	0.49	18.59	3.57	47.72	1.63	0.96	5.13
Central Bancorp, Inc.	CEBK	MA	10.48	8.9	7.4	48.7	52.0	3.38	1.91	17.5	(1.13)	26.27	526,747	2.38	8.63	3.41	76.31	2.41	0.45	5.54
Chicopee Bancorp, Inc.	CBNK	MA	11.15	NM	139.4	74.7	74.7	12.68	0.00	70.3	(4.78)	(10.66)	556,973	0.94	16.98	3.29	95.61	2.90	(0.27)	(1.54)
Danvers Bancorp, Inc.	DNBK	MA	15.48	23.5	17.6	112.5	127.2	13.08	0.52	327.2	7.13	19.17	2,529,273	0.81	11.63	3.55	74.09	2.35	0.57	4.95
Georgetown Bancorp, Inc. (MHC)	GTWN	MA	5.25	14.6	10.1	75.4	75.4	6.55	0.00	13.9	5.00	10.53	211,545	0.21	8.68	3.70	77.65	2.60	0.47	5.29
Hampden Bancorp, Inc.	HBNK	MA	10.00	NM	27.8	75.1	75.1	12.19	1.20	70.4	5.26	(6.10)	584,039	1.96	16.23	3.32	81.88	2.46	(0.06)	(0.37)
Hingham Institution for Savings	HIFS	MA	38.25	8.8	8.4	117.8	117.8	8.36	2.41	81.3	3.57	24.63	971,779	1.57	7.10	3.26	44.49	1.31	0.99	13.93
Legacy Bancorp, Inc.	LEGC	MA	8.05	NM	NM	58.9	67.7	7.33	2.48	69.9	(8.73)	(18.36)	956,239	2.50	12.43	3.09	86.03	2.39	(0.86)	(6.53)
LSB Corporation	LSBX	MA	20.73	17.7	20.5	145.8	145.8	11.72	1.74	93.4	59.83	113.49	796,917	1.48	8.04	2.71	60.76	1.50	0.76	9.19
Mayflower Bancorp, Inc.	MFLR	MA	9.40	15.4	15.6	93.3	93.4	7.73	2.55	19.6	16.77	40.30	253,602	NA	8.28	3.66	79.33	2.49	0.51	6.23
Meridian Interstate Bancorp, Inc. (MHC)	EBSB	MA	10.96	23.8	15.1	119.5	126.3	14.27	0.00	246.7	0.55	25.98	1,728,228	2.40	11.95	3.73	62.60	1.98	0.69	4.96
Peoples Federal Bancshares, Inc.	PEOP	MA	10.55	NA	NA	NA	NA	NA	0.00	75.3	NA	NA	575,095	NA	9.27	NA	70.64	NA	NA	NA
United Financial Bancorp, Inc.	UBNK	MA	13.39	26.3	16.9	98.2	102.0	14.18	2.39	218.4	(1.90)	2.14	1,544,915	1.20	14.44	3.60	67.70	2.11	0.55	3.54
Westfield Financial, Inc.	WFD	MA	7.65	54.6	NM	93.4	93.4	18.12	3.14	225.4	(8.16)	(7.27)	1,234,948	0.63	19.40	2.86	65.86	1.67	0.35	1.66
	MA Average		13.30	21.8	26.4	92.9	100.3	11.52	1.68	158.5	5.68	14.93	1,191,816	1.34	12.38	3.35	71.02	2.12	0.32	3.44
American Bank Holdings, Inc.	ABKH	MD	9,600.00	NA	3.4	34.7	34.8	3.08	0.00	16.6	0.00	0.00	537,347	9.77	8.87	3.84	67.03	1.42	0.85	9.62
BCSB Bancorp, Inc.	BCSB	MD	9.52	NM	16.9	58.9	59.0	4.86	0.00	29.7	(3.81)	6.40	622,316	2.23	9.79	3.45	77.68	2.39	(0.21)	(2.07)
BV Financial, Inc. (MHC)	BVFL	MD	3.20	45.7	7.5	60.4	61.4	4.82	0.00	7.7	(7.25)	23.08	159,910	0.79	7.98	3.28	77.42	2.28	0.11	1.42
Fairmount Bancorp, Inc.	FMTB	MD	12.00	NA	7.9	50.0	50.0	7.41	0.00	5.3	9.09	NA	71,937	NA	14.81	NA	60.49	NA	NA	NA
OBA Financial Services, Inc.	OBAF	MD	11.10	NA	NA	64.3	NA	13.57	0.00	51.4	(0.27)	NA	378,609	1.03	21.11	NA	NA	NA	NA	NA
Prince George's Federal Savings Bank	PCGO	MD	16.00	NA	14.8	116.3	116.3	14.15	3.13	14.4	0.00	(15.79)	101,980	4.02	12.17	3.74	59.85	2.14	0.50	4.07
Severn Bancorp, Inc.	SVBI	MD	3.91	NM	48.9	49.8	50.0	4.03	0.00	39.4	(29.29)	55.16	1,002,284	12.02	10.54	3.33	59.53	1.71	(0.71)	(6.45)
SFSB, Inc. (MHC)	SFBI	MD	3.50	17.5	10.9	47.1	47.2	4.66	0.00	9.3	9.03	55.56	199,796	3.78	9.89	3.14	75.59	2.16	0.28	3.22
WSB Holdings, Inc.	WSB	MD	2.28	NM	NM	34.5	34.5	4.31	0.00	18.0	(31.94)	(1.72)	417,707	8.86	12.49	2.88	101.54	2.74	(1.43)	(11.82)
	MD Average		1,073.50	31.6	15.7	57.3	56.6	6.77	0.35	21.3	(6.05)	17.53	387,987	5.31	11.96	3.38	72.39	2.12	(0.09)	(0.29)
Auburn Bancorp, Inc. (MHC)	ABBB	ME	6.65	NA	20.8	55.9	55.9	4.22	0.00	3.4	(11.33)	(9.52)	79,222	1.26	7.56	3.23	81.29	2.47	0.11	1.39
	ME Average		6.65	NA	20.8	55.9	55.9	4.22	0.00	3.4	(11.33)	(9.52)	79,222	1.26	7.56	3.23	81.29	2.47	0.11	1.39
First Federal of Northern Michigan Bancorp, I	FFNM	MI	2.63	NM	NM	32.3	33.4	3.34	0.00	7.6	7.79	115.56	226,950	5.71	10.35	3.48	94.51	3.01	(2.73)	(25.84)
Flagstar Bancorp, Inc.	FBC	MI	2.58	NM	NM	48.9	48.9	2.95	0.00	395.7	(17.83)	(57.00)	13,693,830	12.23	7.86	1.45	109.93	1.57	(3.65)	(61.20)
Northwestern Bancorp	NWBM	MI	255.00	NA	NA	NA	NA	NA	0.00	50.2	(27.14)	(26.09)	952,455	3.24	7.91	3.48	78.04	2.11	0.32	3.87
Sturgis Bancorp, Inc.	STBI	MI	6.62	NM	NM	51.9	65.0	3.58	1.81	13.4	(11.73)	(12.32)	372,732	3.52	6.90	2.97	79.74	1.90	(0.04)	(0.55)
	MI Average		66.71	NM	NM	44.3	49.1	3.29	0.45	116.7	(12.23)	5.04	3,811,492	6.18	8.26	2.85	90.56	2.15	(1.53)	(20.93)
HMN Financial, Inc.	HMNF	MN	4.10	NM	NM	26.8	26.8	1.86	0.00	17.7	(10.48)	(2.38)	975,243	NA	9.21	3.27	65.23	1.82	(0.84)	(8.70)
Redwood Financial, Inc.	REDW	MN	10.25	NA	NA	27.4	36.8	2.55	1.66	4.5	(21.15)	2.50	179,161	1.75	10.74	4.37	66.19	2.28	0.82	7.79
Wells Financial Corp.	WEFP	MN	18.00	8.3	10.0	62.3	62.3	5.64	5.78	14.1	(10.00)	0.56	249,726	4.60	9.05	3.48	76.37	2.15	0.65	6.96
	MN Average		10.78	8.3	10.0	38.8	42.0	3.35	2.48	12.1	(13.88)	0.23	468,043	3.18	9.67	3.71	69.26	2.08	0.21	2.02
CCSB Financial Corp.	CCFC	MO	10.00	NM	NM	63.5	63.5	7.87	0.00	7.8	(2.91)	29.03	99,599	4.42	12.39	3.10	102.60	2.90	(0.04)	(0.38)
First Bancshares, Inc.	FBSI	MO	8.17	NM	NM	52.8	53.2	5.93	0.00	12.7	(9.07)	(1.33)	213,794	2.91	11.22	3.13	107.29	3.22	(0.40)	(3.72)
Lexington B&L Financial Corp.	LXMO	MO	12.26	8.9	11.0	46.1	48.7	4.79	1.63	6.7	(2.70)	(27.46)	139,547	1.91	10.41	3.27	67.60	1.89	0.54	5.41
Liberty Bancorp, Inc.	LBCP	MO	9.00	6.9	2.7	NA	NA	NA	1.11	32.4	(2.17)	19.84	486,079	4.85	9.28	4.14	53.29	1.32	1.20	11.21
NASB Financial, Inc.	NASB	MO	13.59	10.5	NM	64.7	65.7	7.55	0.00	106.9	(10.30)	(41.65)	1,415,928	4.72	11.68	3.74	56.01	0.88	0.67	6.14
Pulaski Financial Corp.	PULB	MO	6.44	NM	6.4	79.8	84.0	4.89	5.90	69.7	(0.16)	(3.88)	1,387,994	4.78	8.22	3.45	48.90	1.02	0.06	0.70
St. Joseph Bancorp, Inc.	SJBA	MO	10.00	NM	NM	49.1	49.1	14.97	0.00	3.8	0.00	0.00	25,180	0.00	30.52	2.84	142.19	3.95	(1.43)	(4.32)
	MO Average		9.92	8.7	6.7	59.3	60.7	7.67	1.23	34.3	(3.90)	(3.64)	538,303	3.37	13.39	3.38	82.55	2.17	0.09	2.15
Eagle Bancorp Montana, Inc.	EBMT	MT	9.25	17.1	16.6	72.0	72.0	11.59	3.03	37.8	(5.13)	7.66	325,739	NA	16.10	3.52	67.91	1.85	0.79	7.33
	MT Average		9.25	17.1	16.6	72.0	72.0	11.59	3.03	37.8	(5.13)	7.66	325,739	NA	16.10	3.52	67.91	1.85	0.79	7.33

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Citizens South Banking Corporation	CSBC	NC	5.00	NM	NM	72.2	74.2	5.19	3.20	54.3	(18.70)	9.17	1,077,431	NA	8.95	3.21	67.37	1.64	(2.22)	(21.08)
First Capital Bancshares, Inc.	FCPB	NC	4.50	5.2	NA	37.1	37.1	4.04	0.00	2.5	(5.26)	0.00	62,766	3.01	10.89	4.90	64.41	2.73	0.75	7.40
KS Bancorp, Inc.	KSBI	NC	7.50	NM	8.4	50.7	50.7	2.89	0.00	9.8	(16.67)	56.25	343,601	4.80	6.81	3.66	75.66	2.42	0.03	0.41
LifeStore Financial Group (MHC)	LSFG	NC	5.00	NM	NM	38.3	38.3	1.82	0.00	5.5	0.00	(52.38)	299,982	8.05	4.75	3.12	89.17	2.45	(0.43)	(7.21)
Little Bank, Inc.	LTLB	NC	10.50	23.3	17.5	102.8	102.8	8.98	1.43	25.6	3.96	(12.50)	293,075	1.41	11.10	3.39	61.55	1.82	0.53	5.03
South Street Financial Corp.	SSFC	NC	3.75	8.5	NA	43.7	43.7	3.03	3.20	9.5	(6.25)	59.57	312,284	1.64	6.95	2.74	78.37	1.84	0.46	6.53
Wake Forest Bancshares, Inc. (MHC)	WAKE	NC	6.50	NM	23.2	36.4	36.4	6.77	3.08	7.5	(7.28)	(23.53)	110,943	8.41	18.62	2.25	70.30	1.41	0.08	0.46
	NC Average		6.11	12.3	16.4	54.4	54.7	4.67	1.56	16.4	(7.17)	5.23	357,155	4.55	9.72	3.32	72.40	2.04	(0.11)	(1.21)
Equitable Financial Corp. (MHC)	EQFC	NE	2.75	NM	NM	49.5	49.5	4.60	0.00	8.8	10.00	(21.20)	190,119	6.95	9.30	3.27	85.94	2.54	0.01	0.12
	NE Average		2.75	NM	NM	49.5	49.5	4.60	0.00	8.8	10.00	(21.20)	190,119	6.95	9.30	3.27	85.94	2.54	0.01	0.12
Guaranty Bancorp, Inc.	GUAA	NH	34.00	18.1	NA	127.5	127.5	9.22	0.00	33.0	0.00	0.00	365,713	2.62	9.07	3.53	80.53	2.55	0.51	5.65
Monadnock Bancorp, Inc.	MNKB	NH	3.05	NA	NA	42.0	42.1	3.26	0.00	3.6	(5.86)	(3.17)	110,611	5.08	9.32	2.32	116.97	2.61	(0.57)	(6.06)
New Hampshire Thrift Bancshares, Inc.	NHTB	NH	10.19	8.7	8.4	71.3	110.0	5.98	5.10	58.8	(2.95)	5.16	993,206	0.90	9.31	3.35	64.97	1.72	0.78	8.23
	NH Average		15.75	13.4	8.4	80.2	93.2	6.15	1.70	31.8	(2.94)	0.66	489,843	2.87	9.23	3.07	87.49	2.29	0.24	2.61
Cape Bancorp, Inc.	CBNJ	NJ	7.55	NM	20.3	76.8	93.3	9.37	0.00	100.5	5.59	12.35	1,072,297	3.42	12.20	3.65	67.83	2.13	(1.54)	(12.49)
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NJ	8.30	28.6	25.9	123.6	123.6	19.48	2.89	216.9	(4.05)	(11.42)	1,113,610	0.36	15.76	2.42	51.95	1.13	0.73	4.35
Colonial Financial Services, Inc.	COBK	NJ	9.79	13.1	8.2	84.3	84.3	7.05	0.00	40.9	(4.65)	26.74	579,203	1.47	8.37	2.91	64.70	1.73	0.53	6.56
Delanco Bancorp, Inc. (MHC)	DLNO	NJ	2.75	17.2	8.6	37.9	NA	3.26	0.00	4.5	37.50	57.14	138,048	6.63	8.60	3.42	75.72	2.39	0.19	2.33
Hudson City Bancorp, Inc.	HCBK	NJ	12.25	10.8	12.3	116.4	119.8	10.59	4.90	6,451.0	0.00	(10.78)	60,933,134	1.27	9.10	2.23	19.36	0.41	0.94	10.49
Investors Bancorp, Inc. (MHC)	ISBC	NJ	11.08	23.6	19.7	143.1	147.3	14.36	0.00	1,273.0	(15.55)	1.28	8,866,139	1.56	10.03	2.88	46.40	1.18	0.61	6.03
Kearny Financial Corp. (MHC)	KRNY	NJ	8.89	NM	88.7	125.0	NA	25.97	2.25	607.6	(2.95)	(11.72)	2,339,813	NA	20.77	2.83	76.20	1.93	0.31	1.42
Lincoln Park Bancorp (MHC)	LPBC	NJ	4.80	13.0	17.1	61.8	62.1	5.49	0.00	8.7	(29.93)	35.21	157,800	2.28	8.87	2.95	67.30	1.85	0.44	5.26
Magyar Bancorp, Inc. (MHC)	MGYR	NJ	3.65	5.4	1.5	48.0	48.0	3.88	0.00	21.1	(2.40)	(8.75)	543,454	8.44	8.09	3.09	91.57	2.58	0.71	9.61
MSB Financial Corp. (MHC)	MSBF	NJ	7.94	49.6	49.6	NA	NA	NA	1.51	41.2	0.76	0.00	358,743	NA	11.14	3.19	74.51	2.16	0.22	2.00
Northfield Bancorp, Inc. (MHC)	NFBK	NJ	11.07	30.8	32.4	120.6	125.7	21.83	1.81	482.0	(14.71)	(18.12)	2,208,165	2.88	18.10	3.15	53.27	1.49	0.73	3.75
Ocean Shore Holding Co.	OSHC	NJ	10.75	14.3	14.9	78.7	78.7	9.83	2.23	78.6	2.38	20.11	798,790	0.41	12.49	3.44	63.04	1.78	0.68	5.97
OceanFirst Financial Corp.	OCFC	NJ	11.68	12.0	10.8	112.8	112.8	9.90	4.11	219.9	(3.23)	3.45	2,219,682	2.00	8.78	3.74	57.81	1.74	0.86	9.54
Oritani Financial Corp.	ORIT	NJ	9.93	66.2	NM	86.7	86.7	22.53	3.02	558.1	(0.70)	8.49	2,477,420	NA	25.97	3.25	63.32	1.88	0.41	3.26
Provident Financial Services, Inc.	PFS	NJ	12.09	17.3	12.4	79.5	130.1	10.62	3.64	724.5	3.42	13.52	6,823,487	1.44	13.35	3.22	60.17	1.56	0.58	4.45
Roebling Financial Corp, Inc.	RBLG	NJ	4.05	NM	33.8	42.3	42.3	4.09	0.00	6.8	(1.22)	1.25	167,178	NA	9.67	3.31	83.87	2.64	(0.59)	(6.24)
Roma Financial Corporation (MHC)	ROMA	NJ	10.44	NM	45.2	148.5	148.8	22.08	3.07	320.9	(3.87)	(15.53)	1,456,871	NA	14.98	3.11	69.21	1.90	0.32	1.98
Wawel Savings Bank (MHC)	WAWL	NJ	4.75	27.9	NM	58.2	58.2	10.62	0.00	10.2	(20.17)	(26.92)	95,883	4.15	18.26	4.84	72.39	3.11	0.37	2.03
	NJ Average		8.43	23.5	25.1	90.8	97.4	12.41	1.64	620.3	(2.99)	4.24	5,130,540	2.79	13.03	3.20	64.37	1.87	0.36	3.35
Alamogordo Financial Corp. (MHC)	ALMG	NM	18.00	33.3	NA	NA	NA	NA	7.78	23.8	(10.00)	0.00	181,236	3.68	15.94	3.68	76.89	2.47	0.41	2.49
	NM Average		18.00	33.3	NA	NA	NA	NA	7.78	23.8	(10.00)	0.00	181,236	3.68	15.94	3.68	76.89	2.47	0.41	2.49
Astoria Financial Corporation	AF	NY	12.57	25.7	18.5	100.3	118.1	6.26	4.14	1,230.3	(8.65)	1.13	19,669,998	2.63	6.24	2.22	52.06	0.92	0.22	3.70
Beacon Federal Bancorp, Inc.	BFED	NY	10.55	12.7	10.4	64.7	64.7	6.42	1.90	68.4	17.22	12.23	1,071,773	1.46	9.92	2.91	55.28	1.34	0.48	5.08
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NY	3.00	NM	NM	52.8	52.8	7.37	1.33	38.7	(31.97)	(70.12)	524,358	16.98	13.95	4.65	53.38	2.24	(2.63)	(17.01)
Carver Bancorp, Inc.	CARV	NY	3.11	NM	NA	19.1	19.2	0.98	3.22	7.7	(61.17)	(65.64)	803,919	10.74	7.39	3.97	86.63	3.07	(0.38)	(4.60)
CMS Bancorp, Inc.	CMSB	NY	10.65	NM	NM	93.5	93.5	8.18	0.00	19.8	5.45	56.46	242,566	NA	8.75	3.21	103.76	3.27	(0.11)	(1.19)
Dime Community Bancshares, Inc.	DCOM	NY	12.52	11.7	10.3	137.4	167.0	10.43	4.47	432.5	1.54	6.73	4,148,295	0.50	7.59	3.35	43.77	1.27	0.90	12.05
Elmira Savings Bank, FSB	ESBK	NY	15.75	9.6	9.4	81.8	124.7	6.42	5.08	30.9	(7.35)	(5.97)	499,244	0.94	11.26	3.62	62.32	1.61	0.95	8.67
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	NY	5.20	NM	26.0	91.0	91.0	9.27	0.00	14.2	(0.95)	30.00	153,504	5.02	10.19	3.83	80.22	2.87	0.10	0.98
Flushing Financial Corporation	FFIC	NY	11.06	11.2	10.1	91.0	95.5	8.12	4.70	345.5	(9.57)	(1.78)	4,252,187	2.79	8.93	3.22	47.57	1.30	0.72	8.30
FSB Community Bankshares, Inc. (MHC)	FSBC	NY	7.50	NM	93.8	64.4	64.4	6.08	0.00	13.4	(6.25)	(24.62)	220,022	0.01	9.45	2.23	99.55	2.15	0.03	0.28
Gouverneur Bancorp, Inc. (MHC)	GOVB	NY	7.39	11.4	10.3	73.3	73.3	11.30	4.60	16.6	(7.62)	12.82	146,990	2.22	15.42	4.25	63.82	2.24	1.04	6.86
Greene County Bancorp, Inc. (MHC)	GCBC	NY	17.25	14.6	NA	159.7	159.7	14.34	4.06	71.1	7.81	12.16	495,323	NA	8.98	3.91	60.95	1.90	1.03	11.50
Hometown Bancorp, Inc. (MHC)	HTWC	NY	5.14	20.6	128.5	61.3	61.3	7.62	1.56	12.0	(3.02)	(4.81)	156,919	5.43	12.43	4.69	77.18	3.05	0.37	2.95
Lake Shore Bancorp, Inc. (MHC)	LSBK	NY	7.95	16.9	18.1	83.8	83.8	10.49	3.02	48.2	0.63	1.15	460,441	NA	12.52	3.23	73.34	2.06	0.65	4.97
New York Community Bancorp, Inc.	NYB	NY	16.59	12.9	13.5	132.7	247.7	17.20	6.03	7,225.7	8.64	14.33	42,010,747	1.95	12.96	3.33	35.48	0.66	1.34	10.54
Northeast Community Bancorp, Inc. (MHC)	NECB	NY	6.17	NM	142.9	75.7	77.0	15.78	1.94	81.6	7.68	(6.09)	516,975	7.96	20.86	2.97	82.60	2.28	(0.45)	(2.15)
Oneida Financial Corp.	ONFC	NY	7.90	16.5	25.0	97.3	169.1	9.27	6.65	56.6	(10.90)	(19.36)	613,310	0.53	9.91	3.64	80.17	1.72	0.59	5.95
Pathfinder Bancorp, Inc. (MHC)	PBHC	NY	6.74	9.1	10.2	67.6	80.0	4.29	1.78	16.8	12.33	20.36	396,332	1.43	7.81	3.72	72.49	2.28	0.58	7.73
Patriot Federal Bank	PFDB	NY	10.50	10.5	21.1	125.4	128.8	12.65	0.00	10.1	0.00	(12.50)	79,483	0.31	10.09	4.19	64.97	2.55	1.45	14.83

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Provident New York Bancorp	PBNY	NY	8.27	15.9	18.5	74.5	120.9	10.78	2.90	319.4	(6.55)	(2.01)	2,963,706	0.87	14.48	3.73	68.05	2.05	0.70	4.76
Rome Bancorp, Inc.	ROME	NY	8.90	15.9	22.8	98.4	98.4	18.30	4.04	60.3	(4.91)	11.81	329,637	0.69	18.59	4.42	66.63	2.47	1.08	5.98
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	NY	5.90	15.1	11.3	81.6	83.3	5.83	0.00	13.8	8.26	81.54	236,327	0.81	7.14	3.17	80.53	2.19	0.41	5.48
TrustCo Bank Corp NY	TRST	NY	5.23	13.4	16.9	157.6	157.9	10.50	5.05	402.7	(6.61)	(16.98)	3,828,904	1.44	6.66	3.52	51.10	1.53	0.83	12.35
NY Average			8.95	14.3	32.5	90.6	105.7	9.47	2.89	458.1	(4.17)	1.34	3,644,390	3.24	10.94	3.56	67.91	2.04	0.43	4.70
ASB Financial Corp.	ASBN	OH	12.50	10.5	11.8	99.0	99.5	8.73	5.76	19.9	(3.85)	0.00	228,343	1.62	8.82	3.99	63.55	2.23	0.86	9.95
Central Federal Corporation	CFBK	OH	0.95	NM	NM	38.5	39.1	1.45	0.00	3.9	(38.31)	(36.67)	275,101	5.05	6.23	3.19	81.43	2.43	(5.10)	(58.76)
Cheviot Financial Corp. (MHC)	CHEV	OH	8.48	44.6	35.3	107.2	107.2	21.41	5.19	75.1	-0.35	14.75	351,046	1.86	19.98	3.16	70.34	2.07	0.48	2.41
Community Investors Bancorp, Inc.	CIBN	OH	4.20	5.7	NM	36.2	36.2	3.05	0.00	3.7	(6.67)	5.00	124,337	4.71	10.38	3.88	75.61	2.70	0.63	6.39
FFD Financial Corporation	FFDF	OH	14.00	14.7	10.0	77.4	77.4	6.85	4.86	14.2	(3.45)	3.09	206,465	NA	8.86	3.52	73.18	2.35	0.49	5.32
First Defiance Financial Corp.	FDEF	OH	10.00	33.3	11.1	40.2	59.0	4.05	0.00	81.2	11.86	(11.43)	2,038,656	2.62	11.70	3.86	56.21	1.39	0.22	1.89
First Franklin Corporation	FFHS	OH	6.25	NM	NM	48.3	48.3	3.75	0.00	10.5	(30.28)	(21.78)	281,002	NA	7.77	2.25	106.42	2.37	(0.82)	(10.82)
First Niles Financial, Inc.	FNFI	OH	7.00	NM	NA	65.5	65.5	7.59	4.57	8.2	(20.00)	(15.15)	108,275	3.49	11.58	2.36	100.17	2.24	(0.43)	(3.39)
First Place Financial Corp.	FPFC	OH	3.65	NM	NM	33.8	35.4	2.01	0.00	62.0	21.67	31.77	3,153,585	NA	8.04	3.61	61.58	1.51	(0.94)	(11.10)
Greenville Federal Financial Corporation (M	GVFF	OH	6.00	60.0	NM	111.6	111.6	10.21	4.67	12.6	20.00	20.00	123,167	1.17	9.15	3.71	83.98	2.75	0.18	1.31
Home City Financial Corporation	HCFL	OH	7.12	22.3	11.4	48.1	48.5	3.97	3.37	5.7	9.54	13.92	144,390	3.59	8.25	3.11	69.80	1.86	0.18	2.21
Home Loan Financial Corporation	HLFN	OH	14.85	13.8	14.3	112.2	112.2	12.84	5.39	21.0	4.21	11.24	163,491	1.82	11.45	4.06	55.26	1.88	0.96	8.69
Home Savings Bank	HSVG	OH	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	135,093	1.89	7.52	3.90	79.44	2.78	0.46	5.94
Peoples-Sidney Financial Corporation	PPSF	OH	6.60	12.5	15.0	53.9	53.9	5.84	6.67	8.2	(2.22)	(28.65)	140,900	4.36	10.84	3.51	68.11	2.29	0.48	4.46
Perpetual Federal Savings Bank	PFOH	OH	11.50	11.1	11.1	51.1	51.1	7.90	5.22	28.4	(8.00)	12.75	359,643	NA	15.46	2.88	34.88	1.00	0.72	4.63
PVF Capital Corp.	PVFC	OH	1.79	16.3	NM	55.1	55.1	5.34	0.00	45.9	(4.79)	(7.73)	859,585	NA	9.68	2.43	48.86	NM	0.16	2.21
TFS Financial Corporation (MHC)	TFSL	OH	9.37	NM	79.1	164.0	164.9	26.41	0.00	2,888.9	(24.50)	(22.82)	10,940,202	3.48	16.10	2.18	50.45	0.76	0.09	0.52
United Community Financial Corp.	UCFC	OH	1.40	NM	NM	20.3	20.4	1.87	0.00	43.3	(16.67)	(3.45)	2,314,109	9.19	9.19	3.25	77.50	2.34	(1.14)	(11.78)
Versailles Financial Corporation	VERF	OH	10.00	NA	22.7	36.8	NA	8.85	0.00	3.9	0.00	NA	44,298	NA	24.06	NA	74.31	NA	NA	1.47
Wayne Savings Bancshares, Inc.	WAYN	OH	8.10	10.0	NA	64.1	67.8	5.97	2.96	24.3	7.28	39.41	407,460	NA	9.32	3.46	68.34	2.10	0.58	6.38
OH Average			7.57	21.2	22.2	66.5	69.6	7.79	2.56	176.9	(4.45)	0.24	1,119,957	3.45	11.22	3.28	69.97	2.06	(0.10)	(1.60)
Osage Bancshares, Inc.	OSBK	OK	6.75	14.7	10.4	74.1	77.9	10.59	5.04	16.9	(6.90)	(32.43)	159,752	0.29	14.30	3.21	66.60	1.82	0.71	4.57
OK Average			6.75	14.7	10.4	74.1	77.9	10.59	5.04	16.9	(6.90)	(32.43)	159,752	0.29	14.30	3.21	66.60	1.82	0.71	4.57
Abington Bancorp, Inc.	ABBC	PA	10.43	NM	26.1	99.9	99.9	16.74	1.92	210.5	19.61	51.38	1,268,213	2.77	16.76	2.85	79.65	2.10	(0.43)	(2.47)
Alliance Bancorp, Inc. of Pennsylvania (MHC	ALLB	PA	7.50	50.0	187.5	103.4	103.4	11.20	1.60	50.2	(9.64)	(10.71)	448,446	3.19	10.83	2.82	82.34	2.16	0.22	2.05
Beneficial Mutual Bancorp, Inc. (MHC)	BNCL	PA	8.77	27.4	28.4	108.7	135.2	14.69	0.00	714.0	(11.23)	(10.87)	4,876,298	2.08	13.52	3.39	71.70	2.08	0.55	3.93
ESB Financial Corporation	ESBF	PA	12.98	11.8	10.3	90.1	119.5	8.02	3.08	156.2	(0.54)	(1.82)	1,947,688	0.30	8.89	2.27	58.93	1.19	0.66	7.74
ESSA Bancorp, Inc.	ESSA	PA	11.34	29.8	38.7	86.8	86.8	14.37	1.76	153.4	(7.88)	(3.08)	1,067,153	1.34	16.55	2.85	72.37	1.83	0.47	2.67
Eureka Financial Corporation (MHC)	EKFC	PA	14.25	19.8	17.0	128.1	128.1	14.45	4.21	18.0	9.62	19.75	124,371	0.09	11.28	3.66	64.40	2.22	0.78	6.82
FedFirst Financial Corporation (MHC)	FFCO	PA	4.79	34.2	23.5	68.8	71.1	8.50	0.00	30.2	(13.16)	40.74	356,197	0.69	12.36	3.01	78.89	2.02	0.26	2.12
Fidelity Bancorp, Inc.	FSBI	PA	5.41	NM	9.5	39.7	42.5	2.35	1.48	16.5	(9.83)	7.98	708,106	2.18	6.82	2.12	78.69	1.49	(0.39)	(5.97)
First Star Bancorp, Inc.	FSSB	PA	6.40	NA	NA	28.1	28.1	1.46	1.56	7.6	(1.54)	(22.14)	517,815	1.38	5.29	1.12	110.56	1.20	(0.43)	(9.42)
Fox Chase Bancorp, Inc.	FXCB	PA	9.65	NM	60.3	68.0	68.0	11.29	0.00	140.4	0.84	8.38	1,242,967	NA	16.60	2.24	74.36	1.59	(0.07)	(0.61)
Harleysville Savings Financial Corporation	HARL	PA	15.10	11.1	10.5	105.7	105.7	6.40	5.03	55.5	(1.24)	8.98	867,109	NA	6.05	2.16	61.57	1.20	0.59	9.76
Malvern Federal Bancorp, Inc. (MHC)	MLVF	PA	7.05	NM	35.3	62.9	62.9	6.19	1.70	43.0	(16.67)	(26.49)	695,333	6.03	9.84	2.85	69.21	1.78	(0.14)	(1.37)
North Penn Bancorp, Inc.	NPBP	PA	10.00	11.6	9.3	66.2	66.2	7.94	1.60	12.9	(0.99)	8.11	161,916	0.83	11.98	3.39	73.34	2.27	0.74	5.91
Northwest Bancshares, Inc.	NWBI	PA	11.24	28.8	18.1	95.0	109.8	15.30	3.56	1,245.1	(2.01)	(0.27)	8,136,133	1.87	16.11	3.44	61.32	1.65	0.55	4.11
Parkvale Financial Corporation	PVSA	PA	6.45	NM	NA	40.9	60.8	1.97	3.10	35.7	(23.03)	(7.19)	1,842,380	NA	6.46	2.10	273.06	2.95	(0.87)	(11.23)
Polonia Bancorp (MHC)	PBCP	PA	6.00	23.1	50.0	78.2	78.2	8.81	0.00	19.0	10.50	(14.29)	215,215	1.00	11.27	2.94	100.76	2.82	0.37	3.36
Prudential Bancorp, Inc. of Pennsylvania (MH	PBIP	PA	7.10	21.5	13.1	126.2	126.2	13.23	2.82	71.2	17.36	-25.42	538,260	NA	10.49	3.21	59.18	1.74	0.63	5.83
Quaint Oak Bancorp, Inc.	QNTO	PA	9.00	17.3	17.3	63.7	63.7	10.49	1.33	10.3	(1.10)	5.88	100,281	3.83	16.46	3.48	66.64	2.10	0.61	3.40
SE Financial Corp.	SEFL	PA	5.21	10.4	NA	44.6	44.6	3.54	2.30	11.4	(13.17)	(21.06)	320,577	NA	7.94	3.10	68.31	1.80	0.31	3.88
TF Financial Corporation	THRD	PA	20.00	12.8	13.2	73.3	78.1	7.45	4.00	53.7	(8.26)	5.43	720,768	NA	10.17	3.51	67.80	2.12	0.55	5.54
United-American Savings Bank	UASB	PA	10.50	NA	NA	NA	NA	NA	0.00	3.1	NA	NA	60,160	NA	5.53	NA	NA	NA	NA	NA
William Penn Bancorp, Inc. (MHC)	WMPN	PA	13.50	16.5	13.5	98.4	98.4	15.27	0.00	49.2	0.00	0.00	321,811	0.69	15.52	2.96	44.16	1.23	0.94	6.13
WVS Financial Corp.	WVFC	PA	10.98	61.0	NA	81.3	81.3	6.37	5.83	22.6	(0.18)	(22.95)	354,668	0.47	7.84	0.95	91.24	0.85	0.10	1.24
PA Average			9.72	24.2	32.3	79.9	84.5	9.37	2.04	136.1	(2.84)	(0.44)	1,169,212	1.80	11.07	2.75	82.20	1.84	0.27	1.97
Newport Bancorp, Inc.	NFSB	RI	11.75	34.6	21.3	84.8	84.8	9.49	0.00	42.8	(3.53)	(4.08)	450,400	0.30	11.20	3.41	80.34	2.46	0.27	2.37
RI Average			11.75	34.6	21.3	84.8	84.8	9.49	0.00	42.8	(3.53)	(4.08)	450,400	0.30	11.20	3.41	80.34	2.46	0.27	2.37

Exhibit V-1
Selected Financial and Pricing Characteristics - Thrifts

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
First Federal of South Carolina, FSB (MHC)	FSGB	SC	1.78	NM	NM	19.4	19.6	1.52	0.00	1.8	(64.40)	(74.57)	118,854	11.13	7.82	3.12	95.07	2.69	(0.59)	(7.35)
First Financial Holdings, Inc.	FFCH	SC	9.30	NM	NM	59.4	69.7	4.72	2.15	153.7	(18.78)	(28.46)	3,324,344	NA	9.74	3.95	62.68	1.64	(1.07)	(10.98)
Security Federal Corporation	SFDL	SC	10.31	32.2	35.1	49.1	50.4	2.69	3.10	25.4	14.56	3.10	961,675	4.39	7.22	3.08	68.37	1.82	0.18	2.60
	SC Average		7.13	32.2	35.1	42.6	46.6	2.98	1.75	60.3	(22.87)	(33.31)	1,468,291	7.76	8.26	3.38	75.37	2.05	(0.49)	(5.24)
HF Financial Corp.	HFFC	SD	9.63	9.6	12.4	70.8	74.2	5.34	4.67	66.9	(1.23)	(0.93)	1,253,015	0.88	7.54	3.29	72.61	1.96	0.48	6.82
	SD Average		9.63	9.6	12.4	70.8	74.2	5.34	4.67	66.9	(1.23)	(0.93)	1,253,015	0.88	7.54	3.29	72.61	1.96	0.48	6.82
Athens Bancshares Corporation	AFCB	TN	10.85	NA	29.4	60.0	60.6	10.69	1.84	30.1	(1.36)	NA	281,964	2.02	17.81	3.85	86.82	2.87	0.06	0.45
First Advantage Bancorp	FABK	TN	10.60	66.3	38.3	65.2	65.2	12.86	1.89	44.2	1.63	(0.09)	345,089	1.08	19.72	3.62	77.12	2.44	0.20	1.01
Jefferson Bancshares, Inc.	JFBI	TN	3.50	NM	NA	41.2	NA	3.70	0.00	23.3	(12.06)	(26.16)	630,656	NA	8.96	3.30	79.50	2.10	(3.64)	(31.06)
SFB Bancorp, Inc.	SFBK	TN	18.10	16.8	10.3	68.5	68.5	14.31	1.66	8.3	0.00	29.29	57,946	1.72	20.89	4.48	58.80	2.31	0.83	4.18
United Tennessee Bankshares, Inc.	UNTN	TN	11.35	7.2	6.7	64.1	65.3	5.64	4.23	9.4	(14.34)	(12.69)	166,217	2.69	8.79	3.99	59.34	2.06	0.85	9.15
	TN Average		10.88	30.1	21.2	59.8	64.9	9.44	1.92	23.1	(5.23)	(2.41)	296,374	1.88	15.23	3.85	72.32	2.36	(0.34)	(3.25)
BancAffiliated, Inc.	BAFI	TX	30.00	NA	NA	NA	NA	NA	0.00	12.0	0.00	0.00	187,209	1.50	5.87	4.68	86.01	4.78	0.27	3.89
East Texas Financial Services, Inc.	ETFS	TX	12.00	24.0	123.6	72.6	81.0	6.64	1.67	15.7	(28.14)	(14.29)	236,400	3.54	9.14	3.01	73.56	1.91	0.27	3.00
OmniAmerican Bancorp, Inc.	OABC	TX	11.26	NA	46.9	66.7	66.7	11.86	0.00	134.0	(0.27)	NA	1,130,101	2.46	17.78	3.68	88.04	2.89	0.12	0.98
ViewPoint Financial Group, Inc.	VPFG	TX	8.98	27.2	24.9	147.1	147.8	11.33	1.78	313.1	(9.23)	(12.76)	2,764,461	0.85	7.70	2.69	75.09	1.56	0.46	5.39
	TX Average		15.56	25.6	65.1	95.5	98.5	9.94	0.86	118.7	(9.41)	(9.02)	1,079,543	2.09	10.12	3.52	80.68	2.79	0.28	3.32
Community Financial Corporation	CFFC	VA	4.13	5.8	5.7	47.9	47.9	3.34	0.00	18.0	(5.28)	(4.84)	552,306	5.79	9.02	4.11	59.12	2.03	0.71	7.97
	VA Average		4.13	5.8	5.7	47.9	47.9	3.34	0.00	18.0	(5.28)	(4.84)	552,306	5.79	9.02	4.11	59.12	2.03	0.71	7.97
First Financial Northwest, Inc.	FFNW	WA	4.09	NM	NM	41.1	41.1	5.88	0.00	76.9	3.20	(37.61)	1,306,639	14.06	14.30	2.55	61.36	1.49	(4.30)	(24.86)
Riverview Bancorp, Inc.	RVSB	WA	1.84	NM	2.9	23.5	33.6	2.33	0.00	41.4	(24.28)	(17.86)	863,424	5.66	9.98	4.52	65.01	2.34	(0.47)	(4.48)
Sound Financial, Inc. (MHC)	SNFL	WA	5.00	NM	10.9	58.4	58.4	4.33	0.00	14.8	0.00	13.64	340,926	3.39	7.42	4.39	73.91	2.75	(0.01)	(0.20)
Timberland Bancorp, Inc.	TSBK	WA	4.06	NM	10.2	40.9	44.9	3.99	0.00	28.6	23.03	(8.56)	732,418	6.33	11.70	3.91	69.14	2.11	(0.34)	(2.77)
Washington Federal, Inc.	WFSL	WA	15.01	14.7	34.1	92.0	NA	12.31	1.33	1,688.2	(7.23)	(22.39)	13,709,895	5.09	13.39	3.19	30.62	0.81	0.86	6.50
	WA Average		6.00	14.7	14.5	51.2	44.5	5.77	0.27	370.0	(1.06)	(14.56)	3,390,660	6.91	11.36	3.71	60.01	1.90	(0.85)	(5.16)
Anchor BanCorp Wisconsin Inc.	ABCW	WI	0.70	NM	NM	NM	NM	0.39	0.00	15.2	55.56	11.11	3,998,929	12.12	0.61	1.81	132.95	2.55	(2.71)	(194.40)
Bank Mutual Corporation	BKMU	WI	5.05	38.9	NM	58.1	67.2	6.63	2.38	230.8	(11.09)	(27.13)	3,482,576	4.00	11.49	1.78	80.68	1.22	0.16	1.38
Citizens Community Bancorp, Inc.	CZWI	WI	3.80	27.1	17.2	34.5	39.0	3.37	0.00	19.4	0.00	11.76	576,367	1.79	9.78	3.77	70.30	2.41	0.13	1.35
Guaranty Financial Corp. (MHC)	GFCJ	WI	9.00	NM	NM	58.7	68.1	1.33	0.00	16.8	0.00	25.87	1,310,933	8.83	6.01	3.64	87.68	1.35	(4.16)	(58.48)
Waterstone Financial, Inc. (MHC)	WSBF	WI	3.92	NM	NM	70.7	70.7	6.51	0.00	122.5	14.96	91.22	1,881,025	10.27	9.21	2.68	59.99	1.14	(0.47)	(5.20)
	WI Average		4.49	33.0	17.2	55.5	61.3	3.65	0.48	81.0	11.89	22.57	2,249,966	7.40	7.42	2.74	86.32	1.73	(1.41)	(51.07)
Sistersville Bancorp, Inc.	SVBC	WV	15.05	17.5	NA	60.0	60.0	9.81	4.12	4.9	0.33	15.77	49,505	0.92	16.35	4.60	86.52	3.36	0.57	3.51
	WV Average		15.05	17.5	NA	60.0	60.0	9.81	4.12	4.9	0.33	15.77	49,505	0.92	16.35	4.60	86.52	3.36	0.57	3.51
Crazy Woman Creek Bancorp Incorporated	CRZY	WY	10.75	NA	NA	71.5	72.8	4.46	0.00	6.9	(10.42)	(24.56)	157,575	4.68	8.09	3.81	84.87	2.61	0.12	1.29
	WY Average		10.75	NA	NA	71.5	72.8	4.46	0.00	6.9	(10.42)	(24.56)	157,575	4.68	8.09	3.81	84.87	2.61	0.12	1.29

EXHIBIT V-2

Market Value Characteristics of Public-Traded Thrifts

As of September 3, 2010

Exhibit V-2
Selected Financial and Pricing Characteristics - MHC's

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Cullman Bancorp, Inc. (MHC)	CULL	AL	9.60	NA	11.4	64.0	64.0	10.83	0.00	24.1	-4.76	-7.25	222,810	0.78	16.92	3.71	66.01	2.16	0.73	5.11
AL	Average		9.60	NA	11.43	63.97	63.97	10.83	0.00	24.12	-4.76	-7.25	222,810	0.78	16.92	3.71	66.01	2.16	0.73	5.11
K-Fed Bancorp (MHC)	KFED	CA	8.08	31.1	13.4	113.4	118.4	12.39	5.45	107.4	-11.01	-8.08	866,802	4.13	10.93	3.14	53.98	1.39	0.38	3.58
CA	Average		8.08	31.08	13.41	113.39	118.43	12.39	5.45	107.38	-11.01	-8.08	866,802	4.13	10.93	3.14	53.98	1.39	0.38	3.58
Naugatuck Valley Financial Corporation (MHC)	NVSL	CT	6.15	17.6	14.1	84.3	84.4	7.64	1.95	43.2	-0.81	7.14	565,249	NA	9.06	3.37	73.80	2.22	0.43	4.76
PSB Holdings, Inc. (MHC)	PSBH	CT	4.10	20.5	17.2	61.0	73.4	5.47	0.00	26.8	-15.03	20.59	489,359	NA	8.96	2.74	75.09	1.76	0.26	2.94
Rockville Financial, Inc. (MHC)	RCKB	CT	12.24	19.4	16.1	142.1	143.1	14.40	1.96	239.3	2.77	16.57	1,602,014	1.08	10.14	3.30	63.20	1.86	0.74	7.33
SI Financial Group, Inc. (MHC)	SIFI	CT	6.03	33.5	32.3	87.5	92.3	7.98	1.99	71.0	-4.29	14.86	889,435	0.97	9.12	3.00	88.53	2.37	0.25	2.80
CT	Average		7.13	22.75	19.93	93.74	98.30	8.87	1.48	95.07	-4.34	14.79	886,514	1.03	9.32	3.10	75.16	2.05	0.42	4.46
Atlantic Coast Federal Corporation (MHC)	ACFC	GA	2.40	NM	NM	60.5	NA	3.57	0.00	32.2	-19.73	58.94	901,374	5.07	5.90	2.57	59.23	1.15	-3.07	-44.91
Charter Financial Corporation (MHC)	CHFN	GA	9.75	18.8	36.3	161.1	169.0	15.81	2.05	181.2	-3.47	-2.50	1,146,076	2.33	9.82	3.06	77.88	1.77	0.90	9.67
Heritage Financial Group (MHC)	HBOS	GA	8.98	NM	97.5	149.7	156.3	14.11	4.01	93.4	-17.01	23.86	661,876	1.59	9.42	3.52	80.92	2.26	-0.24	-2.05
GA	Average		7.04	18.75	66.90	123.77	162.65	11.16	2.02	102.26	-13.40	26.77	903,109	3.00	8.38	3.05	72.68	1.73	-0.80	-12.43
Webster City Federal Bancorp (MHC)	WCFB	IA	7.80	26.0	17.6	168.5	169.2	25.56	6.67	24.2	11.43	13.04	94,786	0.62	15.17	3.42	61.73	1.89	0.72	5.99
IA	Average		7.80	26.00	17.64	168.48	169.19	25.56	6.67	24.23	11.43	13.04	94,786	0.62	15.17	3.42	61.73	1.89	0.72	5.99
AJS Bancorp, Inc. (MHC)	AJSB	IL	14.19	NM	19.3	112.4	112.4	11.42	3.10	28.7	29.00	-0.42	251,441	3.53	10.15	2.83	90.96	2.43	-0.81	-7.68
Ben Franklin Financial, Inc. (MHC)	BFFI	IL	3.30	NM	41.3	46.0	46.0	5.63	0.00	6.4	10.00	26.92	114,238	7.88	12.24	2.92	90.58	2.57	-0.84	-7.08
Mutual Federal Bancorp. Inc. (MHC)	MFDB	IL	5.25	NM	NM	93.3	93.3	23.87	0.00	17.5	-11.02	0.00	73,320	12.09	25.60	3.19	140.02	3.92	-1.74	-6.01
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	IL	8.75	NM	NM	83.1	83.1	9.21	2.29	18.6	9.38	-7.41	201,440	NA	11.08	3.29	53.04	1.56	0.10	0.89
Sugar Creek Financial Corp. (MHC)	SUGR	IL	5.70	40.7	15.8	56.6	56.6	5.33	0.00	5.1	0.00	-19.72	96,214	2.34	9.41	2.79	83.05	2.22	0.14	1.37
IL	Average		7.44	40.71	25.47	78.29	78.29	11.09	1.08	15.27	7.47	-0.13	147,331	6.46	13.70	3.00	91.53	2.54	-0.63	-3.70
LaPorte Bancorp, Inc. (MHC)	LPSB	IN	7.15	11.5	13.3	65.5	80.3	7.48	0.00	32.8	-4.05	62.45	438,455	1.50	11.42	3.26	69.89	1.83	0.69	5.59
Mid-Southern Savings Bank, FSB (MHC)	MSVB	IN	11.50	NA	NA	NA	NA	NA	4.57	16.9	0.00	4.55	193,822	0.37	10.08	2.46	68.48	1.56	0.43	4.22
United Community Bancorp (MHC)	UCBA	IN	7.25	55.8	NM	NA	NA	NA	6.07	56.9	-0.38	17.89	492,104	NA	11.27	3.13	74.65	2.00	0.24	1.83
IN	Average		8.63	33.65	13.26	65.47	80.27	7.48	3.55	35.52	-1.48	28.30	374,794	0.94	10.92	2.95	71.01	1.80	0.45	3.88
Capitol Federal Financial (MHC)	CFFN	KS	25.72	27.1	28.0	198.2	198.2	22.28	7.78	1,903.1	-22.44	-18.25	8,543,357	0.71	11.24	2.10	43.38	0.66	0.82	7.30
KS	Average		25.72	27.07	27.96	198.23	198.23	22.28	7.78	1,903.06	-22.44	-18.25	8,543,357	0.71	11.24	2.10	43.38	0.66	0.82	7.30
Kentucky First Federal Bancorp (MHC)	KFFB	KY	10.00	NM	58.4	135.5	181.9	32.94	4.00	78.4	10.86	-9.09	238,355	NA	24.30	2.94	69.04	1.81	-0.01	-0.04
KY	Average		10.00	NM	58.44	135.53	181.86	32.94	4.00	78.41	10.86	-9.09	238,355	NA	24.30	2.94	69.04	1.81	-0.01	-0.04
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	LA	9.70	46.2	28.1	97.3	97.3	17.54	2.47	32.4	21.25	7.78	185,145	0.19	18.02	3.48	81.06	2.67	0.40	2.09
Minden Bancorp, Inc. (MHC)	MDNB	LA	15.10	65.7	8.4	91.8	91.8	10.33	2.91	20.6	5.96	4.86	199,593	0.51	11.25	3.55	55.54	1.70	0.15	1.46
LA	Average		12.40	55.92	18.27	94.59	94.59	13.94	2.69	26.53	13.61	6.32	192,369	0.35	14.64	3.52	68.30	2.19	0.28	1.78
Georgetown Bancorp, Inc. (MHC)	GTWN	MA	5.25	14.6	10.1	75.4	75.4	6.55	0.00	13.9	5.00	10.53	211,545	0.21	8.68	3.70	77.65	2.60	0.47	5.29
Meridian Interstate Bancorp, Inc. (MHC)	EBSB	MA	11.00	23.9	15.2	119.9	126.8	14.32	0.00	247.6	0.92	26.44	1,728,228	2.40	11.95	3.73	62.60	1.98	0.69	4.96
MA	Average		8.13	19.25	12.64	97.66	101.11	10.44	0.00	130.71	2.96	18.49	969,887	1.31	10.32	3.72	70.13	2.29	0.58	5.13
BV Financial, Inc. (MHC)	BVFL	MD	3.20	45.7	7.5	60.4	61.4	4.82	0.00	7.7	-7.25	23.08	159,910	0.79	7.98	3.28	77.42	2.28	0.11	1.42
SFSB, Inc. (MHC)	SFBI	MD	3.25	16.3	10.1	43.8	43.9	4.33	0.00	8.7	1.25	44.44	199,796	3.78	9.89	3.14	75.59	2.16	0.28	3.22
MD	Average		3.23	30.98	8.81	52.09	52.61	4.58	0.00	8.18	-3.00	33.76	179,853	2.29	8.94	3.21	76.51	2.22	0.20	2.32
Auburn Bancorp, Inc. (MHC)	ABBB	ME	6.65	NA	20.8	55.9	55.9	4.22	0.00	3.4	-11.33	-9.52	79,222	1.26	7.56	3.23	81.29	2.47	0.11	1.39
ME	Average		6.65	NA	20.78	55.86	55.86	4.22	0.00	3.35	-11.33	-9.52	79,222	1.26	7.56	3.23	81.29	2.47	0.11	1.39

Exhibit V-2
Selected Financial and Pricing Characteristics - MHC's

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
LifeStore Financial Group (MHC)	LSFG	NC	5.00	NM	NM	NA	NA	NA	0.00	5.5	0.00	-52.38	299,982	8.05	4.75	3.12	89.17	2.45	-0.43	-7.21
Wake Forest Bancshares, Inc. (MHC)	WAKE	NC	6.50	NM	23.2	36.4	36.4	6.77	3.08	7.5	-7.28	-23.53	110,943	8.41	18.62	2.25	70.30	1.41	0.08	0.46
NC	Average		5.75	NM	23.21	36.35	36.35	6.77	1.54	6.49	-3.64	-37.96	205,463	8.23	11.69	2.69	79.74	1.93	-0.18	-3.38
Equitable Financial Corp. (MHC)	EQFC	NE	2.26	NM	NM	40.7	40.7	3.78	0.00	7.2	-9.60	-35.24	190,119	6.95	9.30	3.27	85.94	2.54	0.01	0.12
NE	Average		2.26	NM	NM	40.68	40.68	3.78	0.00	7.19	-9.60	-35.24	190,119	6.95	9.30	3.27	85.94	2.54	0.01	0.12
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NJ	8.49	29.3	26.5	126.5	126.5	19.93	2.83	221.9	-1.85	-9.39	1,113,610	NA	15.76	2.42	51.95	1.13	0.73	4.35
Delanco Bancorp, Inc. (MHC)	DLNO	NJ	2.75	17.2	8.6	37.9	NA	3.26	0.00	4.5	37.50	57.14	138,048	6.63	8.60	3.42	75.72	2.39	0.19	2.33
Investors Bancorp, Inc. (MHC)	ISBC	NJ	11.32	24.1	20.1	146.2	150.5	14.67	0.00	1,300.6	-13.72	3.47	8,866,139	1.56	10.03	2.88	46.40	1.18	0.61	6.03
Kearny Financial Corp. (MHC)	KRNY	NJ	9.06	NM	90.4	127.4	NA	26.46	2.21	619.2	-1.09	-10.03	2,339,813	NA	20.77	2.83	76.20	1.93	0.31	1.42
Lincoln Park Bancorp (MHC)	LPBC	NJ	4.80	13.0	17.1	61.8	62.1	5.49	0.00	8.7	-29.93	35.21	157,800	2.28	8.87	2.95	67.30	1.85	0.44	5.26
Magyar Bancorp, Inc. (MHC)	MGYR	NJ	3.62	5.3	1.5	47.6	47.6	3.85	0.00	20.9	-3.21	-9.50	543,454	8.44	8.09	3.09	91.57	2.58	0.71	9.61
MSB Financial Corp. (MHC)	MSBF	NJ	7.94	49.6	49.6	NA	NA	NA	1.51	41.2	0.76	0.00	358,743	NA	11.14	3.19	74.51	2.16	0.22	2.00
Northfield Bancorp, Inc. (MHC)	NFBK	NJ	11.28	31.3	33.0	122.9	128.1	22.24	1.77	491.1	-13.10	-16.57	2,208,165	2.88	18.10	3.15	53.27	1.49	0.73	3.75
Roma Financial Corporation (MHC)	ROMA	NJ	10.76	NM	46.6	153.0	153.4	22.76	2.97	330.8	-0.92	-12.94	1,456,871	NA	14.98	3.11	69.21	1.90	0.32	1.98
Wawel Savings Bank (MHC)	WAWL	NJ	4.75	27.9	NM	58.2	58.2	10.62	0.00	10.2	-20.17	-26.92	95,883	4.15	18.26	4.84	72.39	3.11	0.37	2.03
NJ	Average		7.48	24.72	32.60	97.94	103.76	14.36	1.13	304.91	-4.57	1.05	1,727,853	4.32	13.46	3.19	67.85	1.97	0.46	3.88
Alamogordo Financial Corp. (MHC)	ALMG	NM	18.00	33.3	NA	NA	NA	NA	7.78	23.8	-10.00	0.00	181,236	3.68	15.94	3.68	76.89	2.47	0.41	2.49
NM	Average		18.00	33.33	NA	NA	NA	NA	7.78	23.81	-10.00	0.00	181,236	3.68	15.94	3.68	76.89	2.47	0.41	2.49
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NY	3.26	NM	NM	57.4	57.4	8.01	1.23	42.0	-26.08	-67.53	524,358	16.98	13.95	4.65	53.38	2.24	-2.63	-17.01
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	NY	5.25	NM	26.3	91.9	91.9	9.36	0.00	14.4	0.00	31.25	153,504	NA	10.19	3.83	80.22	2.87	0.10	0.98
FSB Community Bankshares, Inc. (MHC)	FSBC	NY	7.50	NM	93.8	64.4	64.4	6.08	0.00	13.4	-6.25	-24.62	220,022	0.01	9.45	2.23	99.55	2.15	0.03	0.28
Gouverneur Bancorp, Inc. (MHC)	GOVB	NY	7.32	11.3	10.2	72.6	72.6	11.19	4.64	16.5	-8.50	11.76	146,990	2.22	15.42	4.25	63.82	2.24	1.04	6.86
Greene County Bancorp, Inc. (MHC)	GCBC	NY	17.25	14.6	NA	159.7	159.7	14.34	4.06	71.1	7.81	12.16	495,323	NA	8.98	3.91	60.95	1.90	1.03	11.50
Hometown Bancorp, Inc. (MHC)	HTWC	NY	5.14	20.6	128.5	61.3	61.3	7.62	1.56	12.0	-3.02	-4.81	156,919	5.43	12.43	4.69	77.18	3.05	0.37	2.95
Lake Shore Bancorp, Inc. (MHC)	LSBK	NY	7.95	16.9	18.1	83.8	83.8	10.49	3.02	48.2	0.63	1.15	460,441	NA	12.52	3.23	73.34	2.06	0.65	4.97
Northeast Community Bancorp, Inc. (MHC)	NECB	NY	6.03	NM	139.7	74.0	75.3	15.43	1.99	79.8	5.24	-8.22	516,975	7.96	20.86	2.97	82.60	2.28	-0.45	-2.15
Pathfinder Bancorp, Inc. (MHC)	PBHC	NY	6.74	9.1	10.2	67.6	80.0	4.29	1.78	16.8	12.33	20.36	396,332	1.43	7.81	3.72	72.49	2.28	0.58	7.73
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	NY	5.90	15.1	11.3	81.6	83.3	5.83	0.00	13.8	8.26	81.54	236,327	0.81	7.14	3.17	80.53	2.19	0.41	5.48
NY	Average		7.23	14.60	54.74	81.42	82.95	9.26	1.83	32.78	-0.96	5.30	330,719	4.98	11.88	3.67	74.41	2.33	0.11	2.16
Cheviot Financial Corp. (MHC)	CHEV	OH	8.48	44.6	35.3	107.2	107.2	21.41	5.19	75.1	-0.35	14.75	351,046	1.86	19.98	3.16	70.34	2.07	0.48	2.41
Greenville Federal Financial Corporation (MHC)	GVFF	OH	4.90	49.0	NM	91.1	91.1	8.34	5.71	10.3	-2.00	-2.00	123,167	1.17	9.15	3.71	83.98	2.75	0.18	1.31
TFS Financial Corporation (MHC)	TFSL	OH	9.71	NM	82.0	170.0	170.9	27.36	0.00	2,993.7	-21.76	-20.02	10,940,202	3.48	16.10	2.18	50.45	0.76	0.09	0.52
OH	Average		7.70	46.82	58.65	122.75	123.06	19.04	3.63	1,026.38	-8.04	-2.42	3,804,805	2.17	15.08	3.02	68.26	1.86	0.25	1.41
Alliance Bancorp, Inc. of Pennsylvania (MHC)	ALLB	PA	7.50	50.0	187.5	103.4	103.4	11.20	1.60	50.2	-9.64	-10.71	448,446	3.19	10.83	2.82	82.34	2.16	0.22	2.05
Beneficial Mutual Bancorp, Inc. (MHC)	BNCL	PA	8.70	27.2	28.2	107.8	134.1	14.58	0.00	708.3	-11.94	-11.59	4,876,298	2.08	13.52	3.39	71.70	2.08	0.55	3.93
Eureka Financial Corporation (MHC)	EKFC	PA	14.25	19.8	17.0	128.1	128.1	14.45	4.21	18.0	9.62	19.75	124,371	0.09	11.28	3.66	64.40	2.22	0.78	6.82
FedFirst Financial Corporation (MHC)	FFCO	PA	4.70	33.6	23.1	67.6	69.9	8.35	0.00	29.7	-14.70	38.24	356,197	0.69	12.36	3.01	78.89	2.02	0.26	2.12
Malvern Federal Bancorp, Inc. (MHC)	MLVF	PA	7.48	NM	37.4	66.7	66.7	6.56	1.60	45.7	-11.58	-22.00	695,333	6.03	9.84	2.85	69.21	1.78	-0.14	-1.37
Polonia Bancorp (MHC)	PBCP	PA	6.00	23.1	50.0	78.2	78.2	8.81	0.00	19.0	10.50	-14.29	215,215	1.00	11.27	2.94	100.76	2.82	0.37	3.36
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	PA	7.10	21.5	13.1	126.2	126.2	13.23	2.82	71.2	17.36	-25.42	538,260	NA	10.49	3.21	59.18	1.74	0.63	5.83
William Penn Bancorp, Inc. (MHC)	WMPN	PA	13.50	16.5	13.5	98.4	98.4	15.27	0.00	49.2	0.00	0.00	321,811	0.69	15.52	2.96	44.16	1.23	0.94	6.13
PA	Average		8.65	27.37	46.22	97.06	100.62	11.56	1.28	123.90	-1.30	-3.25	946,991.38	1.97	11.89	3.11	71.33	2.01	0.45	3.61
First Federal of South Carolina, FSB (MHC)	FSGB	SC	1.78	NM	NM	19.4	19.6	1.52	0.00	1.8	-64.40	-74.57	118,854	11.13	7.82	3.12	95.07	2.69	-0.59	-7.35
SC	Average		1.78	NM	NM	19.39	19.60	1.52	0.00	1.80	-64.40	-74.57	118,854	11.13	7.82	3.12	95.07	2.69	-0.59	-7.35

Exhibit V-2
Selected Financial and Pricing Characteristics - MHC's

Company	Ticker	St	Price	P/E	Core P/E	Price BV	Price Tang. BV	Price Asset	Div. Yield	Market Value	Qtrly Chng	YTD Chng	Assets	NPA/ Assets	Equity/ Assets	Int. Margin	Effic. Ratio	Net Oper. Exp	ROA	ROE
Sound Financial, Inc. (MHC)	SNFL	WA	5.00	NM	10.9	58.4	58.4	4.33	0.00	14.8	0.00	13.64	340,926	3.39	7.42	4.39	73.91	2.75	-0.01	-0.20
WA	Average		5.00	NM	10.93	58.39	58.39	4.33	0.00	14.77	0.00	13.64	340,926	3.39	7.42	4.39	73.91	2.75	-0.01	-0.20
Guaranty Financial Corp. (MHC)	GFCJ	WI	9.00	NM	NM	58.7	68.1	1.33	0.00	16.8	0.00	25.87	1,310,933	8.83	6.01	3.64	87.68	1.35	-4.16	-58.48
Waterstone Financial, Inc. (MHC)	WSBF	WI	3.92	NM	NM	70.7	70.7	6.51	0.00	122.5	14.96	91.22	1,881,025	10.27	9.21	2.68	59.99	1.14	-0.47	-5.20
WI	Average		6.46	NM	NM	64.69	69.41	3.92	0.00	69.66	7.48	58.55	1,595,979	9.55	7.61	3.16	73.84	1.25	-2.32	-31.84

EXHIBIT V-3
Pro Forma Calculations
Fully Converted

	At or For the Year Ended June 30, 2010 Based Upon the Sale at $10.00 Per Share of			
	4,080,000 Shares at Minimum of Offering Range	4,800,000 Shares at Midpoint of Offering Range	5,520,000 Shares at Maximum of Offering Range	6,348,000 Shares at Adjusted Maximum Offering Range (1)
	(Dollars in thousands, except per share amounts)			
Gross Proceeds	$ 39,984	$ 47,040	$ 54,096	$ 62,210
Market value of shares issued to charitable foundation	816	960	1,104	1,270
Market value of shares issued to Oconee Federal, MHC	0	0	0	0
Market value of Oconee Federal Financial Corp. (fully converted)	$ 40,800	$ 48,000	$ 55,200	$ 63,480
Gross Proceeds	$ 39,984	$ 47,040	$ 54,096	$ 62,210
Expenses	(1,377)	(1,474)	(1,571)	(1,683)
Estimated net proceeds	38,607	45,566	52,525	60,527
Oconee Federal, MHC capitalization	0	0	0	0
Cash contribution to charitable foundation	(1,684)	(1,540)	(1,396)	(1,230)
Common stock acquired by employee stock ownership plan (2)	(3,264)	(3,840)	(4,416)	(5,078)
Common stock acquired by stock-based incentive plan (3)	(1,632)	(1,920)	(2,208)	(2,539)
Estimated net proceeds after adjustment for charitable foundation, stock benefit plans and capitalization of Oconee Federal, MHC	$ 32,027	$ 38,266	$ 44,505	$ 51,679
For the year ended June 30, 2010				
Net income				
Historical (4)	$ 2,593	$ 2,593	$ 2,593	$ 2,593
Pro Forma adjustments:				
Income on adjusted net proceeds	77	92	107	124
Employee stock ownership plan (2)	(81)	(95)	(110)	(126)
Shares granted under stock-based incentive plan (3)	(202)	(238)	(274)	(315)
Options granted under stock-based incentive plan (5)	(90)	(106)	(122)	(140)
Pro forma income (7)	$ 2,296	$ 2,245	$ 2,195	$ 2,136
Net income per share				
Historical	$ 0.69	$ 0.59	$ 0.51	$ 0.44
Pro Forma adjustments:				
Income on net proceeds	0.02	0.02	0.02	0.02
Employee stock ownership plan (2)	(0.02)	(0.02)	(0.02)	(0.02)
Shares granted under stock-based incentive plan (3)	(0.05)	(0.05)	(0.05)	(0.05)
Options granted under stock-based incentive plan (5)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma income (2)(3)(5)(7)	$ 0.61	$ 0.51	$ 0.43	$ 0.36
Offering price to pro forma net income per share	16.39x	19.61x	23.26x	27.78x
Shares considered outstanding in calculating pro forma income per share	3,766,656	4,431,360	5,096,064	5,860,474

	At or For the Year Ended June 30, 2010 Based Upon the Sale at $10.00 Per Share of			
	4,080,000 Shares at Minimum of Offering Range	4,800,000 Shares at Midpoint of Offering Range	5,520,000 Shares at Maximum of Offering Range	6,348,000 Shares at Adjusted Maximum Offering Range (1)
	(Dollars in thousands, except per share amounts)			
At June 30, 2010				
Stockholders Equity:				
Historical (4)	$ 59,661	$ 59,661	$ 59,661	$ 59,661
Estimated net proceeds	38,607	45,566	52,525	60,527
Stock contribution to charitable foundation	816	960	1,104	1,270
Less: Capitalization of Oconee Federal, MHC	0	0	0	0
After-tax effect on contribution to charitable foundation	(1,550)	(1,550)	(1,550)	(1,550)
Common stock acquired by employee stock ownership plan (2)	(3,264)	(3,840)	(4,416)	(5,078)
Common stock acquired by stock-based incentive plan (3)	(1,632)	(1,920)	(2,208)	(2,539)
Pro forma stockholders' equity (6)	$ 92,638	$ 98,877	$ 105,116	$ 112,290
Stockholders equity per share:				
Historical	$ 14.62	$ 12.43	$ 10.81	$ 9.40
Estimated net proceeds	9.46	9.49	9.52	9.53
Stock contribution to charitable foundation	0.20	0.20	0.20	0.20
Less: Capitalization of Oconee Federal, MHC	0.00	0.00	0.00	0.00
After-tax effect on contribution to charitable foundation	(0.38)	(0.32)	(0.28)	(0.24)
Common stock acquired by employee stock ownership plan (2)	(0.80)	(0.80)	(0.80)	(0.80)
Common stock acquired by stock-based incentive plan (3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders' equity (3)(6)	$ 22.71	$ 20.60	$ 19.04	$ 17.69
Offering price as percentage of pro forma stockholders' equity per share	44.03%	48.54%	52.52%	56.53%
Shares considered outstanding in calculating offering price as a percentage of pro forma stockholders' equity per share	4,080,000	4,800,000	5,520,000	6,348,000
Charitable foundation ownership	2.00%	2.00%	2.00%	2.00%
Mutual holding company ownership	0.00%	0.00%	0.00%	0.00%
Public ownership	98.00%	98.00%	98.00%	98.00%

(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) It is assumed that 8.00% of the shares outstanding following the stock offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Oconee Federal Financial Corp. The amount to be borrowed is reflected as a reduction of stockholders' equity. Oconee Federal Savings and Loan Association intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Oconee Federal Savings and Loan Association's total annual payment of the employee stock ownership plan debt is based upon 25 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Oconee Federal Savings and Loan Association's contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) the employee stock ownership plan acquires 326,400, 384,000, 441,600 and 507,840 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively; (iii) 13,056, 15,360, 17,664 and 20,313 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, (based on a twenty five year loan term) were committed to be released during the year ended June 30, 2010, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with Statement of Position 93-6; and (iv) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. Employee stock ownership plan participants who elect to receive their benefit distributions in the form of our common stock may require us to purchase the common stock distributed at fair value if, under the Internal Revenue Code, the stock does not meet the standard of being readily tradable on an established securities market. Currently, we are unable to determine whether this standard will be met. If this contingent repurchase obligation does apply, it will reduce stockholders' equity by an amount that represents the market value of all common stock held by the employee stock ownership plan and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require us to purchase the shares.

(3) Gives effect to the stock-based incentive plan expected to be adopted following the stock offering. We have assumed that this plan acquires a number of shares of common stock equal to 4.00% of the shares issued in the reorganization and offering (including shares issued to Oconee Federal, MHC and Oconee Federal Charitable Foundation) either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Oconee Federal Financial Corp., if any. Funds used by the stock-based incentive plan to purchase the shares will be contributed to the plan by Oconee Federal Financial Corp. In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended June 30, 2010. There can be no assurance that the actual purchase price of the shares granted under the stock-based incentive plan will be equal to the subscription price of $10.00 per share. If shares are acquired from the issuance of authorized but unissued shares of common stock or from treasury shares of Ononee Federal Financial Corp., there would be a dilutive effect of up to 1.92% on the ownership interest of persons who purchase common stock in the offering. The above table shows pro forma net income per share and pro forma stockholders' equity per share, assuming all the shares to fund the stock-based incentive plan are obtained from authorized but unissued shares.

(4) Derived from Oconee Federal Savings and Loan Association's audited June 30, 2010 financial statements included elsewhere in this prospectus.

(5) Gives effect to the stock-based incentive plan expected to be adopted following the stock offering. We have assumed that options will be granted to acquire common stock equal to 4.90% of the shares of common stock issued in the reorganization and offering (including shares of common stock issued to Oconee Federal, MHC and Oconee Federal Charitable Foundation). In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $1.11 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 38.0%. Under the above assumptions, the adoption of the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares issued to satisfy the exercise of options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders' equity per share will decrease. This will also have a dilutive effect of up to 4.67% on the ownership interest of persons who purchase common stock in the offering.
(6) The retained earnings of Oconee Federal Savings and Loan Association will continue to be substantially restricted after the stock offering. See "Supervision and Regulation—Federal Banking Regulation."
(7) Does not give effect to the non-recurring expense that will be recognized during 2010 as a result of the contribution to the charitable foundation. The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income and pro forma net income per share assuming the contribution to the charitable foundation had been expensed during the year ended June 30, 2010.

For the Year Ended June 30, 2010	4,080,000 Shares at Minimum of Offering Range	4,800,000 Shares at Midpoint of Offering Range	5,520,000 Shares at Maximum of Offering Range	6,348,000 Shares at Adjusted Maximum Offering Range (1)
	(Dollars in thousands, except per share amounts)			
After-tax exp. of contribution to foundation	$ 1,550	$ 1,550	$ 1,550	$ 1,550
Pro forma net income	$ 746	$ 695	$ 645	$ 586
Pro forma net income per share	$ 0.20	$ 0.16	$ 0.13	$ 0.10

The pro forma data assume that we will realize 100.0% of the income tax benefit as a result of the contribution to the charitable foundation based on a 38.0% tax rate. The realization of the tax benefit is limited annually to 10.0% of our annual taxable income. However, for federal tax purposes only, we can carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

EXHIBIT V-4
Pro Forma Analysis

Valuation Parameters

12 month earnings	Y	$ 2,593
Pre conversion book value	B	$ 59,661
Pre conversion assets	A	$ 333,546
Return on Money	R	0.39%
Conversion Expenses	X	3.13%
ESOP Purchases	E	8.00%
Amort. Of ESOP borrowing	T	25
Amort. Of MRP amount	N	5
MRP purchases	M	4.00%
Stock Foundation Amount	F	2.00%
Tax Rate	TAX	38%
Percentage Sold	PCT	100%

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3.	V=	P/E*Y 1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)	=	$48,000,000
2.	V=	P/B*(B+Z) 1-P/B*PCT*(1-X-E-M-F)	=	$48,000,000
1.	V=	P/A*A 1-P/A*PCT*(1-X-E-M-F)	=	$48,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion

	Total Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,800,000	$ 10.00	$ 48,000,000
Range:			
- Minimum	4,080,000	$ 10.00	$ 40,800,000
- Midpoint	4,800,000	$ 10.00	$ 48,000,000
- Maximum	5,520,000	$ 10.00	$ 55,200,000
- Supermaximum	6,348,000	$ 10.00	$ 63,480,000

EXHIBIT V-5
Pro Forma Calculations
MHC

	At or For the Year Ended June 30, 2010 Based Upon the Sale at $10.00 Per Share of			
	1,346,400 Shares at Minimum of Offering Range	1,584,000 Shares at Midpoint of Offering Range	1,821,600 Shares at Maximum of Offering Range	2,094,840 Shares at Adjusted Maximum Offering Range (1)
	(Dollars in thousands, except per share amounts)			
Gross Proceeds	$ 13,464	$ 15,840	$ 18,216	$ 20,948
Market value of shares issued to charitable foundation	816	960	1,104	1,270
Market value of shares issued to Oconee Federal, MHC	26,520	31,200	35,880	41,262
Market value of Oconee Federal Financial Corp. (fully converted)	$ 40,800	$ 48,000	$ 55,200	$ 63,480
Gross Proceeds	$ 13,464	$ 15,840	$ 18,216	$ 20,948
Expenses	(1,004)	(1,035)	(1,067)	(1,103)
Estimated net proceeds	12,460	14,805	17,149	19,846
Oconee Federal, MHC capitalization	(50)	(50)	(50)	(50)
Cash contribution to charitable foundation	(1,684)	(1,540)	(1,396)	(1,230)
Common stock acquired by employee stock ownership plan (2)	(1,599)	(1,882)	(2,164)	(2,488)
Common stock acquired by stock-based incentive plan (3)	(800)	(941)	(1,082)	(1,244)
Estimated net proceeds after adjustment for charitable foundation, stock benefit plans and capitalization of Oconee Federal, MHC	$ 8,327	$ 10,392	$ 12,457	$ 14,832
For the year ended June 30, 2010				
Net income				
Historical (4)	$ 2,593	$ 2,593	$ 2,593	$ 2,593
Pro Forma adjustments:				
Income on adjusted net proceeds	20	25	30	36
Employee stock ownership plan (2)	(40)	(47)	(54)	(62)
Shares granted under stock-based incentive plan (3)	(99)	(117)	(134)	(154)
Options granted under stock-based incentive plan (5)	(40)	(47)	(54)	(62)
Pro forma income (7)	$ 2,434	$ 2,407	$ 2,381	$ 2,350
Net income per share				
Historical	$ 0.66	$ 0.56	$ 0.49	$ 0.42
Pro Forma adjustments:				
Income on net proceeds	0.01	0.01	0.01	0.01
Employee stock ownership plan (2)	(0.01)	(0.01)	(0.01)	(0.01)
Shares granted under stock-based incentive plan (3)	(0.03)	(0.03)	(0.03)	(0.03)
Options granted under stock-based incentive plan (5)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma income (2)(3)(5)(7)	$ 0.62	$ 0.52	$ 0.45	$ 0.38
Offering price to pro forma net income per share	16.13x	19.23x	22.22x	26.32x
Shares considered outstanding in calculating pro forma income per share	3,926,461	4,619,366	5,312,271	6,109,112

	At or For the Year Ended June 30, 2010 Based Upon the Sale at $10.00 Per Share of			
	1,346,400 Shares at Minimum of Offering Range	1,584,000 Shares at Midpoint of Offering Range	1,821,600 Shares at Maximum of Offering Range	2,094,840 Shares at Adjusted Maximum Offering Range (1)
	(Dollars in thousands, except per share amounts)			
At June 30, 2010				
Stockholders Equity:				
Historical (4)	$ 59,661	$ 59,661	$ 59,661	$ 59,661
Estimated net proceeds	12,460	14,805	17,149	19,846
Stock contribution to charitable foundation	816	960	1,104	1,270
Less: Capitalization of Oconee Federal, MHC	(50)	(50)	(50)	(50)
After-tax effect on contribution to charitable foundation	(1,550)	(1,550)	(1,550)	(1,550)
Common stock acquired by employee stock ownership plan (2)	(1,599)	(1,882)	(2,164)	(2,488)
Common stock acquired by stock-based incentive plan (3)	(800)	(941)	(1,082)	(1,244)
Pro forma stockholders' equity (6)	$ 68,938	$ 71,003	$ 73,068	$ 75,443
Stockholders equity per share:				
Historical	$ 14.62	$ 12.43	$ 10.81	$ 9.40
Estimated net proceeds	3.05	3.08	3.11	3.13
Stock contribution to charitable foundation	0.20	0.20	0.20	0.20
Less: Capitalization of Oconee Federal, MHC	(0.01)	(0.01)	(0.01)	(0.01)
After-tax effect on contribution to charitable foundation	(0.38)	(0.32)	(0.28)	(0.24)
Common stock acquired by employee stock ownership plan (2)	(0.39)	(0.39)	(0.39)	(0.39)
Common stock acquired by stock-based incentive plan (3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders' equity (3)(6)	$ 16.90	$ 14.79	$ 13.24	$ 11.88
Offering price as percentage of pro forma stockholders' equity per share	59.17%	67.61%	75.53%	84.18%
Shares considered outstanding in calculating offering price as a percentage of pro forma stockholders' equity per share	4,080,000	4,800,000	5,520,000	6,348,000
Charitable foundation ownership	2.00%	2.00%	2.00%	2.00%
Mutual holding company ownership	65.00%	65.00%	65.00%	65.00%
Public ownership	33.00%	33.00%	33.00%	33.00%

(1) As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) It is assumed that 3.92% of the shares outstanding following the stock offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Oconee Federal Financial Corp. The amount to be borrowed is reflected as a reduction of stockholders' equity. Oconee Federal Savings and Loan Association intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Oconee Federal Savings and Loan Association's total annual payment of the employee stock ownership plan debt is based upon 25 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Oconee Federal Savings and Loan Association's contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) the employee stock ownership plan acquires 159,936, 188,160, 216,384 and 248,841 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively; (iii) 6,397, 7,526, 8,655 and 9,954 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, (based on a twenty five year loan term) were committed to be released during the year ended June 30, 2010, at an average fair value equal to the price for which the shares are sold in the stock offering in accordance with Statement of Position 93-6; and (iv) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. Employee stock ownership plan participants who elect to receive their benefit distributions in the form of our common stock may require us to purchase the common stock distributed at fair value if, under the Internal Revenue Code, the stock does not meet the standard of being readily tradable on an established securities market. Currently, we are unable to determine whether this standard will be met. If this contingent repurchase obligation does apply, it will reduce stockholders' equity by an amount that represents the market value of all common stock held by the employee stock ownership plan and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require us to purchase the shares.
(3) Gives effect to the stock-based incentive plan expected to be adopted following the stock offering. We have assumed that this plan acquires a number of shares of common stock equal to 1.96% of the shares issued in the reorganization and offering (including shares issued to Oconee Federal, MHC and Oconee Federal Charitable Foundation) either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Oconee Federal Financial Corp., if any. Funds used by the stock-based incentive plan to purchase the shares will be contributed to the plan by Oconee Federal Financial Corp. In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended June 30, 2010. There can be no assurance that the actual purchase price of the shares granted under the stock-based incentive plan will be equal to the subscription price of $10.00 per share. If shares are acquired from the issuance of authorized but unissued shares of common stock or from treasury shares of Ononee Federal Financial Corp., there would be a dilutive effect of up to 1.92% on the ownership interest of persons who purchase common stock in the offering. The above table shows pro forma net income per share and pro forma stockholders' equity per share, assuming all the shares to fund the stock-based incentive plan are obtained from authorized but unissued shares.
(4) Derived from Oconee Federal Savings and Loan Association's audited June 30, 2010 financial statements included elsewhere in this prospectus.

(5) Gives effect to the stock-based incentive plan expected to be adopted following the stock offering. We have assumed that options will be granted to acquire common stock equal to 4.90% of the shares of common stock issued in the reorganization and offering (including shares of common stock issued to Oconee Federal, MHC and Oconee Federal Charitable Foundation). In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $1.11 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 38.0%. Under the above assumptions, the adoption of the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares issued to satisfy the exercise of options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders' equity per share will decrease. This will also have a dilutive effect of up to 4.67% on the ownership interest of persons who purchase common stock in the offering.
(6) The retained earnings of Oconee Federal Savings and Loan Association will continue to be substantially restricted after the stock offering. See "Supervision and Regulation—Federal Banking Regulation."
(7) Does not give effect to the non-recurring expense that will be recognized during 2010 as a result of the contribution to the charitable foundation. The following table shows the estimated after-tax expense associated with the contribution to the charitable foundation, as well as pro forma net income and pro forma net income per share assuming the contribution to the charitable foundation had been expensed during the year ended June 30, 2010.

For the Year Ended June 30, 2010	**1,346,400 Shares at Minimum of Offering Range**	**1,584,000 Shares at Midpoint of Offering Range**	**1,821,600 Shares at Maximum of Offering Range**	**2,094,840 Shares at Adjusted Maximum Offering Range (1)**
	(Dollars in thousands, except per share amounts)			
After-tax exp. of contribution to foundation	$ 1,550	$ 1,550	$ 1,550	$ 1,550
Pro forma net income	$ 884	$ 857	$ 831	$ 800
Pro forma net income per share	$ 0.23	$ 0.19	$ 0.16	$ 0.13

The pro forma data assume that we will realize 100.0% of the income tax benefit as a result of the contribution to the charitable foundation based on a 38.0% tax rate. The realization of the tax benefit is limited annually to 10.0% of our annual taxable income. However, for federal tax purposes only, we can carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

EXHIBIT VI-1
Firm Qualifications Statement

McAuliffe Financial, LLC
A Bank Consulting Firm

McAuliffe Financial, LLC was founded in 2006 by Kevin McAuliffe to provide financial advisory services to the banking sector. Kevin McAuliffe has over 22 years experience advising and representing banks and has unique experience in understanding the relationships between banks and other service providers. Independent from investment banks and broker/dealers, McAuliffe Financial provides consulting that is unbiased from transactional fees that often influence consulting relationships. Proper preparation and planning for growth, whether through organic or external means, is critical to maximizing your goals. With years of building financial models that extensively quantify the financial variables of financial institutions, McAuliffe Financial is prepared to work closely with you to chart your path to success.

Our clients benefit from an independent array of consulting services that include:

Business and Strategic planning;
Strategic presentations to boards of directors;
Financial modeling;
M&A advisory;
Preparing stock valuations and fairness opinions;

Business and Strategic Planning – McAuliffe Financial has developed financial models that provide forecasting depth beyond traditional line items for financial institutions. The principal of the firm has developed over 100 business plans for banks and has participated in many planning retreats with senior management and board members.

Mergers and Acquisitions – Since 1985, the principal of McAuliffe Financial has been involved in over 40 bank merger and acquisition transactions. His involvement has included structuring financial terms of the transactions, financial forecasting, mark-to-market analyses, marketing financial institutions for sale, finding appropriate suitors and negotiating deal pricing.

Stock Valuations and Fairness Opinions – The principal of McAuliffe Financial has been actively involved in over 170 valuation appraisals for thrifts converting from mutual-to-stock form of ownership. Additionally, he has written over 30 fairness opinions for bank combinations. McAuliffe Financial also prepares stock valuations for ESOPs, goodwill impairment analyses and companies with illiquid stock.

Equity Offerings – The principal of McAuliffe Financial has been involved in over 160 mutual-to-stock conversion offerings. Additionally, he has raised over $150 million in secondary equity offerings and trust preferred securities.

Stock Repurchases – The principal of McAuliffe Financial has provided guidance and executed stock repurchases for over 100 financial institutions. He does not seek to represent both buyer and seller in stock repurchases, but will only represent the interests of financial institutions in stock repurchases.